**Execution Version**

# EXPLORATION AGREEMENT AND OPTION TO LEASE

between

**NOVACOPPER US INC.**

and

**NANA REGIONAL CORPORATION, INC.**

Date: October 19, 2011

50745338.11

**Execution Version**

TABLE OF CONTENTS

1. DEFINITIONS....2
2. REPRESENTATIONS AND WARRANTIES....6
3. ASSOCIATION OF PARTIES....8
4. THE RIGHT TO ENTER AND EXPLORE....10
5. OVERSIGHT COMMITTEE....13
6. SUSTAINABILITY COMMITTEE....15
7. ELECTION BY NANA....16
8. THE OPTION TO LEASE....18
9. THE AMBLER LANDS....19
10. FURTHER OBLIGATIONS OF NOVACOPPER....20
11. FURTHER OBLIGATIONS OF NANA....21
12. CONTRACT PREFERENCE....21
13. INDEMNITY....23
14. SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION....24
15. TRANSFER AND ASSIGNMENT....26
16. NOTICES....27
17. TERM AND TERMINATION....28
18. FORCE MAJEURE....29
19. AREA OF INTEREST....30
20. DEFAULT....30
21. MEMORANDUM FOR RECORDING....30
22. GENERAL....31

50745338.11

**Execution Version**

**THIS EXPLORATION AGREEMENT AND OPTION TO LEASE** is dated as of the 19th day of October, 2011 (the "Effective Date").

BETWEEN:

**NOVACOPPER US INC.**, a corporation incorporated under the laws of the State of Delaware

("NovaCopper")

AND:

("NANA")

**WHEREAS:**

A. NANA wishes to grant NovaCopper the exclusive right to enter on and explore both the patented lands described in Schedule 1 (the "Bornite Lands") and the other lands now owned or hereafter acquired by NANA within the area described in Schedule 2 (the "ANCSA Lands") and, in connection therewith, to construct and utilize temporary access roads, camps, airstrips and other incidental works.

B. NANA further wishes to grant NovaCopper an option to lease lands comprising the Bornite Lands and the ANCSA Lands in connection with the possible development, construction and operation of a mine on the Bornite Lands and/or the ANCSA Lands.

C. NANA and NovaCopper have agreed upon certain matters relating to the exploration and possible development, construction and operation of a mine on the Bornite Lands, the ANCSA Lands and certain mineral claims currently held or hereinafter acquired by NovaCopper as more particularly described in Schedule 3 (the "Ambler Lands" and, together with the Bornite Lands and the ANCSA Lands, the "Lands").

D. The parties wish to enter into this Agreement to provide for such right and option to lease with respect to the Bornite Lands and the ANSCA Lands and other matters relating to the exploration and development of the Lands.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each party to the others of the sum of $10.00 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the mutual covenants and agreements contained herein the parties agree as follows:

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1. DEFINITIONS

1.1 In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a) "Ambler Lands" has the meaning ascribed thereto in recital C;

(b) "ANCSA Lands" has the meaning ascribed thereto in recital A;

(c) "Area of Interest" means the area bordered by the bold lines on the map attached as Schedule 8;

(d) "Back-in Amount" has the meaning ascribed thereto in Section 7.2;

(e) "Bornite Lands" has the meaning ascribed thereto in recital A;

(f) "Confidential Information" means all information concerning the Lands which is confidential and proprietary in nature, whether such information is delivered orally or in written or any other form or media and regardless of the manner in which it is furnished, and includes information derived from NovaCopper's or NANA's, as applicable, interpretation or analysis of samples from the Lands and observations from site visits of the Lands;

(g) "Construction Notice" has the meaning ascribed thereto in Section 7.1;

(h) "Environmental Laws" means all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions, rendered by any ministry, department or administrative or regulatory agency relating to the protection of the environment, or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances;

(i) "Expenditures" means all direct and indirect costs, outlays and expenses of whatever kind or nature spent in connection with or incidental to the exploration of the Lands from the Effective Date of this Agreement including, without limiting the generality of the foregoing, moneys expended in maintaining the Lands in good standing and costs incurred in connection with complying with Environmental Laws, all investigations and work conducted in exploration and in investigating the feasibility and viability of mining including all baseline environmental studies and pre-feasibility work, all insurance costs, moneys expended in doing and filing assessment work, expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, drilling, drifting, raising and other underground work, assaying, mineralogical, engineering and environmental studies, reclamation costs, bonds required to be posted, data preparation and analysis, submissions to government agencies, all associated sales taxes including any value added tax, goods and services tax, paying the fees, wages, salaries, traveling expenses and fringe benefits of all persons engaged in work with respect

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to and for the benefit of the Lands, money expended in paying for food, lodging and other reasonable needs of such persons. For greater certainty, all costs, fees and expenses which may be paid to obtain feasibility, engineering or other studies or reports on or with respect to the Lands or any part thereof are included in Expenditures. There shall be added to and included in "Expenditures" reasonable charges by NovaCopper, NovaGold and their respective affiliates for services provided in connection with Operations by geologists or others in the employment of NovaCopper or its affiliates and reasonable charges for machinery, tools, equipment and camp facilities owned by NovaCopper or its affiliates and used or employed in Operations;

(j) "Feasibility Study" means a feasibility study, in form and substance sufficient for presentation to arm's length institutional lenders considering project financing and prepared in accordance with generally accepted industry norms that complies with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* and that investigates the viability of proceeding to development and commencing commercial production on the Lands, or a portion thereof, in sufficient detail to enable a decision whether or not to proceed to the commercial exploitation of the orebody;

(k) "General Manager" means the general manager of Operations on the Lands or any part thereof;

(l) "Indemnified Party" has the meaning ascribed thereto in section 13.1;

(m) "Indemnifying Party" has the meaning ascribed thereto in section 13.1;

(n) "Joint Venture" means the joint venture formed by the parties pursuant to a JV Agreement;

(o) "JV Agreement" means a joint venture agreement to be entered into pursuant to section 7.1(a) and containing the terms set forth in Schedule 4;

(p) "Lands" has the meaning ascribed thereto in recital C of this Agreement;

(q) "Lease" means a lease in the form attached hereto as Schedule 6;

(s) "NEPA" means the National Environmental Policy Act of 1969, 42 U.S.C. § 4331 et seq., as amended;

(t) "NovaGold" means NovaGold Resources Inc.;

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(u) "Operations" means all the activities carried out by NovaCopper pursuant to this Agreement;

(v) "Oversight Committee" means the committee established pursuant to section 5.1;

(w) "Party" means either of NovaCopper or NANA and their successors and permitted assigns and "Parties" means together, NovaCopper and NANA and their successors and permitted assigns;

(x) "Representatives" means, in respect of any person, such person, such person's affiliates, its and their respective directors, officers, employees, agents, advisors (including, without limitation, financial advisors and legal counsel) and prospective banks or other institutional lenders and the directors, officers and employees of such agents, advisors and lenders; and

(y) "Scholarship Purposes" means funds to be granted to NANA for award to its shareholders or their descendents for uses limited to: (i) the recipient's student expenses directly related to education, *i.e.*, academic education at an accredited institution; or (ii) the recipient's student expenses directly related to vocational or technical schooling or training at a recognized institution intended to qualify the recipient for enhanced employment opportunities;

(z) "Surface Use Agreement" means a surface use agreement in the form attached hereto as Schedule 7;

(aa) "Sustainability Committee" means the committee established pursuant to section 6.1;

1.2 In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a) all references in this Agreement to "Articles", "sections" and other subdivisions or Schedules are to the designated Articles, sections or other subdivisions or Schedules of or attached to this Agreement;

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(b) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(c) the headings are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement;

(d) the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language is used with reference thereto);

(e) the words "written" or "in writing" include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph, telecopy, facsimile or e-mail;

(f) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(g) a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and references to a "business day" shall refer to days on which banks are ordinarily open for business in Anchorage, Alaska and Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in Anchorage, Alaska or Vancouver, British Columbia, the period will be deemed to expire on the next calendar day on which banks are open for business in Anchorage, Alaska and Vancouver, British Columbia; and

(h) all references to "$" or "dollars" are references to the lawful currency of the United States of America.

1.3 Attached to and forming part of this Agreement are the following Schedules:

| | |
|---|---|
| Schedule 1 | Bornite Lands |
| Schedule 2 | ANCSA Lands |
| Schedule 3 | Ambler Lands |
| Schedule 4 | Joint Venture Agreement |
| Schedule 5 | Net Proceeds Royalty |
| Schedule 6 | Form of Lease |

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Schedule 7 Form of Surface Use Agreement

Schedule 8 Area of Interest

2. REPRESENTATIONS AND WARRANTIES

2.1 NovaCopper represents and warrants to NANA that, as of the date of this Agreement:

(a) it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of NovaCopper enforceable against it in accordance with its terms except that:

(i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv) rights of indemnity and contribution hereunder may be limited under applicable law;

(b) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflicts with, results in a breach of or accelerates the performance required by any agreement to which it is a party; and

(c) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, results in a breach by NovaCopper of the laws of any applicable jurisdiction or its constating documents.

2.2 NANA represents and warrants to NovaCopper that, as of the date of this Agreement:

(a) it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and

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binding obligation of it enforceable against it in accordance with its terms except that:

(i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) a court may stay proceedings before them by virtue of equitable or statutory proceedings; and

(iv) rights of indemnity and contribution hereunder may be limited under applicable law;

(b) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflicts with, results in a breach of or accelerates the performance required by any agreement to which it is a party;

(c) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, results in a breach by NANA of the laws of any applicable jurisdiction or its constating documents;

(d) the only agreements material to the Bornite Lands and the ANCSA Lands are the real property instruments now of record in the Kotzebue Recording District, and there are no existing defaults by NANA under such agreements or, to its knowledge, the other parties to such agreements;

(e) to NANA's knowledge, all data and information in respect of the Bornite Lands and the ANCSA Lands generated by NANA and provided by NANA to NovaCopper was and is accurate and current in all material respects at the respective dates thereof and did not and does not now omit any data or information necessary to make any data or information provided not misleading in any material respects as of the respective date thereof;

(f) NANA has good title to the Bornite Lands and the ANCSA Lands free and clear of all liens, encumbrances or other charges (other than as may appear of record in the Kotzebue Recording District), and no proceedings have been instituted to invalidate or assert an adverse claim or challenge against or to the ownership of or title to the Bornite Lands or the ANCSA Lands, nor is there any basis therefor, and no other person is entitled to an agreement or option to acquire or purchase the Bornite Lands or the ANCSA Lands or any portion thereof, and no person has any royalty or other interest whatsoever, in production from any part of the Bornite Lands and the ANCSA Lands;

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(g) all work carried out by NANA on the Bornite Lands and the ANCSA Lands has been carried out in compliance with all applicable laws, including Environmental Laws, and other than the environmental clean up now being performed to bring the former mining camp on the Bornite Lands to the standards required by ADEC, neither NANA, nor to its knowledge any person, has received any notice of any breach of any such law and it has no knowledge of any facts which would lead a well informed operator in the mining industry to believe there are any environmental liabilities associated with the Bornite Lands or the ANCSA Lands and there are no environmental audits, evaluations, assessments or studies relating to it; and

(h) no consent or approval is required to permit the execution and delivery of this Agreement by it or the performance of its obligations hereunder.

2.3 The representations, warranties and covenants hereinbefore set out are conditions on which the Parties have relied in entering into this Agreement and each of the Parties will indemnify and save the other harmless from all claims, liabilities, loss, damage, costs, actions and suits (other than consequential or punitive damages) arising out of or in connection with any breach of any representation, warranty, covenant, agreement, obligation or condition made by or agreed to by it and contained in this Agreement.

3. ASSOCIATION OF PARTIES

3.1 The Parties will become associated for the following limited functions and purposes:

(a) to explore and, if deemed warranted as herein provided, to develop the Lands or any part thereof for the commercial production of Minerals, including the construction or installation of a mill or any other improvements to be used for the mining, handling, processing or other beneficiation of Minerals.

(b) to engage in such other activities as may be considered by the Parties to be necessary or desirable in connection with the foregoing.

3.2 All transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Parties in connection with the Lands will be done, transacted, undertaken or performed in the name of the transacting Party only and no Party will do, transact, perform or undertake anything in the name of any other Party or in the joint names of the Parties.

3.3 Except as otherwise expressed in this Agreement, the rights and obligations of the Parties will be, in each case, several, and will not be or be construed to be either joint or joint and several. Nothing contained in this Agreement will, except to the extent specifically authorized hereunder, be deemed to constitute a Party a partner, an agent or legal representative of the other Parties. It is intended that

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this Agreement will not create the relationship of a partnership among the Parties and that no act done by any Party pursuant to the provisions hereof will operate to create such a relationship.

3.4 Each of the Parties will devote such efforts and resources as may be required to fulfill any obligation assumed by them hereunder.

3.5 Except as specifically provided hereunder:

(a) each Party will be at liberty to engage, for its own account and without duty to account to the other Party, in any other business or activity outside the Lands constituted hereby, including the ownership and operation of any other mining permits, licenses, claims and leases wherever located;

(b) no Party will be under any fiduciary or other duty or obligation to the other Party which will prevent or impede such Party from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Parties hereunder outside of the Lands; and

(c) the legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to persons occupying a relationship similar to that of the Parties will not apply outside of the Lands with respect to participation by any Party in any business activity or endeavour.

3.6 Notwithstanding any other provisions of this Agreement, NANA shall be responsible for, and shall indemnify and hold NovaCopper harmless from, any claim or liability resulting from breaches of Environmental Laws in respect of the Bornite Lands and the ANCSA Lands: (a) prior to such time as the Bornite Lands and the ANCSA Lands become subject to this Agreement; and (b) following the date the Bornite Lands and the ANCSA Lands or claims comprising the Bornite Lands and the ANCSA Lands cease to be subject to this Agreement or a Joint Venture Agreement contemplated herein.

3.7 Subject to 3.6, NovaCopper shall be responsible for, and shall indemnify and hold NANA harmless from any claim or liability resulting from any claim or breaches of Environmental Laws in respect of the Bornite Lands and the ANCSA Lands which were a result of the actions or inactions of NovaCopper, its agents, employees, contractors, and subcontractors acting on its behalf in connection with the exercise of its rights or performance of its obligations under this Agreement prior to the earlier of the date a Joint Venture Agreement is entered into with respect to such lands and the termination of this Agreement.

3.8 On termination of this Agreement, except as contemplated by section 4.7, NovaCopper will rehabilitate its work areas including roads, trenches and drill platforms which will be restored to a standard acceptable under all applicable laws. NovaCopper will not be liable for the rehabilitation of trenches, roads and

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drill platforms made prior to its exploration of the ANCSA Lands or the Bornite Lands.

4. THE RIGHT TO ENTER AND EXPLORE

4.1 NANA hereby grants to NovaCopper the nonexclusive right to enter upon, and the exclusive right to explore for Minerals on, in and under, the Bornite Lands and the ANCSA Lands and, in connection therewith, to construct and utilize temporary access roads, camps, airstrips and other incidental works. Without limiting the generality of the foregoing, NovaCopper will have the sole and exclusive right and option to:

(a) do such prospecting, exploration and testing work on the Bornite Lands and ANCSA Lands in its sole discretion may consider advisable in keeping with good and accepted mineral exploration practice;

(b) bring and erect upon the Bornite Lands and ANCSA Lands such plant, machinery and equipment as NovaCopper may consider advisable in order to conduct such prospecting, exploration and testing;

(c) remove from the Bornite Lands and ANCSA Lands such reasonable quantities of rock, stone, ore, metals and other mineral-related products for the purpose of obtaining assays or making other tests in keeping with good and accepted mineral exploration practice; and

(d) use the Bornite Lands and ANCSA Lands to access the Ambler Lands.

4.2 In consideration of the foregoing grant of access and surface use rights and the right to explore for Minerals, NovaCopper shall, at NANA's option, within ten (10) days of the Effective Date:

(a) pay to NANA $4 million in cash, or

(b) pay to NANA such cash amount not exceeding $4 million as NANA may specify and cause to be issued to NANA common shares of NovaGold having a value equal to the difference between $4 million and such cash amount based upon the volume weighted average trading price of NovaGold common shares on AMEX over the five (5) trading days immediately preceding the Effective Date. The certificates representing the common shares will be legended in accordance with applicable securities laws and such issue will be subject to NANA providing representations and warranties satisfactory to NovaGold, acting reasonably, that such issue and sale is exempt from the registration requirements of applicable federal and state securities laws. NANA agrees that all such common shares must be held and may not be sold or transferred by NANA except as follows: up to 50% of such common shares may be sold or transferred by NANA following the first anniversary of the Effective Date and the balance of such common shares may be sold or transferred following the second anniversary of the Effective Date.

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4.3 In further consideration of the grant in section 4.1, NovaCopper (or, following formation of the first Joint Venture as contemplated in section 7.1(a), if applicable, the Joint Venture) will contribute to NANA, or its designee, the following amounts for Scholarship Purposes:

(a) $20,000 during each of the five (5) years following execution of this Agreement;

(b) $40,000 each year beginning on the fifth anniversary of the Effective Date and continuing until the first Lease, Surface Use Agreement, or similar agreement with respect to the Lands, if any, is entered into; and

(c) $100,000 each year thereafter beginning on the anniversary date of the Effective Date first occurring after the first Lease, Surface Use Agreement or similar agreement with respect to the Land, if any is entered into and continuing until permanent closure of the last mine on the Lands, but adjusted for inflation beginning in the sixth year of such $100,000 payments using the adjustment mechanism described below.

Each of the foregoing annual amounts represents an aggregate amount to be paid in advance on the relevant anniversary date of the Effective Date and, in the case of the first payment specified in (a) above, on the Effective Date. The amounts are not doubled or otherwise increased if this Agreement and one or more Joint Ventures are in effect at the relevant payment date. In the absence of a Joint Venture, NovaCopper will be responsible for the Scholarship Purposes payments per the schedule set out above. NANA, in consultation with NovaCopper, will determine the shareholders or descendants who will receive such scholarship payments from time to time. All scholarships awarded from such payments will be designated "NovaCopper-NANA Scholarships" or such other name or names as NovaCopper may specify from time to time. The payment specified in (c) above shall be adjusted on January 1 of each year for any increase or decrease in the Consumer Price Index as measured by the Bureau of Economic Analysis – Implicit Price Deflation, using as a basis the first January 1 after the execution date of the first Lease. In the absence of this index, the parties shall designate a reasonable replacement index or, if the parties cannot agree on a reasonable replacement index, each party shall designate a reasonable replacement index and the results obtained using each index shall be averaged to determine the final adjustments made pursuant to this Section 4.3.

4.4 The Parties hereby allocate the consideration set forth in sections 4.2 and 4.3 seventy percent (70%) to the rights granted herein to use the surface of the ANCSA Lands and Bornite Lands and, based on NANA's knowledge at the date of this Agreement of the mineral values contained in the ANCSA Lands and the Bornite Lands, five percent (5%) to the rights to explore for minerals on the ANCSA Lands, and twenty-five percent (25%) to explore for minerals on the Bornite Lands.

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4.5 Except as contemplated by Article 5, while any Lands are subject to this Agreement, all decisions as to geological, drilling, and other exploration programs to be undertaken on those Lands and the expenditures to be made for activities on such lands (other than the expenditures under section 4.7, below), shall be in the sole discretion of NovaCopper.

4.6 Except as contemplated by section 4.7, or in the event of the formation of a Joint Venture pursuant to section 7.1(a), NovaCopper shall be solely responsible for all costs incurred under or in furtherance of the activities contemplated by this Agreement, as well as all costs incurred on or in connection with the Ambler Lands.

4.7 NANA will be responsible at its sole cost for completing the environmental cleanup now being performed to bring the former mining camp on the Bornite Lands to the standards required by the Alaska Department of Environmental Conservation, including removal and disposal as required by law of all hazardous substances present on the Bornite Lands on the Effective Date. Such clean up shall be completed to the reasonable satisfaction of NovaCopper and, as soon as commercially practicable, a baseline environmental report shall be prepared to document the status of the former mining camp site, the cost of which shall be borne by NANA. NovaCopper shall provide NANA advance written notice of the specific activities it proposes to conduct on the Bornite Lands before the baseline report has been completed, and the baseline report shall document all such activities as conducted. NANA will indemnify and hold harmless NovaCopper for any loss, cost, expense or damage suffered or incurred (including cleanup or remediation costs) attributable to the environmental condition of the Bornite Lands at the date of the baseline report, except to the extent such damages are attributable to NovaCopper activities on the Bornite Lands between the Effective Date and the date of the baseline report.

4.8 NovaCopper will perform a work program on the Bornite Lands following the Effective Date such that a NI 43-101 compliant technical report setting out a resource calculation for the Bornite Lands can be completed during the three (3) year period following the Effective Date.

4.9 NANA shall have the right to participate in (i) the initial public offering of its common shares or the common shares of its parent company, NovaCopper Inc. (if any) and (ii) any offering of its common shares on a private placement basis conducted prior to an initial public offering by NovaCopper or NovaCopper Inc., in each case on the same terms and conditions as other United States purchasers (including at the same offering price), and in each case, NANA will have the right to subscribe for the greater of 15% of the number of shares offered, or such number of shares having an aggregate offering price of $4 million.

4.10 If NovaCopper or NovaCopper Inc. becomes a public company, NANA may, at its option, nominate one member for election to the board of directors of the

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public company during the five year period following the date NovaCopper or NovaCopper Inc. first becomes a public company.

5. OVERSIGHT COMMITTEE

5.1 The Parties will establish an oversight committee (the "Oversight Committee") forthwith upon execution of this Agreement.

5.2 The Oversight Committee will consist of four (4) representatives of NovaCopper and four (4) representatives of NANA. Appointments by NovaCopper or NANA shall be made or changed by written notice to the other Party.

5.3 The Oversight Committee will be headed by a Chairman, whose role shall be limited to presiding over meetings of the Oversight Committee, unless authorized to undertake other tasks by the Oversight Committee from time to time. The initial Chairman, to be designated by NovaCopper, will serve a two (2) year term. At the conclusion of the initial term, the Chairman will serve an annual term and the appointment of the Chairman will rotate between NANA and NovaCopper.

5.4 Meetings of the Oversight Committee will be held as required but in any event not less frequently than three times per calendar year. The Chairman or any Oversight Committee representative may call a meeting at any time by providing twenty-eight (28) days notice. The General Manager shall prepare the agenda for the meeting, and agenda items may be put forward by any Oversight Committee representative by providing fourteen (14) days notice in advance of a scheduled meeting. NovaCopper shall bear the reasonable out-of-pocket costs and expenses of each Party's representatives on the Oversight Committee in travelling to and attending all meetings of the Oversight Committee and shall account for such costs as project costs associated with the Ambler Property; provided that such costs shall be Expenditures which shall be borne by the Joint Venture following formation thereof.

5.5 Meetings of the Oversight Committee will be held in Alaska or as otherwise agreed to by the parties. A meeting of the Oversight Committee may take place by means of conference telephones or other communication facilities by which means the representatives participating in the meeting can hear each other. The persons participating in a meeting in accordance with this section will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote thereat.

5.6 The Oversight Committee shall be responsible for reviewing NovaCopper's plans and oversight of matters to be carried out by NovaCopper under this Agreement. In particular, the following matters will, to the extent applicable, be considered and approved by the Oversight Committee on an annual basis:

(a) Appointment of a General Manager, who will be recommended to the Oversight Committee through a process involving a working group comprised of equal

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representatives of NANA and NovaCopper, it being agreed that the initial General Manager will be Scott Petsel;

(b) Budget including exploration program and/or mine operating plan, which budgets shall be determined and prepared by NovaCopper and provided to the Oversight Committee not less than fourteen (14) days prior to a meeting at which a budget is to be considered and approved;

(c) Environmental matters and associated permitting issues and, for greater certainty, NANA representatives shall be included in the permitting process and mine closure and reclamation plan development for any deposit adjacent to, or the discharge for which flows into a tributary adjacent to, the Bornite Lands or the ANSCA Lands;

(d) A Workforce survey prepared by NANA which identifies NANA shareholders and their respective skills, to be used for the development of the labour strategy and shareholder development;

(e) A labour strategy incorporating training and employment of NANA shareholders and which includes benchmarks for hiring employees locally;

(f) Periodic third party audit regarding appropriateness and reasonableness of reclamation and environmental management plans;

(g) Construction plan including siting of facilities;

(h) Transportation matters including (i) on local and ANCSA lands, and (ii) statewide system;

(i) Subsistence and sustainability issues affecting the NANA region including addressing issues and concerns and establishing future compliance plans and receiving reports from the Sustainability Committee;

(j) Discussion and resolution of any dispute in connection with NANA's contract preference as provided for in Section 12.8.

(k) Evaluation of the need for committees in addition to the required Sustainability Committee and, if appropriate, the establishment of such new committees (e.g., environment/reclamation, transportation).

5.7 Each of the matters set forth in section 5.6 shall be determined by majority vote with the representatives of each Party on the Oversight Committee attending a meeting having one vote in the aggregate provided that in the event of a tie, the NovaCopper representatives jointly shall have a casting vote on all matters other than Sustainability Matters. There shall be no casting vote on Sustainability Matters and NovaCopper may not proceed with such matters unless approved by majority vote of the Oversight Committee or with the consent of NANA, such consent not to be unreasonably withheld or delayed.

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5.8 Voting by the Oversight Committee may be conducted by verbal, written, electronic or facsimile ballot. A resolution in writing approving a matter to be acted upon by the Oversight Committee, signed by all the representatives on the Oversight Committee, is as valid as if it had been passed at a meeting of the Oversight Committee. The Parties expressly consent to the validity of electronic and facsimile signatures in respect of such resolutions.

5.9 A quorum of any meeting of the Oversight Committee will consist of not less than two representatives from each of NovaCopper and NANA. If a quorum is not present at a meeting of the Oversight Committee, the meeting shall be adjourned to the same time at the same location on the next business day and the quorum for such meeting shall consist of not less than two representatives representing either Party.

6. <u>SUSTAINABILITY COMMITTEE</u>

6.1 A Sustainability Committee, with an equal number of members from NovaCopper and NANA, but always chaired by a NANA representative, shall be established as an advisory committee to the Oversight Committee to study and discuss Sustainability Matters as they arise, reporting the results of their studies and discussions to the Oversight Committee. Appointments by NovaCopper or NANA shall be made or changed by written notice to the other Party.

6.2 NANA and NovaCopper shall work together to reach consensus on Sustainability Matters taking into account the reasonable expectations of the parties, alternatives available and costs to implement. There will be no casting vote with respect to Sustainability Matters and NovaCopper may not proceed with such matter without the consent of NANA, such consent not to be unreasonably withheld or delayed.

6.3 A quorum of any meeting of the Sustainability Committee will consist of not less than one member from each of NovaCopper and NANA.

6.4 The chair of the Sustainability Committee may call a meeting at any time by providing fourteen (14) days notice. The chair of the Sustainability Committee shall prepare the agenda for the meeting, and agenda items may be put forward by any Sustainability Committee representative by providing seven (7) days notice in advance of a scheduled meeting.

6.5 Meetings of the Sustainability Committee shall be held in Alaska, or such other location as may be unanimously agreed by all members of the Sustainability Committee. A meeting of the Sustainability Committee may take place by means of conference telephones or other communication facilities by which means the members or their alternates participating in the meeting can hear each other. The persons participating in a meeting in accordance with this section will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote thereat.

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6.6 Voting by the Sustainability Committee may be conducted by verbal, written, electronic or facsimile ballot. A resolution in writing approving a matter to be acted upon by the Sustainability Committee, signed by all the members of the Sustainability Committee or their alternates, is as valid as if it had been passed at a meeting of the Sustainability Committee. The Parties expressly consent to the validity of electronic and facsimile signatures in respect of such resolutions.

6.7 Costs incurred in connection with Sustainability Committee activities shall be deemed project costs, borne by NovaCopper.

7. <u>ELECTION BY NANA</u>

7.1 If following receipt of a Feasibility Study and the release for public comment of a draft environmental impact statement prepared under NEPA relating thereto, NovaCopper makes a decision to proceed with construction of a mine on the Lands or any portion thereof it will so notify NANA in writing ("Construction Notice") and provide NANA with a copy of the Feasibility Study and allow NANA to examine and copy all other documents and information in the possession of NovaCopper that would be material in determining whether to participate as an equity owner in such project. NANA may by notice in writing given to NovaCopper within one hundred and twenty (120) days of receipt of such Construction Notice and Feasibility Study either:

(a) elect to exercise a non-transferable back-in-right to acquire an undivided interest of between 16% and 25% (as specified by NANA) of such project from NovaCopper by paying to NovaCopper the Back-in Amount (as defined in section 7.2 below). In such event the parties will enter into a JV Agreement with respect to such project and NANA will be responsible for its pro rata share of all future costs related to such project as provided for in the JV Agreement; or

(b) elect to not exercise its back-in-rights with respect to such project, in which event NANA will receive a net proceeds royalty ("Net Proceeds Royalty") equal to 15% of the Net Proceeds realized by NovaCopper from the project (following the recoupment by NovaCopper of all costs incurred by NovaCopper, including operating and capital costs and carrying charges) determined quarterly in accordance with Schedule 5 hereto and to be paid forty-five (45) days following the end of each calendar quarter commencing with the calendar quarter in which Net Proceeds are first realized by NovaCopper. The foregoing Net Proceeds Royalty will be a covenant running with the interest in the land and will be payable regardless of NovaCopper's interest in the project. The parties agree that they will execute and deliver an instrument reflecting a grant of such Net Proceeds Royalty or include a reservation of such Net Proceeds Royalty in the Mining Lease, as applicable, in a form satisfactory to the parties acting reasonably, for recording against the applicable Lands.

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In the event NANA fails to deliver written notice to NovaCopper within such one hundred and twenty (120) day period, NANA will be deemed to have elected (b) above.

7.2 The "Back-in Amount" for purposes of section 7.1(a) means the specified percentage (expressed as a decimal) multiplied by the difference between (a) all costs incurred by NovaCopper and/or its affiliates in connection with such project, the Lands and this Agreement to such date (including, for greater certainty, historical costs incurred prior to the date hereof deemed to be in the amount of $15 million (the "Historical Costs")) together with interest, compounded quarterly, at a rate equal to the actual weighted average cost of capital, to a maximum of 9%, applied to the average balance for such calendar quarter, from the date of expenditure to the date the Back-in Amount is paid by NANA minus (b) $40 million. In the event of a work stoppage by NovaCopper of greater than twenty-four (24) months, interest calculations will be suspended and remain suspended until three (3) months after the resumption of work by NovaCopper. In no event will the Back-in Amount be less than zero and, if necessary, the $40 million amount will be reduced to such lesser amount as will result in the Back-in Amount being equal to zero and the amount of the reduction carried over and applied in computing the Back-in Amount in any additional election pursuant to section 7.1(a). The Back-in Amount will be paid by NANA to NovaCopper in cash at the time the JV Agreement is entered into.

7.3 Following any election by NANA in accordance with this Article 7, the Joint Venture (if the election is under section 7.1(a)) or NovaCopper (if the election is under section 7.1(b)) will enter into either (i) a Lease or (ii) a Surface Use Agreement pursuant to section 9.1(b).

7.4 In the event NANA elects under section 7.1(a), the parties will as soon as reasonably practicable form a Joint Venture and enter into a JV Agreement for the further development of the project including construction of the mine. Upon formation of the Joint Venture, the Joint Venture will assume all of the obligations of NovaCopper, and be entitled to all of the benefits of NovaCopper, under this Agreement in connection with the mine to be developed and the related Lands. NANA's initial undivided interest in the Joint Venture shall be 16% to 25% as specified. NovaCopper shall own an undivided interest in the balance of the Joint Venture.

7.5 NovaCopper will (if NANA elects under section 7.1(a)) thereupon transfer all data, permits, and other records, contracts and tangible equipment that it holds in connection with the leased lands and, if applicable, the Surface Use Agreement lands, to the Joint Venture. At that same time, if NANA made its election under section 7.1(a), it will pay the Back-in Amount to NovaCopper.

7.6 The procedure specified in section 7.1 shall be applicable to the first mine to be constructed on the Bornite Lands and/or the ANCSA Lands and the first mine to be constructed on the Ambler Lands. In calculating the Back-in Amount under

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section 7.2 for the second mine, if applicable, only costs incurred in connection with the Lands (other than Lands subject to the previous Joint Venture) from the date of the previous Joint Venture to the date of the new Joint Venture will be included in determining the Back-in Amount for the new Joint Venture and there will be no $40 million deduction in calculating the Back-in Amount except to the extent not fully utilized in order to compute the Back-in Amount for the first Joint Venture.

The purpose of the foregoing adjustments is to ensure that exploration and other costs are recovered only once by NovaCopper; and that the $40 million amount is carried only once by NovaCopper, so that NovaCopper does carry more than a total of $40 million in respect of all Joint Ventures elected under section 7.1.

7.7 The procedure specified in section 7.1 shall only extend to additional mines to be constructed on the Bornite Lands and/or ANCSA Lands and on the Ambler Lands in the event that NANA exercised its option under section 7.1(a) on the first mine to be constructed on the Bornite Lands and/or the ANCSA Lands and the first mine to be constructed on the Ambler Lands, as the case may be, and then in an amount not exceeding the percentage undivided interest for which such initial options were exercised. In the event that NANA does not exercise its option under section 7.1(a) on the first mine to be constructed on the Bornite/ANCSA Lands or the first mine to be constructed on the Ambler Lands, then NANA shall not be entitled to exercise the option under 7.1(a) with respect to further mines on the applicable Lands, but will be entitled to the Net Proceeds Royalty contemplated by section 7.1(b) with respect to such further mines.

7.8 The $40 million carried amount is non-recourse to NANA. NANA will never have personal liability for any such carried amounts. In the event NANA elects or is deemed to elect under section 7.1(b) in connection with any mine, it shall have no liabilities for any expenses related to the development of such mine.

8. <u>THE OPTION TO LEASE</u>

8.1 NovaCopper or the Joint Venture, as applicable, may from time to time during the term of this Agreement notify NANA that it wishes to enter into one or more Leases in the form attached hereto as Schedule 6 for the construction and operation of a mine on a portion of the Bornite Lands or ANCSA Lands.

8.2 The notice to be provided by NovaCopper or the Joint Venture under section 8.1 will be provided in writing not less than sixty (60) days before the commencement of the Lease and will specify the following:

(a) the portion of Bornite Lands or ANCSA Lands which are to be the subject of the Lease;

(b) the term of the Lease.

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8.3 The parties will endeavour to minimize the size of each leased area, considering the nature of the deposit to be mined, the need for related mining infrastructure (including, without limitation, roads, airports, waste rock deposit, tailings, water storage ponds, milling facilities and other facilities typically associated with mining and recovery circuits), and environmental considerations, including without limitation air quality boundaries.

9. THE AMBLER LANDS

9.1 If following the receipt of a Feasibility Study, NovaCopper makes a decision to proceed with construction of a mine for a deposit that is not located on the Bornite Lands or the ANCSA Lands but is located on the mining claims now owned or hereafter acquired by NovaCopper within the Ambler Lands, NANA shall have the same right as provided in Section 7.1 to elect either to back-in to the project as provided in Section 7.1(a) or to receive a Net Proceeds Royalty in respect of the project as provided in Section 7.1(b). Any Joint Venture on the Ambler Lands formed as a result of NANA's affirmative election under section 7.1(a) will be a Joint Venture under the terms of this Agreement and will be subject to the same terms applicable to other Joint Ventures, except as necessary to conform with the following:

(a) If NANA elects under section 7.1(a) and a Joint Venture is formed, NovaCopper will lease the necessary Ambler Lands to the Joint Venture, reserving to itself (in addition to the royalty now owned by Kennecott Exploration Company and its affiliates or their respective assigns) a 1% net smelter return royalty. Such lease will generally be on the same terms as a Lease, subject to such modifications as may be appropriate because the leased lands are mining claims, rather than fee lands.

(b) NANA will enter into a Surface Use Agreement with NovaCopper or the Joint Venture, as applicable, which will afford the lessee the right to use lands owned by NANA for access to Ambler Lands along routes approved by NANA, acting reasonably. In consideration for the grant of such surface use rights, the Joint Venture or NovaCopper, as the case may be, will, by separate instrument, grant NANA a 1% net smelter return royalty on production obtained from the Ambler Lands.

(c) In addition to the net smelter return royalty, each Surface Use Agreement will provide for the payment of $755 per acre (as adjusted for inflation each year beginning with the second anniversary of the Effective Date for each of the first 400 acres (and $100 for each additional acre) of the lands owned by NANA and used for access which are disturbed (as defined in such Surface Use Agreement) and not reclaimed at each anniversary of the Effective Date. Each of the foregoing per-acre amounts represents an aggregate amount to be paid each year in respect of each disturbed acre. The amounts are not doubled or otherwise increased if the same acre is being used for operations under more than one Lease and/or Surface Use Agreement.

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10. FURTHER OBLIGATIONS OF NOVACOPPER

10.1 Subject to the responsibilities of the Oversight Committee set forth in this Agreement, NovaCopper will have full authority to do everything necessary or desirable in accordance with good mining practice in connection with the day-to-day exploration, development or operation of the Lands or the applicable part thereof.

10.2 NovaCopper shall conduct all of its operations in a workmanlike manner in accordance with standards common to the mining industry and will comply with all applicable laws, regulations and permit requirements and will use reasonable commercial efforts to prevent unnecessary or undue degradation of the Lands and the surrounding lands and waters. NovaCopper will immediately provide notice to the Oversight Committee (with a copy to NANA) of any and all violations of permits or other consents, followed by a written plan to address the violation.

10.3 NovaCopper will use reasonable commercial efforts to train and employ NANA shareholders to perform work for NovaCopper in connection with its operations on the Lands.

10.4 NovaCopper will make available to NANA copies of all geological and operational information obtained as a result of its work on the Lands, provided that such information shall be provided AS-IS, WHERE-IS, and at the same time and in the same format as prepared for NovaCopper's internal use and NovaCopper shall not be obligated to provide information that, after reasonable effort, remains subject to a confidentiality obligation to a third party that was in effect at the date of this Agreement.

10.5 No later than April 15 of each year, NovaCopper will provide NANA an annual report describing the material exploration and other activities undertaken during NovaCopper's prior fiscal year on the Lands, with a statement of expenditures incurred during that year tied to line items in the budget approved for such year by the Oversight Committee.

10.6 NANA will have the right to inspect operations during normal business hours on not less than two (2) business days prior written notice given by NANA and request copies of records relating to operations on the Lands which are to be provided within a reasonable period of time.

10.7 NovaCopper will notify NANA of archaeologic, anthropologic and historic sites and artifacts discovered in the course of operations.

10.8 NovaCopper will prohibit (i) the sale or use of alcohol or controlled substances, and (ii) hunting, fishing, and gathering of artifacts by its employees and contractors on the Bornite Lands or ANCSA Lands, without the express permission from NANA.

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10.9 NovaCopper agrees that employees and others will not be permanently housed at the mine sites without NANA's prior consent.

10.10 During the term of this Agreement, NovaCopper will meet publicly with the residents of Ambler, Kobuk and Shungnak at least twice a year and the residents of the remaining NANA region villages and with the at least once a year. In addition, NovaCopper will meet with the NANA Board of Directors upon invitation. The purpose of such meetings shall be to provide a forum in which to discuss NovaCopper's plans, employment and training opportunities and for NovaCopper to learn of any concerns the residents and directors may have as to NovaCopper's activities. A representative of NANA will accompany NovaCopper's representatives to the village meetings.

11. FURTHER OBLIGATIONS OF NANA

11.2 NANA will provide NovaCopper access to all geological and other information in NANA's possession relating to the Bornite Lands and the ANCSA Lands.

12. CONTRACT PREFERENCE

12.1 The parties intend that NANA be offered the first opportunity to provide services and work that will be supplied or performed by a legal entity other than NovaCopper or its affiliates on the Lands or in connection with the development or ongoing operation of a project on the Lands. For clarity, such services shall exclude those services for which it is necessary or advisable for such services to be provided by independent third parties including, but not limited to consultants and engineering services required for the preparation of economic studies such as preliminary economic assessments, pre-feasibility studies, Feasibility Studies and mineral resource estimates. To this end, each of the parties agrees that they will work together in good faith to implement the provisions of this Article 12 for the joint benefit of the parties.

12.2 NovaCopper (and, if applicable, the Joint Venture) will provide written notice to NANA when it determines that it wants to seek proposals for or bids on any contract for services, supplies or work on or for the Lands. If NANA advises NovaCopper (or, if applicable, the Joint Venture) by written notice delivered within ten (10) days of receipt of any written notice that it (or one of its affiliates, which are defined solely for purposes of this Article 12 as entities in which NANA has or will, upon the later formation of such entity based upon a written

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agreement in existence when NANA's written notice is delivered, have directly or indirectly, at least 30% of the voting rights or other decision-making authority) wishes to negotiate exclusively with NovaCopper with respect to any contract or contracts specified in the written notice, and if NANA or its affiliate is or when formed (within the time frame necessary to perform under the contract) will be, in the reasonable opinion of NovaCopper, competent and capable of performing such contract, then NovaCopper (or, if applicable, the Joint Venture) shall enter into exclusive negotiations with NANA or its affiliate for a period of thirty (30) days (or such shorter period of time as may be agreed upon by the Parties), provided that such thirty (30)-day period shall not apply to emergencies or other exceptional circumstances requiring immediate attention. During such period, the parties will negotiate on an exclusive basis in an effort to reach a mutually agreeable contract. If the parties are successful a formal contract will be entered into. In the event that the parties are unable to agree upon a contract during the exclusive negotiation period for any reason whatsoever, NovaCopper (or, if applicable, the Joint Venture) may proceed to seek proposals for or bids on such contract or contracts from third parties. In such event, NovaCopper (and, if applicable, the Joint Venture) shall:

(a) Notify NANA at the same time (or prior to the time) and in the same manner as it notifies others from whom it is seeking proposals for or bids on such contracts; and

(b) Invite NANA or its affiliates to submit proposals for or bids on such contract.

12.3 Any proposal or bid submitted by NANA or its affiliate shall be accepted if NANA or the affiliate is, in the reasonable opinion of NovaCopper, competent and capable of performing said proposal or bid and if:

(a) said proposal or bid is substantially equivalent to or better than (in terms of quality and time of performance) the lowest qualified proposal or bid received by NovaCopper (or, if applicable, the Joint Venture) which NovaCopper (or, if applicable, the Joint Venture) otherwise would have accepted; and

(b) the cost of said proposal or bid does not exceed by more than five percent (5%) the cost of the lowest qualified proposal or bid received by NovaCopper (or, if applicable, the Joint Venture) which NovaCopper (or, if applicable, the Joint Venture) otherwise would have accepted.

12.4 To the extent NovaCopper enters into any contracts with a third party for work on the Lands, NovaCopper shall require that such contract contain a provision that the third party contractor use all reasonable efforts to employ NANA shareholders on terms consistent with industry standard to the extent qualified NANA shareholders are available.

12.5 NovaCopper and NANA agree to establish a protocol for the implementation of contract preference consistent with the provisions of Article 12 of this Agreement.

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The protocol shall assist NovaCopper and NANA in fulfilling their obligations under this Agreement and address such issues as communication, responsibilities, timing and evaluation of proposals or bids made by NANA or its affiliates.

12.6 NovaCopper (and, if applicable, the Joint Venture) reserves the right to require a performance bond or guaranty from any designated contractor. NovaCopper (and, if applicable, the Joint Venture) further reserves the right to perform any and all operations on the Lands by itself without seeking any proposals or bids. NovaCopper (and, if applicable, the Joint Venture) shall include in all of its agreements with contractors for the performance of activities or operations on the Lands a provision concerning bidder's preference similar to this Article 12 for subcontractors and vendors.

12.7 Nothing in this Article 12 shall limit NovaCopper's (and, if applicable, the Joint Venture's) ability to enter into contracts with a commercially reasonable duration greater than one (1) year provided that the provisions of this Article 12 are complied with at the initiation of the contract; provided, no contract with a non-NANA entity shall be longer than five (5) years, except those specific to the mining of ore which shall not be longer than ten (10) years.

12.8 In the event that NANA believes NovaCopper has breached its obligations under this Article 12, NANA shall provide NovaCopper with prompt notice of such belief and NANA and NovaCopper shall meet promptly in an effort to resolve such issue. If the issue is not resolved within 10 days of NovaCopper's receipt of such notice, a meeting of the Oversight Committee shall be convened to discuss and resolve such matter. If the issue is not resolved by the Oversight Committee to the satisfaction of NANA and NANA continues to believe that Nova Copper has breached its obligation under this Article 12, then NANA may refer such issue to arbitration pursuant to Section 22.7.

## 13. INDEMNITY

13.1 Each Party shall indemnity each other Party, its officers, directors, agents, employees and its affiliates (collectively, the "Indemnified Party") from and against any Loss. A "Loss" shall mean all costs, expenses, damages or liabilities (other than consequential or punitive damages), including lawyers' fees and other costs of litigation (either threatened or pending) arising out of or based on a material breach by a Party ("Indemnifying Party") of any representation, warranty, covenant or obligation contained in this Agreement.

Upon the occurrence of a Loss the Indemnifying Party will be liable for the aggregate amount of the Loss and for any subsequent claims for indemnity under this Section, regardless of the amount of the claim.

13.2 If any claim or demand is asserted against an Indemnified Party in respect of which such Indemnified Party may be entitled to indemnification under this Agreement, written notice of such claim or demand shall promptly be given to the

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Indemnifying Party. The Indemnifying Party shall have the right, but not the obligation, by notifying the Indemnified Party within thirty (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Party to participate, at the Indemnified Party's expense and with counsel of the Indemnified Party's choice) the defence, compromise or settlement of the matter. Any damages to the assets or business of the Indemnified Party caused by a failure by the Indemnifying Party to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner, after the Indemnified Party has given notice of such claim, shall be included in the damages for which the Indemnifying Party shall be obligated to indemnify the Indemnified Party. Any settlement or compromise of a matter by the Indemnifying Party shall include a full release of claims against the Indemnified Party which have arisen out of the claim or demand for which indemnification is sought.

14. SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

14.1 No Party will make any public statement or issue any press release concerning the transactions contemplated herein without the consent of the other Party, which consent shall not be unreasonably withheld, unless such statement or press release is required by applicable law. The Party proposing to make such disclosure will consult with the other Parties prior to making any statement or press release and the Parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them within two (2) business days or such shorter period of time as is necessary in the circumstances. If the Parties fail to agree upon such text, the Party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made or is otherwise reasonable in the circumstances.

14.2 The Parties further agree that this Agreement and the terms and conditions contained herein will be treated as confidential by the Parties and will not be provided to any third party except (i) as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (in which case the Party being compelled to disclose such information shall to the extent practical give the other Party an opportunity to review and provide reasonable comments on the disclosure), (ii) as may be necessary to comply with obligations in connection with the Section 7(i) Settlement Agreement dated as of June 29, 1982, as amended, or (iii) with the written consent of the other Party, such consent not to be unreasonably withheld, provided that nothing contained herein shall prevent disclosure of this Agreement or the terms and conditions hereof to the Representatives of a Party, to any prospective lender to a Party, or to any third party considering the purchase, directly or indirectly, of the rights of the Party under this Agreement, provided that such prospective lender or third party purchaser first enters into a written agreement that any such information not

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theretofore publicly disclosed will be kept confidential and not disclosed to others on terms satisfactory to the other Party acting reasonably.

14.3 NANA agrees to provide Confidential Information to NovaCopper and NovaCopper shall not use the Confidential Information in any manner except as required for NovaCopper to exercise its rights or perform its obligations under this Agreement. NovaCopper agrees to disclose the Confidential Information only to those of its Representatives who have a need to know the Confidential Information for the purposes contemplated in this Agreement and NovaCopper shall ensure that any Representative to whom the information is disclosed is aware of the obligations under this Agreement and takes all reasonable precautions to safeguard and preserve the confidentiality of the Confidential Information in accordance with the terms of this Agreement.

14.4 NovaCopper agrees to provide Confidential Information to NANA and NANA shall not use the Confidential Information in any manner except as required for NANA to exercise its rights or perform its obligations under this Agreement or to seek debt financing from prospective lenders. NANA agrees to disclose the Confidential Information only to those of its Representatives who have a need to know the Confidential Information for the purposes contemplated in this Agreement or to bona fide prospective lenders and NANA shall ensure that any Representative or prospective lender to whom the information is disclosed is aware of the obligations under this Agreement and takes all reasonable precautions to safeguard and preserve the confidentiality of the Confidential Information in accordance with the terms of this Agreement.

14.5 The obligations of NovaCopper and NANA under sections 14.3 and 14.4 shall not apply to Confidential Information:

(a) which is, or becomes generally available to the public, other than as a result of a breach of this Agreement;

(b) which NovaCopper or NANA, as applicable, can demonstrate was subsequently lawfully and in good faith obtained from an independent third party without breach of this Agreement;

(c) which NovaCopper or NANA, as applicable, can demonstrate, by documented and competent evidence, was in its possession on a non-confidential basis prior to the disclosure of such Confidential Information by NANA or NovaCopper, as applicable, hereunder; or

(d) which is required to be disclosed by NovaCopper or NANA, as applicable, pursuant to applicable securities or other laws, legal process or stock exchange rules or regulations, or in connection with any legal proceedings arising in connection with this Agreement.

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14.6 In the event that NovaCopper or NANA, as applicable, becomes legally compelled to disclose any of the Confidential Information, or steps are taken to compel such disclosure, NovaCopper or NANA, as applicable, will provide the other Party with prompt notice thereof so that the other Party may seek a protective order or other appropriate remedy and/or waive compliance with certain provisions of this Agreement.

14.7 In the event that NovaCopper or NANA, as applicable, is compelled or required to disclose Confidential Information under section 14.6, NovaCopper or NANA, as applicable, will furnish or disclose, as the case may be, only that portion of the Confidential Information that is legally required, based upon the reasonable advice of such Party's outside legal counsel and only after asserting the confidential and proprietary nature of the Confidential Information.

15. TRANSFER AND ASSIGNMENT

15.1 NANA may assign its rights, interests or obligations under this Agreement, or part thereof, to an affiliated entity without the consent of NovaCopper. NANA will not assign, sell, convey, transfer or otherwise dispose of, in whole or in part, its rights, interests or obligations under this Agreement or its right and interest in and to the Bornite Lands or ANCSA Lands without the prior written consent of NovaGold, which consent will not be unreasonably withheld.

15.2 NovaCopper may assign its rights, interests or obligations under this Agreement, or part thereof, to an affiliated entity without the consent of NANA. Subject to Section 15.3, any other assignment (including a mortgage or hypothecation but excluding a change of control of NovaGold or any other public company which is the direct or indirect owner of NovaCopper) of NovaCopper's interest under this Agreement will require the prior written consent of NANA, which consent will not be unreasonably withheld.

15.3 Notwithstanding Section 15.2, NovaCopper may mortgage, hypothecate or similarly encumber its interest under this Agreement without NANA's consent in connection with debt financing arrangements for a project on the Lands if:

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16. NOTICES

16.1 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile or other similar form of communication, in each case addressed as follows:

If to NANA at:

With a copy to:

NANA Regional Corporation, Inc.
3150 C Street, Suite 150
Anchorage, Alaska 99503
Attention: Vice President - Resources
Facsimile: (907) 343-5769

and to:

NANA Regional Corporation, Inc.
1001 East Benson Blvd.
Anchorage, Alaska 99508
Attention: General Counsel
Facsimile: (907) 265-4378

If to NovaCopper at:

PO Box 24 Granville Square
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4
Canada

Attention: Chief Executive Officer
Facsimile No.: (604) 669-6272

with a copy to:

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Blake Cassels & Graydon, LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, B.C.
V7X 1L3
Canada

Attention: Peter Kalbfleisch
Facsimile: (604) 631-3309

16.2 Any notice, direction or other instrument will:

(a) if delivered, be deemed to have been given and received on the day it was delivered; and

(b) if sent by facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

16.3 A party may at any time give to the other parties notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

17. TERM AND TERMINATION

17.1 This Agreement will continue in force and effect for an initial term of twenty (20) years from the Effective Date, provided that NovaCopper may elect to extend the term of this Agreement for an additional ten (10) years by providing written notice to NANA of the same not less than thirty (30) days prior to the expiry of the initial term, and shall continue thereafter so long as any Lease or Surface Use Agreement is in effect over all or any part of the Lands, but only as to the Lands covered by the Lease or Surface Use Agreement.

17.2 Other than the provisions of this Agreement which explicitly survive termination, this Agreement will terminate upon the occurrence of the earliest of:

(a) the expiry of this Agreement as contemplated by section 17.1;

(b) NANA's termination of this Agreement pursuant to section 17.3; and

(c) the written agreement by the Parties to terminate.

17.3 NANA may terminate this Agreement upon thirty (30) days written notice to NovaCopper if NovaCopper does not incur aggregate Expenditures on the Bornite Lands and ANCSA Lands over any two consecutive calendar years of at least $600,000, of which at least $300,000 (the "Bornite Work Fee Commitment") must be spent on the Bornite Lands and $300,000 (the "ANCSA Work Fee Commitment") must be spent on ANCSA Lands, without any carryforward of

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excess amounts from prior years. Notwithstanding the foregoing, following the execution of a Lease, NovaCopper may reduce the area of the Bornite Lands and the ANCSA Lands as defined in this Agreement and the Bornite Work Fee Commitment and the ANCSA Work Fee Commitment shall be reduced by the same proportion. If NovaCopper undertakes such a reduction, NovaCopper and NANA shall work together to agree upon amendments to the Area of Interest as may be appropriate.

17.4 Notwithstanding any other provision herein, NovaCopper may, subject to the completion of all applicable reclamation and restoration, release all or any portion of the Lands from time to time, other than Lands then subject to a Lease or Surface Use Agreement.

18. FORCE MAJEURE

18.1 The obligations of a Party shall be suspended to the extent and for the period that performance or, exploration, or development or operations, as applicable, is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private licence, permit or other authorisation; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, provincial or local agency that delays or prevents the issuance or granting of any approval or authorisation required to conduct operations beyond the reasonable expectations of the Party seeking the approval or authorisation; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot; civil strife, terrorism, insurrection or rebellion; fire, explosion, earthquake; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing (an "Intervening Event"). Notwithstanding the foregoing, and for greater certainty, the inability of any Party to obtain financing shall not be an Intervening Event.

18.2 A Party relying on the provisions of section 18.1 will promptly give written notice to the other Party of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

50745338.11

- 30 -

18.3 A Party relying on the provisions of section 18.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable. A Party relying on the provisions of section 18.1 will give written notice to the other Party as soon as such Intervening Event ceases to exist.

19. AREA OF INTEREST

19.1 In the event that NANA or its affiliates acquires any right, title or interest, including mineral claims, in or to any additional lands situate in the Area of Interest, NANA will promptly notify NovaCopper and such additional lands will be considered Lands for all purposes of this Agreement and Schedule 2 shall be amended to include the description of such additional lands; provided that the Parties shall agree to designate such Lands as ANCSA Lands, Bornite Lands or Ambler Lands. In the event that NovaCopper or its affiliates acquires any right, title or interest, including mineral claims, in or to any additional lands situate in the Area of Interest, NovaCopper will promptly notify NANA and such additional lands will be considered Ambler Lands for all purposes of this Agreement and Schedule 3 shall be amended to include the description of such additional lands provided that if such additional lands have been purchased by NovaCopper or its affiliates from a third party, NovaCopper shall not be required to grant to NANA a 1% net smelter return royalty on such additional lands pursuant to the provisions of Section 9.1(b) in connection with any Surface Use Agreement entered into for the development of or related to such additional lands.

20. DEFAULT

20.1 Notwithstanding anything in this Agreement to the contrary, if any Party (a "Defaulting Party") is in default of any requirement herein set forth the Party or Parties affected by such default will give written notice to the Defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within thirty (30) days after the giving of the first notice of default by an affected Party the Defaulting Party has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected Party will be entitled to seek any remedy it may have on account of such default including seeking the remedies of specific performance, injunction or damages.

21. MEMORANDUM FOR RECORDING

21.1 If required by either Party, the Parties agree to execute a written memorandum of even date herewith sufficient to be entitled to be recorded under the laws of

50745338.11

- 31 -

Alaska, and which shall recite that all of their right, title, and interest in and to the Lands is held subject to this Agreement.

22. GENERAL

22.1 The Parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

22.2 If any provision of this Agreement is unenforceable or invalid for any reason whatsoever, it shall be modified rather than voided, if possible, to give effect to the interests of the Parties to the extent possible, and if not modifiable, it shall be severed from this Agreement. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the extent such result is equitable.

22.3 Time will be of the essence in the performance of this Agreement.

22.4 This Agreement will enure to the benefit of and be binding upon the Parties.

22.5 This Agreement (including the Schedules thereto) constitutes the entire agreement between the Parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein. There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

22.6 This Agreement will be governed by and construed according to the laws of the State of Alaska, excluding choice of law provisions.

22.7 Any controversy or claim arising out of or relating to Article 12 of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, including the Optional Rules for Emergency Measures of Protection, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitration shall take place in Anchorage, Alaska, unless the parties otherwise agree. All other controversies and claims arising out of this Agreement, or the breach thereof, shall be resolved in state or federal courts of competent jurisdiction in Alaska, unless the parties agree otherwise as to a particular matter.

22.8 This Agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

50745338.11

- 32 -

22.9 This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

**NOVACOPPER US INC.**

By: ______________________
Name:
Title:

**NANA REGIONAL CORPORATION INC.**

By: ______________________
Name:
Title

50745338.11

Schedule 1

Bornite Lands

Those twenty-five patented mining claims incorporated within U.S. Mineral Surveys 2233 and 2234 located in the State of Alaska within Sections 4, 5, 8 and 9, Township 19 North, Range 9 East, Kateel River Meridian aggregating approximately 516.5 acres more or less.

Schedule 2

ANCSA Lands

Those lands now or hereafter either conveyed to or nominated for conveyance by NANA Regional Corporation under the terms of the Alaska Native Claims Settlement Act and located within:

Township 18 North, Ranges 8, 9, 10 and 11 East
Township 19 North, Ranges 8, 9, 10 and 11 East
Township 20 North, Ranges 7, 9, 10, and 11 East
Township 21 North, Range 6 East
all Kateel River Meridian

and all located within the State of Alaska.

Schedule 3

Ambler Lands

See Attached

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
Owner: NovaCopper US Inc., Alaska State Claims Meridian: Kateel River
540543	Arctic 40A	State Granted	8/29/90	11/30/11	2 ac	Kotzebue	21N	11E	35	SW
540544	Arctic 496A	State Granted	8/29/90	11/30/11	2 ac	Kotzebue	21N	11E	34	SE
540545	Arctic 1001	State Granted	7/16/84	11/30/11	8 ac	Kotzebue	21N	11E	34	SE
540546	Arctic 1002	State Granted	7/16/84	11/30/11	8 ac	Kotzebue	21N	11E	34	SE & SW
540549	Arctic 1005	State Granted	9/2/90	11/30/11	6 ac	Kotzebue	21N	11E	35	SW
546162	Arctic 3	State TA	7/16/95	11/30/11	17 ac	Kotzebue	21N	11E	35	SW & NW
546144	SC 24	State Granted	6/29/95	11/30/11	40 ac	Kotzebue	21N	10E	16	SW & SE
546145	SC 25	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	16	SW, SE, NW & NE
546146	SC 26	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	16	NW & NE
546147	SC 34	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	16	SE
546148	SC 35	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	16	SE & NE
546149	SC 36	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	16	NE
546150	SC 44	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	15; 16	SW; SE
546151	SC 45	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	15; 16	SW & NW; SE & NE
546152	SC 46	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	15; 16	NW; NE
546153	SC 54	State Granted	6/29/95	11/30/11	40 ac	Kotzebue	21N	10E	15	SW
546154	SC 55	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	15	SW & NW
546155	SC 56	State Granted	6/29/95	11/30/11	40 ac	Kotzebue	21N	10E	15	NW
546156	SC 64	State Granted	6/29/95	11/30/11	40 ac	Kotzebue	21N	10E	15	SW & SE
546157	SC 65	State Granted	6/28/95	11/30/11	40 ac	Kotzebue	21N	10E	15	SW, SE, NW & NE
546158	SC 66	State Granted	6/29/95	11/30/11	40 ac	Kotzebue	21N	10E	15	NW & NE
590853	AM 63 165	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NW
590854	AM 63 166	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NW
590855	AM 63 167	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NE
590856	AM 63 168	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NE
590857	AM 63 169	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NW
590858	AM 63 170	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NW
590859	AM 63 171	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NE
590860	AM 63 172	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NE
590874	AM 64 165	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NW
590875	AM 64 166	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NW
590876	AM 64 167	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NE
590877	AM 64 168	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	14	NE
590878	AM 64 169	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NW
590879	AM 64 170	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NW
590880	AM 64 171	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NE
590881	AM 64 172	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	13	NE
590895	AM 65 165	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SW
590896	AM 65 166	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SW
590897	AM 65 167	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SE
590898	AM 65 168	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SE
590899	AM 65 169	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SW
590900	AM 65 170	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SW
590901	AM 65 171	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SE
590902	AM 65 172	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SE
590916	AM 66 165	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SW

Ambler 1

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
590917	AM 66 166	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SW
590918	AM 66 167	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SE
590919	AM 66 168	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	11	SE
590920	AM 66 169	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SW
590921	AM 66 170	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SW
590922	AM 66 171	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SE
590923	AM 66 172	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	9E	12	SE
590940	AM 67 165	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	9E	11	NW
590941	AM 67 166	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	11	NW
590942	AM 67 167	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	11	NE
590943	AM 67 168	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	11	NE
590944	AM 67 169	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	NW
590945	AM 67 170	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	NW
590946	AM 67 171	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	NE
590947	AM 67 172	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	9E	12	NE
590998	AM 56 186	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	27	NW
590999	AM 56 187	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	27	NE
591000	AM 56 188	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	27	NE
591001	AM 56 189	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	26	NW
591002	AM 56 190	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	26	NW
591003	AM 56 191	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	26	NE
591004	AM 56 192	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	26	NE
591005	AM 56 193	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	25	NW
591006	AM 56 194	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	25	NW
591007	AM 56 195	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	25	NE
591008	AM 57 176	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	19	SE
591009	AM 57 177	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SW
591010	AM 57 178	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SW
591011	AM 57 179	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SE
591012	AM 57 180	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SE
591013	AM 57 181	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SW
591014	AM 57 182	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SW
591015	AM 57 183	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SE
591016	AM 57 184	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SE
591017	AM 57 185	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SW
591018	AM 57 186	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SW
591019	AM 57 187	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SE
591020	AM 57 188	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SE
591021	AM 57 189	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	23	SW
591022	AM 57 190	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	23	SW
591023	AM 57 191	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	23	SE
591024	AM 57 192	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	23	SE
591025	AM 57 193	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	24	SW
591026	AM 57 194	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	24	SW
591027	AM 57 195	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	24	SE
591028	AM 58 176	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	19	SE
591029	AM 58 177	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SW
591030	AM 58 178	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SW

Ambler 2

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591031	AM 58 179	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SE
591032	AM 58 180	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	SE
591033	AM 58 181	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SW
591034	AM 58 182	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SW
591035	AM 58 183	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SE
591036	AM 58 184	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	SE
591037	AM 58 185	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SW
591038	AM 58 186	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SW
591039	AM 58 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	SE
591040	AM 58 188	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	22	SE
591041	AM 58 189	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	SW
591042	AM 58 190	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	SW
591043	AM 58 191	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	SE
591044	AM 58 192	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	SE
591045	AM 58 193	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	SW
591046	AM 58 194	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	SW
591047	AM 59 176	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	19	NE
591048	AM 59 177	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NW
591049	AM 59 178	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NW
591050	AM 59 179	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NE
591051	AM 59 180	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NE
591052	AM 59 181	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NW
591053	AM 59 182	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NW
591054	AM 59 183	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NE
591055	AM 59 184	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NE
591056	AM 59 185	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	22	NW
591057	AM 59 186	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	NW
591058	AM 59 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	NE
591059	AM 59 188	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	22	NE
591060	AM 59 189	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NW
591061	AM 59 190	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NW
591062	AM 59 191	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NE
591063	AM 59 192	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NE
591064	AM 59 193	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NW
591065	AM 60 176	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	19	NE
591066	AM 60 177	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NW
591067	AM 60 178	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NW
591068	AM 60 179	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NE
591069	AM 60 180	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	20	NE
591070	AM 60 181	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NW
591071	AM 60 182	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NW
591072	AM 60 183	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NE
591073	AM 60 184	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	21	NE
591074	AM 60 185	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	NW
591075	AM 60 186	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	NW
591076	AM 60 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	22	NE
591077	AM 60 188	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	22	NE
591078	AM 60 189	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NW

Ambler 3

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591079	AM 60 190	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NW
591080	AM 60 191	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NE
591081	AM 60 192	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	23	NE
591082	AM 60 193	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NW
591083	AM 61 176	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	18	SE
591084	AM 61 177	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SW
591085	AM 61 178	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SW
591086	AM 61 179	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SE
591087	AM 61 180	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SE
591088	AM 61 181	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	SW
591089	AM 61 182	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	SW
591090	AM 61 183	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	SE
591091	AM 61 184	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	SE
591092	AM 61 185	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	15	SW
591093	AM 61 186	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	15	SW
591094	AM 61 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	SE
591095	AM 61 188	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	15	SE
591096	AM 61 189	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	14	SW
591097	AM 61 190	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	14	SW
591098	AM 61 191	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	14	SE
591099	AM 61 192	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	14	SE
591100	AM 61 193	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	13	SW
591101	AM 62 176	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	10E	18	SE
591102	AM 62 177	State Granted	9/9/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SW
591103	AM 62 178	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SW
591104	AM 62 179	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SE
591105	AM 62 180	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	SE
591106	AM 62 181	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	SW
591107	AM 62 182	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	SW
591108	AM 62 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	SE
591109	AM 62 188	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	SE
591110	AM 62 189	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	SW
591111	AM 62 190	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	SW
591112	AM 62 191	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	SE
591113	AM 62 192	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	SE
591114	AM 62 193	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	13	SW
591115	AM 63 173	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NW
591116	AM 63 174	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NW
591117	AM 63 175	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NE
591118	AM 63 176	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NE
591119	AM 63 177	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NW
591120	AM 63 178	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NW
591121	AM 63 179	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NE
591122	AM 63 180	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NE
591123	AM 63 181	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	16	NW
591124	AM 63 182	State Granted	9/5/97	11/30/11	40 ac	Kotzebue	21N	10E	16	NW
591125	AM 63 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	NE
591126	AM 63 188	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	NE

Ambler 4

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591127	AM 63 189	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NW
591128	AM 63 190	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NW
591129	AM 63 191	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NE
591130	AM 63 192	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NE
591131	AM 63 193	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	13	NW
591132	AM 64 173	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NW
591133	AM 64 174	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NW
591134	AM 64 175	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NE
591135	AM 64 176	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	18	NE
591136	AM 64 177	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NW
591137	AM 64 178	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NW
591138	AM 64 179	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NE
591139	AM 64 180	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	17	NE
591140	AM 64 181	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	NW
591141	AM 64 182	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	NW
591142	AM 64 183	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	NE
591143	AM 64 184	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	16	NE
591144	AM 64 185	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	15	NW
591145	AM 64 186	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	15	NW
591146	AM 64 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	NE
591147	AM 64 188	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	15	NE
591148	AM 64 189	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NW
591149	AM 64 190	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NW
591150	AM 64 191	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NE
591151	AM 64 192	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	14	NE
591152	AM 64 193	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	13	NW
591153	AM 65 173	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SW
591154	AM 65 174	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SW
591155	AM 65 175	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SE
591156	AM 65 176	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SE
591157	AM 65 177	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SW
591158	AM 65 178	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SW
591159	AM 65 179	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SE
591160	AM 65 180	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SE
591161	AM 65 181	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SW
591162	AM 65 182	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SW
591163	AM 65 183	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SE
591164	AM 65 184	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SE
591165	AM 65 185	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SW
591166	AM 65 186	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SW
591167	AM 65 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SE
591168	AM 65 188	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SE
591169	AM 65 189	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SW
591170	AM 65 190	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SW
591171	AM 65 191	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SE
591172	AM 65 192	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SE
591173	AM 65 193	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	12	SW
591174	AM 66 173	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SW

Ambler 5

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591175	AM 66 174	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SW
591176	AM 66 175	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SE
591177	AM 66 176	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	7	SE
591178	AM 66 177	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SW
591179	AM 66 178	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SW
591180	AM 66 179	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SE
591181	AM 66 180	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	8	SE
591182	AM 66 181	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SW
591183	AM 66 182	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SW
591184	AM 66 183	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SE
591185	AM 66 184	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	9	SE
591186	AM 66 185	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SW
591187	AM 66 186	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SW
591188	AM 66 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SE
591189	AM 66 188	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	10	SE
591190	AM 66 189	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SW
591191	AM 66 190	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SW
591192	AM 66 191	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SE
591193	AM 66 192	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	SE
591194	AM 66 193	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	12	SW
591195	AM 67 173	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	NW
591196	AM 67 174	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	NW
591197	AM 67 175	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	NE
591198	AM 67 176	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	7	NE
591199	AM 67 177	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	NW
591200	AM 67 178	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	NW
591201	AM 67 179	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	NE
591202	AM 67 180	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	8	NE
591203	AM 67 181	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	NW
591204	AM 67 182	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	NW
591205	AM 67 183	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	NE
591206	AM 67 184	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	9	NE
591207	AM 67 185	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	10	NW
591208	AM 67 186	State Granted	9/6/97	11/30/11	40 ac	Kotzebue	21N	10E	10	NW
591209	AM 67 187	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	10	NE
591210	AM 67 188	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	10	NE
591211	AM 67 189	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	NW
591212	AM 67 190	State Granted	9/10/97	11/30/11	40 ac	Kotzebue	21N	10E	11	NW
591213	AM 67 191	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	11	NE
591214	AM 67 192	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	11	NE
591215	AM 67 193	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	12	NW
591216	AM 67 194	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	12	NW
591217	AM 67 195	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	12	NE
591218	AM 67 196	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	10E	12	NE
591219	AM 49 206	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	SW
591220	AM 49 207	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	SE
591221	AM 49 208	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	SE
591222	AM 49 209	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	SW

Ambler 6

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591223	AM 49 210	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	SW
591224	AM 49 214	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SW
591225	AM 49 215	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SE
591226	AM 49 216	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SE
591227	AM 49 217	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SW
591228	AM 49 218	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SW
591229	AM 49 219	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SE
591230	AM 49 220	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SE
591231	AM 50 206	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	SW
591232	AM 50 207	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	SE
591233	AM 50 208	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	SE
591234	AM 50 209	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	SW
591235	AM 50 210	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	SW
591236	AM 50 211	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	SE
591237	AM 50 213	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SW
591238	AM 50 214	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SW
591239	AM 50 215	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SE
591240	AM 50 216	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	SE
591241	AM 50 217	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SW
591242	AM 50 218	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SW
591243	AM 50 219	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SE
591244	AM 50 220	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	SE
591245	AM 51 206	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	NW
591246	AM 51 207	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	NE
591247	AM 51 208	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	NE
591248	AM 51 209	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NW
591249	AM 51 210	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NW
591250	AM 51 211	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NE
591251	AM 51 212	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NE
591252	AM 51 213	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NW
591253	AM 51 214	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NW
591254	AM 51 215	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NE
591255	AM 51 216	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NE
591256	AM 51 217	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NW
591257	AM 51 218	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NW
591258	AM 51 219	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NE
591259	AM 51 220	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NE
591260	AM 52 206	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	NW
591261	AM 52 207	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	NE
591262	AM 52 208	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	33	NE
591263	AM 52 209	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NW
591264	AM 52 210	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NW
591265	AM 52 211	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NE
591266	AM 52 212	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	34	NE
591267	AM 52 213	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NW
591268	AM 52 214	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NW
591269	AM 52 215	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NE
591270	AM 52 216	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	35	NE

Ambler 7

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591271	AM 52 217	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NW
591272	AM 52 218	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NW
591273	AM 52 219	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NE
591274	AM 52 220	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	36	NE
591275	AM 53 206	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	28	SW
591276	AM 53 207	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	28	SE
591277	AM 53 208	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	28	SE
591278	AM 53 209	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SW
591279	AM 53 210	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SW
591280	AM 53 211	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SE
591281	AM 53 212	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SE
591282	AM 53 213	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SW
591283	AM 53 214	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SW
591284	AM 53 215	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SE
591285	AM 53 216	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SE
591286	AM 53 217	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SW
591287	AM 53 218	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SW
591288	AM 53 219	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SE
591289	AM 53 220	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SE
591290	AM 54 206	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	28	SW
591291	AM 54 207	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	28	SE
591292	AM 54 208	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	28	SE
591293	AM 54 209	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SW
591294	AM 54 210	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SW
591295	AM 54 211	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SE
591296	AM 54 212	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	27	SE
591297	AM 54 213	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SW
591298	AM 54 214	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SW
591299	AM 54 215	State TA	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SE
591300	AM 54 216	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	26	SE
591301	AM 54 217	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SW
591302	AM 54 218	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SW
591303	AM 54 219	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SE
591304	AM 54 220	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	21N	11E	25	SE
591305	AM 55 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	28	NW
591306	AM 55 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	28	NE
591307	AM 55 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	28	NE
591308	AM 55 209	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NW
591309	AM 55 210	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NW
591310	AM 55 211	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NE
591311	AM 55 212	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NE
591312	AM 55 213	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NW
591313	AM 55 214	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NW
591314	AM 55 215	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NE
591315	AM 55 216	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NE
591316	AM 55 217	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NW
591317	AM 55 218	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NW
591318	AM 55 219	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NE

Ambler 8

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591319	AM 55 220	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NE
591320	AM 56 206	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	28	NW
591321	AM 56 207	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	28	NE
591322	AM 56 208	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	28	NE
591323	AM 56 209	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NW
591324	AM 56 210	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NW
591325	AM 56 211	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NE
591326	AM 56 212	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	27	NE
591327	AM 56 213	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NW
591328	AM 56 214	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NW
591329	AM 56 215	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NE
591330	AM 56 216	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	26	NE
591331	AM 56 217	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NW
591332	AM 56 218	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NW
591333	AM 56 219	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NE
591334	AM 56 220	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	25	NE
591335	AM 57 206	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	SW
591336	AM 57 207	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	SE
591337	AM 57 208	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	SE
591338	AM 57 209	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SW
591339	AM 57 210	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SW
591340	AM 57 211	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SE
591341	AM 57 212	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SE
591342	AM 57 213	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SW
591343	AM 57 214	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SW
591344	AM 57 215	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SE
591345	AM 57 216	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SE
591346	AM 57 217	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SW
591347	AM 57 218	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SW
591348	AM 57 219	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SE
591349	AM 57 220	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SE
591350	AM 58 206	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	SW
591351	AM 58 207	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	SE
591352	AM 58 208	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	SE
591353	AM 58 209	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SW
591354	AM 58 210	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SW
591355	AM 58 211	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SE
591356	AM 58 212	State TA	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	SE
591357	AM 58 213	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SW
591358	AM 58 214	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SW
591359	AM 58 215	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SE
591360	AM 58 216	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	23	SE
591361	AM 58 217	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SW
591362	AM 58 218	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SW
591363	AM 58 219	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SE
591364	AM 58 220	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	24	SE
591365	AM 59 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	20	NW
591366	AM 59 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	20	NE

Ambler 9

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591367	AM 59 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	20	NE
591368	AM 59 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NW
591369	AM 59 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NW
591370	AM 59 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NE
591371	AM 59 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NE
591372	AM 59 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NW
591373	AM 59 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NW
591374	AM 59 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NE
591375	AM 59 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NE
591376	AM 59 213	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NW
591377	AM 59 214	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NW
591378	AM 59 215	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NE
591379	AM 59 216	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NE
591380	AM 59 217	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	24	NW
591381	AM 59 218	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	24	NW
591382	AM 60 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	20	NW
591383	AM 60 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	20	NE
591384	AM 60 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	20	NE
591385	AM 60 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NW
591386	AM 60 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NW
591387	AM 60 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NE
591388	AM 60 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	21	NE
591389	AM 60 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NW
591390	AM 60 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NW
591391	AM 60 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NE
591392	AM 60 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	22	NE
591393	AM 60 213	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NW
591394	AM 60 214	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NW
591395	AM 60 215	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NE
591396	AM 60 216	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	23	NE
591397	AM 60 217	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	24	NW
591398	AM 60 218	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	24	NW
591399	AM 61 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	SW
591400	AM 61 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	SE
591401	AM 61 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	SE
591402	AM 61 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SW
591403	AM 61 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SW
591404	AM 61 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SE
591405	AM 61 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SE
591406	AM 61 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SW
591407	AM 61 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SW
591408	AM 61 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SE
591409	AM 61 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SE
591410	AM 61 213	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SW
591411	AM 61 214	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SW
591412	AM 61 215	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SE
591413	AM 61 216	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SE
591414	AM 61 217	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	13	SW

Ambler 10

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591415	AM 61 218	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	13	SW
591416	AM 62 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	SW
591417	AM 62 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	SE
591418	AM 62 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	SE
591419	AM 62 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SW
591420	AM 62 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SW
591421	AM 62 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SE
591422	AM 62 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	SE
591423	AM 62 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SW
591424	AM 62 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SW
591425	AM 62 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SE
591426	AM 62 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	SE
591427	AM 62 213	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SW
591428	AM 62 214	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SW
591429	AM 62 215	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SE
591430	AM 62 216	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	14	SE
591431	AM 62 217	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	13	SW
591432	AM 62 218	State Granted	9/19/97	11/30/11	40 ac	Kotzebue	21N	11E	13	SW
591433	AM 63 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	NW
591434	AM 63 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	NE
591435	AM 63 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	NE
591436	AM 63 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NW
591437	AM 63 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NW
591438	AM 63 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NE
591439	AM 63 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NE
591440	AM 63 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NW
591441	AM 63 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NW
591442	AM 63 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NE
591443	AM 63 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NE
591444	AM 64 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	NW
591445	AM 64 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	NE
591446	AM 64 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	17	NE
591447	AM 64 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NW
591448	AM 64 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NW
591449	AM 64 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NE
591450	AM 64 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	16	NE
591451	AM 64 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NW
591452	AM 64 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NW
591453	AM 64 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NE
591454	AM 64 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	15	NE
591455	AM 65 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	SW
591456	AM 65 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	SE
591457	AM 65 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	SE
591458	AM 65 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SW
591459	AM 65 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SW
591460	AM 65 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SE
591461	AM 65 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SE
591462	AM 65 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SW

Ambler 11

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591463	AM 65 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SW
591464	AM 65 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SE
591465	AM 65 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SE
591466	AM 66 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	SW
591467	AM 66 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	SE
591468	AM 66 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	SE
591469	AM 66 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SW
591470	AM 66 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SW
591471	AM 66 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SE
591472	AM 66 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	SE
591473	AM 66 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SW
591474	AM 66 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SW
591475	AM 66 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SE
591476	AM 66 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	SE
591477	AM 67 197	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	7	NW
591478	AM 67 198	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	7	NW
591479	AM 67 199	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	7	NE
591480	AM 67 200	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	7	NE
591481	AM 67 201	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	NW
591482	AM 67 202	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	NW
591483	AM 67 203	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	NE
591484	AM 67 204	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	8	NE
591485	AM 67 205	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	NW
591486	AM 67 206	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	NW
591487	AM 67 207	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	NE
591488	AM 67 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	NE
591489	AM 67 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NW
591490	AM 67 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NW
591491	AM 67 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NE
591492	AM 67 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NE
591493	AM 68 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	9	NE
591494	AM 68 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NW
591495	AM 68 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NW
591496	AM 68 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NE
591497	AM 68 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	10	NE
591498	AM 69 208	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	4	SE
591499	AM 69 209	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	3	SW
591500	AM 69 210	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	3	SW
591501	AM 69 211	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	3	SE
591502	AM 69 212	State Granted	9/8/97	11/30/11	40 ac	Kotzebue	21N	11E	3	SE
591503	AM 49 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SW
591504	AM 49 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SW
591505	AM 49 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SE
591506	AM 49 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SE
591507	AM 49 225	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SW
591508	AM 49 226	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SW
591509	AM 49 227	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SE
591510	AM 49 228	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SE

Ambler 12

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591511	AM 49 229	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	SW
591512	AM 49 230	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	SW
591513	AM 50 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SW
591514	AM 50 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SW
591515	AM 50 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SE
591516	AM 50 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	SE
591517	AM 50 225	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SW
591518	AM 50 226	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SW
591519	AM 50 227	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SE
591520	AM 50 228	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	SE
591521	AM 50 229	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	SW
591522	AM 50 230	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	SW
591523	AM 51 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NW
591524	AM 51 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NW
591525	AM 51 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NE
591526	AM 51 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NE
591527	AM 51 225	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NW
591528	AM 51 226	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NW
591529	AM 51 227	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NE
591530	AM 51 228	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NE
591531	AM 51 229	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	NW
591532	AM 51 230	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	NW
591533	AM 52 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NW
591534	AM 52 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NW
591535	AM 52 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NE
591536	AM 52 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	31	NE
591537	AM 52 225	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NW
591538	AM 52 226	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NW
591539	AM 52 227	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NE
591540	AM 52 228	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	32	NE
591541	AM 52 229	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	NW
591542	AM 52 230	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	33	NW
591543	AM 53 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SW
591544	AM 53 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SW
591545	AM 53 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SE
591546	AM 53 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SE
591547	AM 54 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SW
591548	AM 54 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SW
591549	AM 54 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SE
591550	AM 54 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	SE
591551	AM 55 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NW
591552	AM 55 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NW
591553	AM 55 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NE
591554	AM 55 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NE
591555	AM 56 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NW
591556	AM 56 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NW
591557	AM 56 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NE
591558	AM 56 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	21N	12E	30	NE

Ambler 13

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591575	AM 37 226	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	SW
591576	AM 37 227	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	SE
591577	AM 37 228	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	SE
591578	AM 37 229	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	SW
591579	AM 37 230	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	SW
591590	AM 38 226	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	SW
591591	AM 38 227	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	SE
591592	AM 38 228	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	SE
591593	AM 38 229	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	SW
591594	AM 38 230	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	SW
591605	AM 39 226	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	NW
591606	AM 39 227	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	NE
591607	AM 39 228	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	NE
591608	AM 39 229	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	NW
591609	AM 39 230	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	NW
591620	AM 40 226	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	NW
591621	AM 40 227	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	NE
591622	AM 40 228	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	16	NE
591623	AM 40 229	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	NW
591624	AM 40 230	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	15	NW
591635	AM 41 225	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SW
591636	AM 41 226	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SW
591637	AM 41 227	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SE
591638	AM 41 228	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SE
591639	AM 41 229	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	10	SW
591640	AM 41 230	State Granted	9/7/97	11/30/11	40 ac	Kotzebue	20N	12E	10	SW
591648	AM 42 223	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	SE
591649	AM 42 224	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	SE
591650	AM 42 225	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SW
591651	AM 42 226	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SW
591652	AM 42 227	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SE
591653	AM 42 228	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	SE
591654	AM 42 229	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	10	SW
591655	AM 42 230	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	10	SW
591661	AM 43 221	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NW
591662	AM 43 222	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NW
591663	AM 43 223	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NE
591664	AM 43 224	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NE
591665	AM 43 225	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NW
591666	AM 43 226	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NW
591667	AM 43 227	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NE
591668	AM 43 228	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NE
591669	AM 43 229	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	10	NW
591670	AM 43 230	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	10	NW
591676	AM 44 219	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	7	NE
591677	AM 44 220	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	7	NE
591678	AM 44 221	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NW
591679	AM 44 222	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NW

Ambler 14

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591680	AM 44 223	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NE
591681	AM 44 224	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	8	NE
591682	AM 44 225	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NW
591683	AM 44 226	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NW
591684	AM 44 227	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NE
591685	AM 44 228	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	9	NE
591686	AM 44 229	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	10	NW
591687	AM 44 230	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	10	NW
591693	AM 45 217	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SW
591694	AM 45 218	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SW
591695	AM 45 219	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SE
591696	AM 45 220	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SE
591697	AM 45 221	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SW
591698	AM 45 222	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SW
591699	AM 45 223	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SE
591700	AM 45 224	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SE
591701	AM 45 225	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SW
591702	AM 45 226	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SW
591703	AM 45 227	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SE
591704	AM 45 228	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SE
591705	AM 45 229	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	3	SW
591706	AM 45 230	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	3	SW
591712	AM 46 217	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SW
591713	AM 46 218	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SW
591714	AM 46 219	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SE
591715	AM 46 220	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	SE
591716	AM 46 221	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SW
591717	AM 46 222	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SW
591718	AM 46 223	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SE
591719	AM 46 224	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	5	SE
591720	AM 46 225	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SW
591721	AM 46 226	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SW
591722	AM 46 227	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SE
591723	AM 46 228	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	4	SE
591724	AM 46 229	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	3	SW
591725	AM 46 230	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	3	SW
591731	AM 47 217	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NW
591732	AM 47 218	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NW
591733	AM 47 219	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NE
591734	AM 47 220	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NE
591735	AM 47 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NW
591736	AM 47 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NW
591737	AM 47 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NE
591738	AM 47 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NE
591739	AM 47 225	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NW
591740	AM 47 226	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NW
591741	AM 47 227	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NE
591742	AM 47 228	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NE

Ambler 15

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
591743	AM 47 229	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	3	NW
591744	AM 47 230	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	3	NW
591745	AM 48 217	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NW
591746	AM 48 218	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NW
591747	AM 48 219	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NE
591748	AM 48 220	State Granted	9/11/97	11/30/11	40 ac	Kotzebue	20N	12E	6	NE
591749	AM 48 221	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NW
591750	AM 48 222	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NW
591751	AM 48 223	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NE
591752	AM 48 224	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	5	NE
591753	AM 48 225	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NW
591754	AM 48 226	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NW
591755	AM 48 227	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NE
591756	AM 48 228	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	4	NE
591757	AM 48 229	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	3	NW
591758	AM 48 230	State Granted	9/18/97	11/30/11	40 ac	Kotzebue	20N	12E	3	NW
634110	EDC 1	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	12	SW
634111	EDC 2	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	12	SE
634112	EDC 3	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	12	SE
634113	EDC 4	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SW
634114	EDC 5	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SW
634115	EDC 6	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SE
634116	EDC 7	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SE
634117	EDC 8	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	8	SW
634118	EDC 9	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	12	SW
634119	EDC 10	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	12	SE
634120	EDC 11	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	12	SE
634121	EDC 12	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SW
634122	EDC 13	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SW
634123	EDC 14	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SE
634124	EDC 15	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	7	SE
634125	EDC 16	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	8	SW
634126	EDC 17	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	13	NW
634127	EDC 18	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	13	NE
634128	EDC 19	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	13	NE
634129	EDC 20	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NW
634130	EDC 21	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NW
634131	EDC 22	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NE
634132	EDC 23	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NE
634133	EDC 24	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	17	NW
634134	EDC 25	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	13	NW
634135	EDC 26	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	13	NE
634136	EDC 27	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	10E	13	NE
634137	EDC 28	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NW
634138	EDC 29	State Granted	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NW
634139	EDC 30	State TA	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NE
634140	EDC 31	State TA	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	18	NE
634141	EDC 32	State TA	4/26/00	11/30/11	40 ac	Kotzebue	21N	11E	17	NW

Ambler 16

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
634142	EDC 33	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	10E	13	SW
634143	EDC 34	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	10E	13	SE
634144	EDC 35	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	10E	13	SE
634145	EDC 36	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SW
634146	EDC 37	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SW
634147	EDC 38	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SE
634148	EDC 39	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SE
634149	EDC 40	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	17	SW
634150	EDC 41	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	13	SW
634151	EDC 42	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	13	SE
634152	EDC 43	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	13	SE
634153	EDC 44	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SW
634154	EDC 45	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SW
634155	EDC 46	State TA	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SE
634156	EDC 47	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	18	SE
634157	EDC 48	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	17	SW
634158	EDC 49	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NW
634159	EDC 50	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NE
634160	EDC 51	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NE
634161	EDC 52	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NW
634162	EDC 53	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NW
634163	EDC 54	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NE
634164	EDC 55	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NE
634165	EDC 56	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	20	NW
634166	EDC 57	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NW
634167	EDC 58	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NE
634168	EDC 59	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	NE
634169	EDC 60	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NW
634170	EDC 61	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NW
634171	EDC 62	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NE
634172	EDC 63	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	19	NE
634173	EDC 64	State Granted	4/27/00	11/30/11	40 ac	Kotzebue	21N	11E	20	NW
634174	EDC 65	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	SE
634175	EDC 66	State TA	7/18/06	11/30/11	40 ac	Kotzebue	21N	10E	24	SE
634176	EDC 67	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SW
634177	EDC 68	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SW
634178	EDC 69	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SE
634179	EDC 70	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SE
634180	EDC 71	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SW
634181	EDC 72	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SW
634182	EDC 73	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SE
634183	EDC 74	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SE
634184	EDC 75	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	21	SW
634185	EDC 76	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	10E	24	SE
634186	EDC 77	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SW
634187	EDC 78	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SW
634188	EDC 79	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SE
634189	EDC 80	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	19	SE

Ambler 17

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
634190	EDC 81	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SW
634191	EDC 82	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SW
634192	EDC 83	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SE
634193	EDC 84	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	20	SE
634194	EDC 85	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	21	SW
634195	EDC 86	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	10E	25	NE
634196	EDC 87	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	30	NW
634197	EDC 88	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	30	NW
634198	EDC 89	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	30	NE
634199	EDC 90	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	30	NE
634200	EDC 91	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	29	NW
634201	EDC 92	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	29	NW
634202	EDC 93	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	29	NE
634203	EDC 94	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	29	NE
634204	EDC 95	State Granted	4/28/00	11/30/11	40 ac	Kotzebue	21N	11E	28	NW
650291	HOSS 01	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	18	NW
650292	HOSS 02	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	18	NE
650293	HOSS 03	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	17	NW
650294	HOSS 04	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	17	NE
650295	HOSS 05	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	16	NW
650296	HOSS 06	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	16	NE
650297	HOSS 07	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	15	NW
650298	HOSS 08	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	18	SW
650299	HOSS 09	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	18	SE
650300	HOSS 10	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	17	SW
650301	HOSS 11	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	17	SE
650302	HOSS 12	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	16	SW
650303	HOSS 13	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	16	SE
650304	HOSS 14	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	15	SW
650305	HOSS 15	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	19	NW
650306	HOSS 16	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	19	NE
650307	HOSS 17	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	20	NW
650308	HOSS 18	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	20	NE
650309	HOSS 19	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	21	NW
650310	HOSS 20	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	21	NE
650311	HOSS 21	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	22	NW
650312	HOSS 22	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	19	SW
650313	HOSS 23	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	19	SE
650314	HOSS 24	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	20	SW
650315	HOSS 25	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	20	SE
650316	HOSS 26	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	21	SW
650317	HOSS 27	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	21	SE
650318	HOSS 28	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	22	SW
650319	HOSS 29	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	30	NW
650320	HOSS 30	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	30	NE
650321	HOSS 31	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	29	NW
650322	HOSS 32	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	29	NE
650323	HOSS 33	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	28	NW

Ambler 18

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
650324	HOSS 34	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	28	NE
650325	HOSS 35	State Granted	7/13/05	11/30/11	160 ac	Kotzebue	22N	10E	27	NW
651299	GAP 1	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	28	NW
651300	GAP 2	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	28	NE
651301	GAP 3	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	27	NW
651302	GAP 4	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	27	NE
651303	GAP 5	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	26	NW
651304	GAP 6	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	26	NE
651305	GAP 7	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	25	NW
651306	GAP 8	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	25	NE
651307	GAP 9	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	30	NW
651308	GAP 10	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	30	NE
651309	GAP 11	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	29	NW
651310	GAP 12	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	28	SW
651311	GAP 13	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	28	SE
651312	GAP 14	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	27	SW
651313	GAP 15	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	27	SE
651314	GAP 16	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	26	SW
651315	GAP 17	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	26	SE
651316	GAP 18	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	25	SW
651317	GAP 19	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	25	SE
651318	GAP 20	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	30	SW
651319	GAP 21	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	30	SE
651320	GAP 22	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	29	SW
651321	GAP 23	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	29	SE
651322	GAP 24	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	28	SW
651323	GAP 25	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	28	SE
651324	GAP 26	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	27	SW
651325	GAP 27	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	34	NE
651326	GAP 28	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	35	NW
651327	GAP 29	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	35	NE
651328	GAP 30	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	36	NW
651329	GAP 31	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	36	NE
651330	GAP 32	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	31	NW
651331	GAP 33	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	31	NE
651332	GAP 34	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	32	NW
651333	GAP 35	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	32	NE
651334	GAP 36	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	33	NW
651335	GAP 37	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	33	NE
651336	GAP 38	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	34	NW
651337	GAP 39	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	34	NE
651338	GAP 40	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	35	NW
651339	GAP 41	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	35	NE
651340	GAP 42	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	36	NW
651341	GAP 43	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	36	NE
651342	GAP 44	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	31	NW
651343	GAP 45	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	31	NE
651344	GAP 46	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	32	NW

Ambler 19

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651345	GAP 47	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	32	NE
651346	GAP 48	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	33	NW
651347	GAP 49	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	33	NE
651348	GAP 50	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	34	NW
651349	GAP 51	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	30	SW
651350	GAP 52	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	30	SE
651351	GAP 53	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	29	SW
651352	GAP 54	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	29	SE
651353	GAP 55	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	28	SW
651354	GAP 56	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	28	SE
651355	GAP 57	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	27	SW
651356	GAP 58	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	34	SE
651357	GAP 59	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	35	SW
651358	GAP 60	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	35	SE
651359	GAP 61	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	36	SW
651360	GAP 62	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	8E	36	SE
651361	GAP 63	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	31	SW
651362	GAP 64	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	31	SE
651363	GAP 65	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	32	SW
651364	GAP 66	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	32	SE
651365	GAP 67	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	33	SW
651366	GAP 68	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	33	SE
651367	GAP 69	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	34	SW
651368	GAP 70	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	34	SE
651369	GAP 71	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	35	SW
651370	GAP 72	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	35	SE
651371	GAP 73	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	36	SW
651372	GAP 74	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	9E	36	SE
651373	GAP 75	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	31	SW
651374	GAP 76	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	31	SE
651375	GAP 77	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	32	SW
651376	GAP 78	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	32	SE
651377	GAP 79	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	33	SW
651378	GAP 80	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	33	SE
651379	GAP 81	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	22N	10E	34	SW
651380	GAP 82	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	3	NE
651381	GAP 83	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	2	NW
651382	GAP 84	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	2	NE
651383	GAP 85	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	1	NW
651384	GAP 86	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	1	NE
651385	GAP 87	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	6	NW
651386	GAP 88	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	6	NE
651387	GAP 89	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	2	NW
651388	GAP 90	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	2	NE
651389	GAP 91	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	1	NW
651390	GAP 92	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	1	NE
651391	GAP 93	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	6	NW
651392	GAP 94	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	6	NE

Ambler 20

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651393	GAP 95	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	5	NW
651394	GAP 96	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	5	NE
651395	GAP 97	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	4	NW
651396	GAP 98	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	4	NE
651397	GAP 99	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	3	NW
651398	GAP 100	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	2	SW
651399	GAP 101	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	2	SE
651400	GAP 102	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	1	SW
651401	GAP 103	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	1	SE
651402	GAP 104	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	6	SW
651403	GAP 105	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	6	SE
651404	GAP 106	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	5	SW
651405	GAP 107	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	5	SE
651406	GAP 108	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	4	SW
651407	GAP 109	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	4	SE
651408	GAP 110	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	3	SW
651409	GAP 111	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	3	SE
651410	GAP 112	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	2	SW
651411	GAP 113	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	10E	2	SE
651412	GAP 114	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	11	NW
651413	GAP 115	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	11	NW
651414	GAP 116	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	11	NE
651415	GAP 117	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	11	NE
651416	GAP 118	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	12	NW
651417	GAP 119	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	12	NW
651418	GAP 120	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	12	NE
651419	GAP 121	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	9E	12	NE
651420	GAP 122	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	7	NW
651421	GAP 123	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	7	NW
651422	GAP 124	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	7	NE
651423	GAP 125	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	7	NE
651424	GAP 126	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	8	NW
651425	GAP 127	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	8	NW
651426	GAP 128	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	8	NE
651427	GAP 129	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	8	NE
651428	GAP 130	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	9	NW
651429	GAP 131	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	9	NW
651430	GAP 132	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	9	NE
651431	GAP 133	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	9	NE
651432	GAP 134	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	10	NW
651433	GAP 135	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	10	NW
651434	GAP 136	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	10	NE
651435	GAP 137	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	10	NE
651436	GAP 138	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	11	NW
651437	GAP 139	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	11	NW
651438	GAP 140	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	11	NE
651439	GAP 141	State Granted	9/27/05	11/30/11	40 ac	Kotzebue	21N	10E	11	NE
651440	GAP 142	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	5	NW

Ambler 21

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651441	GAP 143	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	5	NE
651442	GAP 144	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	4	NW
651443	GAP 145	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	4	NE
651444	GAP 146	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	3	NW
651445	GAP 147	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	3	NE
651446	GAP 148	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	3	SE
651447	GAP 149	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	2	SW
651448	GAP 150	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	2	SE
651449	GAP 151	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	1	SW
651450	GAP 152	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	1	SE
651451	GAP 153	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	6	SW
651452	GAP 154	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	6	SE
651453	GAP 155	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	5	SW
651454	GAP 156	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	5	SE
651455	GAP 157	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	4	SW
651456	GAP 158	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	4	SE
651457	GAP 159	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	3	SW
651458	GAP 160	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	3	SE
651459	GAP 161	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	10	NE
651460	GAP 162	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	11	NW
651461	GAP 163	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	11	NE
651462	GAP 164	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	12	NW
651463	GAP 165	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	12	NE
651464	GAP 166	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	7	NW
651465	GAP 167	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	7	NE
651466	GAP 168	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	8	NW
651467	GAP 169	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	8	NE
651468	GAP 170	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	9	NW
651469	GAP 171	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	9	NE
651470	GAP 172	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	10	NW
651471	GAP 173	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	10	NE
651472	GAP 174	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	10	SE
651473	GAP 175	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	11	SW
651474	GAP 176	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	11	SE
651475	GAP 177	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	12	SW
651476	GAP 178	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	12	SE
651477	GAP 179	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	7	SW
651478	GAP 180	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	7	SE
651479	GAP 181	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	8	SW
651480	GAP 182	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	8	SE
651481	GAP 183	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	9	SW
651482	GAP 184	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	9	SE
651483	GAP 185	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	10	SW
651484	GAP 186	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	10	SE
651485	GAP 187	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	15	NE
651486	GAP 188	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	14	NW
651487	GAP 189	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	14	NE
651488	GAP 190	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	13	NW

Ambler 22

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651489	GAP 191	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	8E	13	NE
651490	GAP 192	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	18	NW
651491	GAP 193	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	18	NE
651492	GAP 194	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	17	NW
651493	GAP 195	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	17	NE
651494	GAP 196	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	16	NW
651495	GAP 197	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	16	NE
651496	GAP 198	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	15	NW
651497	GAP 199	State Granted	9/27/05	11/30/11	160 ac	Kotzebue	21N	9E	15	NE
651270	PAL 1	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	10E	25	NE
651271	PAL 2	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	10E	25	NE
651272	PAL 3	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	30	NW
651273	PAL 4	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	30	NW
651274	PAL 5	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	30	NE
651275	PAL 6	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	30	NE
651276	PAL 7	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	29	NW
651277	PAL 8	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	29	NW
651278	PAL 9	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	29	NE
651279	PAL 10	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	29	NE
651280	PAL 11	State Granted	9/26/05	11/30/11	40 ac	Kotzebue	21N	11E	28	NW
651289	PAL 20	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	10E	25	SE
651290	PAL 21	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	30	SW
651291	PAL 22	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	30	SE
651292	PAL 23	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	29	SW
651293	PAL 24	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	29	SE
651294	PAL 25	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	28	SW
651296	PAL 27	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	32	NE
651297	PAL 28	State Granted	9/26/05	11/30/11	160 ac	Kotzebue	21N	11E	33	NW
651152	ZED 1	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	10	NE
651153	ZED 2	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	11	NW
651154	ZED 3	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	11	NE
651155	ZED 4	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	10	SE
651156	ZED 5	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	11	SW
651157	ZED 6	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	11	SE
651158	ZED 7	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	12	SW
651159	ZED 8	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	12	SE
651160	ZED 9	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	15	NE
651161	ZED 10	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	14	NW
651162	ZED 11	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	14	NE
651163	ZED 12	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	13	NW
651164	ZED 13	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	13	NE
651165	ZED 14	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	18	NW
651166	ZED 15	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	18	NE
651167	ZED 16	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	17	NW
651168	ZED 17	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	17	NE
651169	ZED 18	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	16	NW
651170	ZED 19	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	16	NE
651171	ZED 20	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	15	NW

Ambler 23

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651172	ZED 21	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	15	NE
651173	ZED 22	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	15	SE
651174	ZED 23	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	14	SW
651175	ZED 24	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	14	SE
651176	ZED 25	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	13	SW
651177	ZED 26	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	13	SE
651178	ZED 27	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	18	SW
651179	ZED 28	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	18	SE
651180	ZED 29	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	17	SW
651181	ZED 30	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	17	SE
651182	ZED 31	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	16	SW
651183	ZED 32	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	16	SE
651184	ZED 33	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	15	SW
651185	ZED 34	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	15	SE
651186	ZED 35	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	12E	24	NE
651187	ZED 36	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	19	NW
651188	ZED 37	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	19	NE
651189	ZED 38	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	20	NW
651190	ZED 39	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	20	NE
651191	ZED 40	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	21	NW
651192	ZED 41	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	21	NE
651193	ZED 42	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	22	NW
651194	ZED 43	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	22	NE
651195	ZED 44	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	19	SE
651196	ZED 45	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	20	SW
651197	ZED 46	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	20	SE
651198	ZED 47	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	21	SW
651199	ZED 48	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	21	SE
651200	ZED 49	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	22	SW
651201	ZED 50	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	22	SE
651202	ZED 51	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	23	NW
651203	ZED 52	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	23	NE
651204	ZED 53	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	24	NW
651205	ZED 54	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	24	NE
651206	ZED 55	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	19	NW
651207	ZED 56	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	19	NE
651208	ZED 57	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	20	NW
651209	ZED 58	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	20	NE
651210	ZED 59	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	21	NW
651211	ZED 60	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	21	NE
651212	ZED 61	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	22	NW
651213	ZED 62	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	22	NE
651214	ZED 63	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	23	NW
651215	ZED 64	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	23	NE
651216	ZED 65	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	24	NW
651217	ZED 66	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	24	NE
651218	ZED 67	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	15E	19	NW
651219	ZED 68	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	23	SW

Ambler 24

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651220	ZED 69	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	23	SE
651221	ZED 70	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	24	SW
651222	ZED 71	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	24	SE
651223	ZED 72	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	19	SW
651224	ZED 73	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	19	SE
651225	ZED 74	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	20	SW
651226	ZED 75	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	20	SE
651227	ZED 76	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	21	SW
651228	ZED 77	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	21	SE
651229	ZED 78	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	22	SW
651230	ZED 79	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	22	SE
651231	ZED 80	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	23	SW
651232	ZED 81	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	23	SE
651233	ZED 82	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	24	SW
651234	ZED 83	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	24	SE
651235	ZED 84	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	15E	19	SW
651236	ZED 85	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	26	NW
651237	ZED 86	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	26	NE
651238	ZED 87	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	25	NW
651239	ZED 88	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	25	NE
651240	ZED 89	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	30	NW
651241	ZED 90	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	30	NE
651242	ZED 91	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	29	NW
651243	ZED 92	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	29	NE
651244	ZED 93	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	28	NW
651245	ZED 94	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	28	NE
651246	ZED 95	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	27	NW
651247	ZED 96	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	27	NE
651248	ZED 97	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	26	NW
651249	ZED 98	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	26	NE
651250	ZED 99	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	25	NW
651251	ZED 100	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	25	NE
651252	ZED 101	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	15E	30	NW
651253	ZED 102	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	26	SW
651254	ZED 103	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	26	SE
651255	ZED 104	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	25	SW
651256	ZED 105	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	13E	25	SE
651257	ZED 106	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	30	SW
651258	ZED 107	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	30	SE
651259	ZED 108	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	29	SW
651260	ZED 109	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	29	SE
651261	ZED 110	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	28	SW
651262	ZED 111	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	28	SE
651263	ZED 112	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	27	SW
651264	ZED 113	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	27	SE
651265	ZED 114	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	26	SW
651266	ZED 115	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	26	SE
651267	ZED 116	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	25	SW

Ambler 25

OCTOBER  17, 2011 LAND REPORT

AMBLER  PROPERTY

Claim No.	Claim Name	Status	Location Date	Expiry Date	Area	Recording District	T.	R.	Sec.	Qtr.
651268	ZED 117	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	14E	25	SE
651269	ZED 118	State Granted	9/28/05	11/30/11	160 ac	Kotzebue	20N	15E	30	SW
655537	ZED 119	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	12E	12	NW
655538	ZED 120	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	12E	12	NE
655539	ZED 121	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	13E	7	NW
655540	ZED 122	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	13E	7	SW
655541	ZED 123	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	13E	7	SE
655542	ZED 124	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	13E	8	SW
655543	ZED 125	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	20N	13E	8	SE
655648	KG 1	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	11	SW
655649	KG 2	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	11	SE
655650	KG 3	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	14	NW
655651	KG 4	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	14	NE
655652	KG 5	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	13	NW
655653	KG 6	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	13	NE
655654	KG 7	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	13	SE
655655	KG 8	State Granted	9/8/06	11/30/11	160 ac	Kotzebue	21N	11E	24	NE
Owner: NovaCopper US Inc., Patented Mining Claims (Fee Simple) Meridian: Kateel River
50 81 0127	USMS2245 1	Patent Issued	7/27/81	no expiry	240.018 ac	Kotzebue	21N	11E	34; 35
50 83 0174	USMS2245 2	Patent Issued	6/3/83	no expiry	31.91 ac	Kotzebue	20N; 21N	11E	2; 35

Ambler 26

Schedule 4

Joint Venture Agreement

The Joint Venture Agreement will be substantially in the form of Rocky Mountain Mineral Law Foundation Model Form 5A LLC - Exploration, Development and Mining Limited Liability Company 1998, as subsequently amended or restated by the Rocky Mountain Mineral Law Foundation, except as may be modified to provide for the following:

Except to the extent that all members of the Joint Venture unanimously agree that the Joint Venture should borrow to pay Joint Venture costs, NANA will pay its proportionate share of all costs incurred in connection with Joint Venture activities following the formation of the Joint Venture in accordance with the payment requirements set forth in the JV Agreement. Failure by either NANA or NovaCopper to pay its required share will result in a dilution of its interest in the Joint Venture based upon a formula to be contained in the JV Agreement. Penalty dilution, being dilution calculated on a straight line basis plus 25%, will apply to any failure to make a committed contribution.

Any assignment by a party of all or any portion of its interest in a Joint Venture, other than a transfer to an affiliate or for purposes of granting security, will be subject to a right of first refusal in favour of the other party. Subject to the ANCSA Section 7(i) Settlement Agreement, each party will be entitled to grant security in its Joint Venture interest to secure financing for the project on terms to be specified in the JV Agreement. A transfer by either party of a net smelter royalty return on the Lands or any net proceeds royalty interest in a project other than for financing purposes will also be subject to a first right of refusal.

Each JV Agreement will provide for the appointment of a management committee (the "Management Committee") for the development of the relevant mine and to generally oversee and supervise all exploration, development, construction, operational and marketing activities of such project. The composition, responsibilities and operation of the Management Committee for each JV Agreement shall contain provisions as described in the Exploration Agreement for the Oversight Committee. Similarly, each Joint Venture shall have a Sustainability Committee, as described in the Exploration Agreement, to aid the Management Committee in respect of Sustainability Matters.

An investment account for reclamation reserves shall be established and physical cash shall be deposited into the account needed to grow the balance, letters of credit shall be obtained, bonds shall be posted on any combination thereof, in order to adequately cover the costs of reclamation at the end of mine life. Such costs shall be a fair and reasonable estimate of costs to be incurred to reclaim the Lands. Any balance not used after reclamation is completed shall be rolled forward into the next mine to be started by NovaCopper in the geographic area defined in this Agreement or shall be paid out if no new mines are expected to be developed within ten (10) years from the completion of reclamation. No management fee shall be payable to NovaCopper on the reserve account or earning on the assets held in the reserve account.

Sections 10, 11 and 12 of the Exploration Agreement shall apply mutatis mutandis to the form of JV Agreement.

Schedule 5

Net Proceeds Royalty

A.	Definition of Net Proceeds

     "Net Proceeds" for any calendar quarter shall be the amount, if any, by which the Receipts in such calendar quarter plus the cumulative sum of Receipts in all previous calendar quarters exceed the cumulative sum of all prior Disbursements (including Disbursements for such quarter). If the cumulative sum of Receipts exceed the cumulative sum of all prior Disbursements (including Disbursements for such quarter), a Net Proceeds Royalty will be payable. If the cumulative sum of Receipts is less than the cumulative sum of all Disbursements (including Disbursements for such quarter), no Net Proceeds Royalty will be payable.

B.	Receipts

     Receipts shall be all revenues actually received or deemed to be received during the calendar quarter from the sale of Valuable Minerals from the project as follows:

(1) if NovaCopper sells Valuable Minerals (other than fine gold and/or silver bullion or dore bullion) to a smelter, refiner, or other purchaser (other than to an affiliate of NovaCopper), Receipts shall mean the amount of revenues actually received by NovaCopper from the smelter, refiner, or other purchaser of such Valuable Minerals, plus any bonuses and subsidies, less all penalties, assaying, and sampling charges whether deducted by the purchaser or paid or incurred by NovaCopper;

(2) if NovaCopper sells or otherwise distributes Valuable Minerals (other than fine gold and/or silver bullion or dore bullion) to any affiliate of NovaCopper, Receipts shall mean the fair market value of such Valuable Minerals in arm's length transaction F.O.B. the Property;

(3) if NovaCopper or any affiliate of NovaCopper produces or has produced through a tolling or refining contract or any transaction Valuable Minerals in the form of fine gold and/or silver bullion or dore bullion, Receipts shall mean the amount of dollars obtained by multiplying the amount of fine gold and/or silver bullion produced or the amount of gold and/or silver contained in dore bullion produced from the Property by

(a) for gold, the average London Bullion Market Association P.M. Gold Fixing for the calendar quarter of production

(b) for silver, the average London Bullion Market Association daily Silver Fixing for the calendar quarter of production, in all cases based on mine weights and assays.

     Receipts shall also include any other revenues or other consideration derived from the project or the related facilities, including without limitation, for the processing or transportation of Outside Minerals. Where services or uses are in whole or in part supplied to an affiliate of NovaCopper, or where such revenues are paid indirectly or by exchange, then "Receipts" shall include the fair market value of such services or uses to be charged an unrelated party in an arm's length transaction. Receipts shall also include any insurance proceeds received by NovaCopper or any affiliate of NovaCopper and payments received as a result of litigation, arbitration or settlement of disputes with third parties.

     Receipts shall not include any proceeds received by NovaCopper or any affiliate of NovaCopper in connection with a sale of all or any portion of its interest in the project, the Leases or in NovaCopper.

C.	Valuable Minerals

     Valuable Minerals means all ores, metals, minerals and materials recovered and for which payment is received, and excluding all deposits of coal, oil and gas, and associated hydrocarbons) found in, on, or under the Lands.

D.	Hedging Activities

     Hedging activities include any and all contracts or commitments entered into with the intent of mitigating commodity price risks. Such activities include, but are not limited to; formal marketable hedging or option contracts to buy or sell Valuable Minerals, forward sales, private nonmarketable contracts, options or commitments to buy or sell Valuable Materials or to deliver specified quantities of Valuable Minerals.

     The cost and net receipts of hedging activities undertaken in relation to debt financing arrangements for such project on the Lands shall be included in Disbursements and Receipts (as defined herein) for the purposes of calculating Net Proceeds only to the extent such hedging activities are required by, or are a specific condition of, the third-party debt financing.

     Either or both NovaCopper and/or its affiliates and NANA and/or its affiliates may conduct any and all other hedging activities to the extent they consider appropriate, entirely at their own risk and expense. For greater certainty it is acknowledged that NANA's hedging activities shall in no way encumber the Valuable Minerals.

E.	Disbursements.

     Disbursements shall mean all Capital Expenditures, Operating Expenses, and Carrying Costs incurred at or for the benefit of the project or for milling, smelting, and refining of Valuable Minerals produced from the project. It is intended that NovaCopper shall recoup from Receipts all of its (and its affiliates) contribution for such Capital Expenditures, Operating Expenses and Carrying Costs before any Net Proceeds Royalty is payable.

(1) Capital Expenditures shall mean the aggregate of all costs or expenses incurred relating to the development of a mine, mill, smelter, or other refining operation for the project, including the following:

(a) all costs of or related to the development, construction, replacement, modification or alteration of any mine or mill or building, crushing, grinding, washing, concentrating, smelting, refining and/or other treatment or processing facility, port, road, airfield, and transportation facilities, including all related equipment;

(b) all costs of or related to the development, construction, replacement, modification or alteration of storage and warehouse facilities for Valuable Minerals;

(c) all costs of or related to the development, construction, replacement, modification or alteration of transportation facilities for moving ore or concentrates derived from such mine and/or any Valuable Minerals derived from such ore or concentrates;

(d) all costs of or related to the development, construction, replacement, modification or alteration of any plant, facilities, equipment, pipelines or transmission lines, used to generate, transport or supply electricity, gas or other utilities;

(e) all costs of or related to engineering, feasibility and other studies, analysis and testing to determine the feasibility of developing a mine or in connection with the construction or operation of a mine or related facilities;

(f) all costs of or related to the provision of onsite housing for employees, medical and recreational facilities;

(g) all costs resulting from or in connection with the preparation, equipping, modifying or expansion of any mine;

(h) all costs of or related to the acquisition of lands or any interest in lands incurred after the Effective Date of the Exploration Agreement; and

(i) all other infrastructure costs and expenses.

(2) Operating Expenses shall mean the aggregate of all costs, obligations, liabilities, and expenses incurred relating to operations on the Lands or a mine subsequent to the Effective Date of the Exploration Agreement or as part of the Historical Costs, including the following:

(a) all costs of or related to exploration and development at the Lands including the costs of all geological work, drilling studies and all costs of or related to the obtaining of all permits, approvals and authorizations for exploration on the Lands or for the development, construction, operation or reclamation of a mine on the Lands and all activities related thereto;

(b) all costs of or related to pre-development drilling and stripping of overburden to expose and gain access to the ore;

(c) all mining, milling, processing, smelting, or refining costs including custom or toll milling and custom or toll smelter or refining costs (with respect to the milling and smelting or refining of the Valuable Minerals of such mine) and transportation costs of such Valuable Minerals to the mill and/or the smelter and/or to the purchaser thereof;

(d) all maintenance, repair and replacement costs;

(e) all costs of or related to marketing any of the Valuable Minerals;

(f) all taxes, assessments, fees, rentals, advance royalties, royalties, and duties paid or payable (including any net smelter return and the Net Proceeds Royalty), to other third parties or to any governmental body, charged, levied or imposed on the Lands or such mine, or paid or payable on or in respect of or measured by the Valuable Minerals produced from such mine, including all governmental royalties relating thereto and mining duties or mining taxes but excluding the Alaska Mining License Tax and state, local, and federal income and franchise taxes;

(g) interest and other charges and expenses related to debt financing arrangements incurred by NovaCopper or secured by NovaCopper's assets for such mine, mill, or other facilities including any working capital facilities and any costs or revenues foregone resulting from hedging activities undertaken or required in relation to debt financing arrangements;

(h) all premiums and other costs of or relating to insurance for a mine and related facilities and operations;

(i) all costs associated with litigation, arbitration or settlement of disputes with third parties;

(j) all other costs of or related to the conduct of operations in connection with a mine on the Property;

(k) a "Management Fee" as follows:

(i) during the exploration phase, no allowance for overhead;

(ii) during the development phase, 3% of annual Capital Expenditures and Operating Expenses;

(iii) during the major construction phase, 2% of annual Capital Expenditures and Operating Expenses; and

(iv) during the mining phase, 1% of annual Capital Expenditures and Operating Expenses.

Each particular phase of operations shall commence and end as follows:

(v) The exploration phase has commenced and shall cover those activities conducted to ascertain the existence, location, extent, or quantity of any deposit of ore or mineral. Such phase shall cease when an agency of the United States publishes in the Federal Register a Notice of Intent to prepare an environmental analysis pursuant to the National Environmental Policy Act of a proposal by NovaCopper to construct a mine on the Property.

(vi) The development phase shall commence immediately following the end of the exploration phase and shall cover those permitting activities and other activities prior to the commencement of construction of a mine, mill and related facilities.

(vii) The major construction phase shall commence immediately following the end of the development phase shall include all activities involved in the construction of a mill, smelter, or other ore processing facilities. The major construction phase shall end on the day following the first day on which Valuable Minerals are shipped from the Lands in commercial quantities.

(viii) The mining phase shall commence immediately following the end of the major construction phase and shall include all other activities not otherwise covered above, including activities conducted after mining operations have ceased; and

(l) a reserve account for reclamation costs which shall be a fair and reasonable estimate of costs to be incurred to reclaim the Property (any balance not used after reclamation is completed shall be paid out), provided that no Management Fee shall be payable on the reserve account until such time as reserve amounts are expended

     Operating Expenses shall not include any charges for depreciation, amortization, or depletion.

(3) Carrying Cost shall mean simple interest at a rate equal to the actual weighted average cost of capital, to a maximum of 9% per annum, applied to the average monthly balance of all unrecovered Capital Expenditures and Operating Expenses minus $25 million (subject to subsection E(4) below) that were not incurred with borrowed funds on which interest is being paid and accounted for pursuant to subsection C(2)(h) above.

(4) The deduction of $25 million for the calculation of Carrying Charges as set out in subsection E(3) above applies only to the first Net Proceed Royalty elected to be received by NANA pursuant to this Agreement and not any subsequent Net Proceed Royalties that may be elected and furthermore only applies to such first Net Proceeds Royalty if the parties have not previously formed a Joint Venture pursuant to this Agreement.

(5) Costs and Disbursements shall be captured only once in computing Net Proceeds. If a specific cost was included in computing a Net Proceeds Royalty, it may not be included as a Disbursement in computing a later Net Proceeds Royalty.

(6) Any Capital Expenditure, Operating Expense, or Carrying Cost incurred by NovaCopper or its affiliates related to a loss shall be included as Disbursements regardless of whether or not such loss is insured.

F.	Costs of Common Facilities.

     Where any Capital Expenditures, Operating Expenses, or Carrying Cost are incurred with respect to the mining, milling, processing, selling, or delivering of Valuable Minerals produced from the Lands in conjunction with the mining, milling, processing, selling, or delivering of minerals produced from other properties controlled by NovaCopper, such Capital Expenditures, Operating Expenses, and Carrying Cost shall be fairly allocated and apportioned.

G.	Other.

     In no event shall the creation of the Net Proceeds Royalty or any other provision of the Agreement create or be deemed to create any duty on the part of NovaCopper, express or implied, to produce Valuable Minerals or any quantity of Valuable Minerals or to conduct operations on the Property so as to create or maximize Net Proceeds, it being acknowledged that the time, manner, method and amounts of any such production shall be in the sole discretion of NovaCopper.

Schedule 6

MINING LEASE

by and between

NANA REGIONAL CORPORATION, INC.

and

NOVACOPPER US INC.

Effective Date: ____________

2

3

MINING LEASE

     THIS MINING LEASE (this "Lease") is made and entered into as of the ____ day of _____________, __________, by and between NANA REGIONAL CORPORATION, INC. ("NANA"), a corporation organized pursuant to the provisions of the Alaska Native Claims Settlement Act, 43 U.S.C. § 1601, et seq. ("ANCSA") and the laws of the State of Alaska, the address of which is P. O. Box 49, Kotzebue, Alaska 99752, and NOVACOPPER US INC. ("NovaCopper"), a Delaware corporation, the registered address of which is 1031 West Fourth Avenue, Suite 600, Anchorage, AK, 99501-5905.

WITNESSETH:

     WHEREAS, NANA and NovaCopper entered into that certain Exploration Agreement and Option to Lease ("Exploration Agreement"), effective as of October 19, 2011, relating to inter alia, certain lands located in the Kotzebue Recording District, State of Alaska; and

     WHEREAS, pursuant to Section 8.1 of the Exploration Agreement, NovaCopper exercised its option to lease a portion of said lands;

     NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, NANA and NovaCopper hereby agree as follows:

1.0  Definitions.

     "Affiliate" means any corporation, joint venture, partnership or other legal entity that controls, is controlled by, or is under common control with a party to this Lease. As used herein, "control" means direct or indirect possession of the power to direct or cause the direction of the management or policies of a legal entity, whether through ownership of voting securities, by contract, or otherwise, and the terms "controlled" and "controlling" have meanings correlative to the foregoing.

     "ANCSA" means the Alaska Native Claims Settlement Act, 43 U.S.C. § 1601, et seq., as amended.

     "ANSCA Lands" has the meaning ascribed to such term in the Exploration Agreement.

     "Best Efforts" means the exercise of all reasonable means and diligence to satisfy an obligation.

     "Bornite Lands" has the meaning ascribed to such term in the Exploration Agreement.

     "Commercial Production" means the operation of the relevant property or any part of it as a mine for the production of Minerals but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced on the first day of the month following the first 90 consecutive days during which Minerals have been produced from the relevant property at an average rate not less than 66.7% percent of the initial rated capacity of the permanent facilities.

     "Cut and Fill" means the disturbance or removal of sand, gravel and crushed rock (as defined in Section 7.0 ("Sand and Gravel")) during the course of construction of specific drill sites, camp sites, other work sites or road construction; provided, however, that in the case of road construction, such sand, gravel or crushed rock is moved no more than 500 feet for use in the same roadbed. Cutting and filling operations also include those operations involving the movement of dirt, rock and fill by means other than hauling by truck which are incidental to the construction of accommodations, transportation system, roads, port and other supporting facilities. Any material blasted, hauled by truck, put through a crusher or obtained from a borrow pit or quarry is not considered Cut and Fill.

     "Development" means all preparation for the removal and recovery of Minerals from the Leased Lands, including the construction or installation of a mill or any other improvements to be used for the Mining, handling, milling, processing or other beneficiation of Minerals.

     "Disturbed Lands" means the surface of Leased Lands used by NovaCopper for (i) Exploration, (ii) Development, (iii) Mining (as described below), or (iv) any other operation authorized or conducted pursuant to this Agreement which results in actual and non-temporary use of the surface, together with the surface of lands in the vicinity of the Leased Lands used for access in accordance with Section 8.1 ("Access"). The surface of the Leased Lands used for Mining shall include without limitation any surface used in connection with an actual mining pit or shaft, any surface on which processing facilities are placed, any surface used in connection with settling ponds, any surface used in connection with the storage of overburden, waste, or tailings, and any surface on which facilities or improvements (including, without limitation roads, airports and pads) are constructed or placed by NovaCopper. Once such lands (whether Leased Lands or access lands) become Disturbed Lands, they shall remain Disturbed Lands until NovaCopper in good faith represents to NANA that such lands will not be used again for operations pursuant to this Lease, and reclamation operations (if required) are completed thereon by NovaCopper pursuant to Section 13.0 ("Reclamation") of this Lease. No portion of such lands shall be considered Disturbed Lands if NovaCopper's use is temporary or intermittent and if by such actions, such portion is not thereby subjected to the obligation to conduct reclamation by the terms of Section 13.0 ("Reclamation") hereof. No portion of such lands shall be considered Disturbed Lands if the disturbance is caused solely by the exercise of rights reserved by NANA or the Shareholders.

     "Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Minerals on the Leased Lands. Exploration may include all activities undertaken through the completion of a feasibility study, if any, but shall not include Development and will also include such activities that may also be conducted concurrently with Development and Mining.

     "Exploration Agreement" means that certain Exploration Agreement and Option to Lease, effective as of October 19, 2011, by and between NANA and NovaCopper.

     "Hazardous Substances" means any pollutants, hazardous waste, or hazardous substances as defined in or pursuant to the Resource Conservation Recovery Act (42 U.S.C. §§6901,et seq.) ("RCRA"), as now or hereafter amended; the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. §§9601, et seq.) ("CERCLA"), as now or hereafter amended; or any other federal, state or local environmental law, ordinance, rule or regulation (including AS 46.03.826 as now or hereafter amended).

     "Lease" means this Mining Lease, together with all attachments, exhibits, and schedules attached hereto and incorporated herein by reference.

     "Leased Lands" means the lands described in Exhibit A to this Lease. [NTD: Exhibit A to specify lands designated in notice given under Section 8.1 of Exploration Agreement]

     "Lease Year" means a year ending September 30; provided, however, that the first Lease Year under this Lease shall be the period from the date of execution of this Lease to the immediately following September 30.

     "Minerals" means gold, silver, copper, cobalt, lead, zinc, tin, and all other minerals, mineral products, mineral by-products, and mineral materials except (a) oil, gas, coal, oil shale, and any and all hydrocarbons associated with any of them, (b) fissionable minerals and materials, (c) geothermal resources, (d) sand, gravel, stone, and rock, except as provided in Section 7.0 ("Sand and Gravel"); and (e) jade and jadeite; provided, however, that jade and jadeite actually recovered by NovaCopper in the exercise of its rights under the last sentence of Section 6.0 shall be deemed Minerals.

     "Mining" means the mining (by any method), extracting, crushing, producing, stockpiling, leaching, handling, milling, beneficiation and processing of Minerals from the Leased Lands.

     "NANA" means NANA Regional Corporation, Inc.

     "Net Smelter Returns" means the net smelter returns of NovaCopper as calculated pursuant to Exhibit B attached hereto.

     "NovaCopper" means NovaCopper US Inc.

     "Party" means NovaCopper or NANA; "Parties" means NovaCopper and NANA.

     "Production Royalties" means the royalties payable to NANA by NovaCopper pursuant to Section 5.0.

     "Release", when used in connection with both Hazardous and non-Hazardous Substances, means a release that is reportable to the applicable authorities under applicable federal or Alaska state law as then in effect.

     "Section 7(i) Settlement Agreement" means that certain Section 7(i) Settlement Agreement dated as of June 29, 1982, as amended.

     "Shareholder" means a person who is a shareholder of NANA, said person's spouse, or any lineal descendant or adoptee of said person.

     "Subsistence" means the non-wasteful, customary and traditional uses by rural Alaska residents of wild, renewable resources for personal or family consumption, for the making or selling of handicraft articles, for barter, sharing, or for customary trade, and when the context so requires, includes all wild, renewable resources used for Subsistence.

     "Sustainability Matters" means (i) all matters relating to the location of facilities on the Leased Lands (other than facilities that will be in place for only a short period of time and are not reasonably anticipated to have any material impact on subsistence activities) or on lands in the vicinity of the Leased Lands that are to be used for access in accordance with Section 8.1; (ii) matters which are likely to have a significant adverse affect on subsistence activities and/or cultural or social-economic dynamics within the region; (iii) decisions related to environmental management on the Leased Lands, including environmental management related to permitting, mine closure and reclamation plans, financial assurance vehicles, settlement of any lawsuits related to permitting, plans related to mitigation, monitoring and remediation of environmental issues, spill cleanup and expansion plans.

     "Village Consent" means such consent at a local level as may be required by law.

2.0 Grant of Lease.

     2.1 Grant of Lease of Mineral Rights. Subject to the terms, conditions, exceptions, and reservations herein contained, and for the term provided herein, NANA hereby grants, leases, and demises exclusively to NovaCopper all rights, titles, interests, and estates now owned or hereafter acquired by NANA in and to the Leased Lands for the purpose of Exploration, Development and Mining of any and all Minerals located on, in, or under the Leased Lands (whether as a separate operation or as part of a common operation with other projects in the general region), and any and all rights and privileges appertaining thereto, and any and all improvements thereon.

     2.2 NovaCopper's Rights. In furtherance of the grant made in this Section 2.0, NovaCopper shall have the following rights:

     (a) to conduct Exploration, Development and Mining, including without limitation, to explore for, mine, mill, beneficiate, concentrate, smelt, extract, leach, refine, mix, convert, or otherwise obtain, treat and dispose of all Minerals covered by this Lease, including, not by way of limitation but by way of further explanation, by such methods and in such manner as NovaCopper shall elect, including but not limited to stripping, shaft, underground mining, open-cut, open-pit, pit and dredge, block caving, solution, and other methods now or heretofore known or hereafter developed, for any and all Minerals located on, in, or under the Leased Lands;

     (b) to develop, reclaim, and rehabilitate the Leased Lands in conformance with the provisions of this Lease;

     (c) to explore the Leased Lands further by such means and methods as to NovaCopper appear reasonably necessary or advisable;

     (d) to place and use excavations, openings, shafts, ditches and drains on or below the surface of the Leased Lands and to construct, erect, install, maintain, repair, use, replace, or remove roads, buildings, structures, machinery, equipment, and facilities of any nature whatsoever, both on or below the surface of the Leased Lands as necessary or desirable to effectuate the purposes hereof, including, but not limited to, access roads, mine plant, mill, smelter, refinery and/or other processing plants, water, power, fuel and communications facilities, trackage, pipelines, roads and other means of transportation, storage facilities, stockpiles, waste piles, tailings ponds and facilities, settling ponds, dams, sump pits, flumes and sluices, loading and shipment facilities, support, ancillary and infrastructure facilities, accommodations for persons employed in the accomplishment of the purposes hereof, and offices for conduct of operations hereunder; and

     (e) to take any and all other actions that are reasonably necessary or desirable to enable NovaCopper to conduct its operations under this Lease generally;

provided, however, that any exercise by NovaCopper of the foregoing rights shall, as to Sustainability Matters, be subject to prior review and approval by the Sustainability Committee and Oversight Committee, as provided in Sections 6 ("Sustainability Committee") and 5 ("Oversight Committee") of the Exploration Agreement.

3.0 Term of Lease.

     The term of this Lease shall commence on the date of this Lease and remain in full force and effect through September 30 of the twenty-fifth (25th) Lease Year, and as long thereafter as there is Commercial Production of Minerals from the Leased Lands, or reclamation permitted under this Lease, unless sooner terminated in accordance with the terms and provisions of this Lease. For purposes of this Section 3.0, Commercial Production of Minerals shall be deemed to exist only if production facilities, capable of producing Minerals in reasonable commercial quantities and for sale on a commercial basis, have been completed and such facilities have operated at least once within the three (3) most recently completed Lease Years on a regularly scheduled basis for ninety (90) days; provided, however, that if Commercial Production is prevented because of an event of force majeure within the meaning of Section 24.0 ("Force Majeure"), then the term of this Lease shall continue despite a lack of Commercial Production of Minerals from the Leased Lands.

4.0 Disturbed Land Payments.

     4.1 Disturbed Land Payments.

     (a) In order to maintain this Lease in full force and effect, NovaCopper shall pay to NANA annually on or before March 1 of each calendar year that this Lease is in effect the amount of Seven Hundred Fifty-Five Dollars ($755) per acre for the first Four Hundred (400) acres of Disturbed Lands at January 1 of that year and One Hundred Dollars ($100) per acre for any additional acres of Disturbed Land at that January 1 date, subject in both cases to adjustment for inflation each year beginning with the second annual payment, using the adjustment mechanism described in Section 4.2 ("CPI Adjustment"), below. The failure to make any payments pursuant to this Section 4.1(a) shall constitute a material breach of this Lease that must be cured pursuant to Section 21.0 ("Termination for Material Breach"). The payments described above shall compensate NANA for the use of the Leased Lands described in Exhibit A for which NovaCopper has use of pursuant to Section 8.0 ("Access; Water"), and for surface use and access in, on and under the leased undisturbed Leased Lands.

     (b) Determination of Disturbed Lands. On or before February 1 of each calendar year, NovaCopper shall provide to NANA a map at an appropriate scale showing all Disturbed Lands at January 1 of such year and all lands subjected to temporary or intermittent use during the past year which did not give rise to a reclamation obligation under Section 13.0 ("Reclamation"), and indicating the total number of acres in each such category. The map shall also show all lands which ceased to be Disturbed Lands during the past year, as well as the acreage of such lands, with separate designations and acreage calculations for such lands which were Disturbed Lands on January 1 of the prior year and the lands which became Disturbed Lands during the year. If NovaCopper claims the lands ceased being Disturbed Lands during the year, it shall furnish NANA with a report by February 1 describing the reclamation operations which were completed and a good-faith certification that the lands will not be used again for operations pursuant to this Lease. The area affected by roads and other rights-of-way shall be deemed to be the actual width and the area affected by all other facilities, storage ponds, and other structures and disturbances shall be the actual area contained within such disturbances.

     4.2 CPI Adjustment. All dollar figures set forth in Section 4.1 ("Disturbed Land Fees") shall be adjusted on January 1 of each Lease Year by multiplying the dollar figure applicable at January 1 of the previous Lease Year by a fraction, the numerator of which is the GNP implicit price deflator for the third quarter of the calendar year just ended and the denominator of which is the GNP implicit price deflator for the third quarter of the calendar year just ended. The term "GNP implicit price deflator" means the implicit price deflator for the gross national product as computed and published by the United States Department of Commerce, Bureau of Economic Analysis (the "GNPDEF"). In the absence of such price deflators, the parties shall designate a reasonable replacement price deflator or, if the parties cannot agree on a reasonable replacement price deflator, each party shall designate a reasonable replacement price deflator and the results obtained using each price deflator shall be averaged to determine the final adjustments made pursuant to this Section 4.2.

5.0 Production Royalties.

     5.1 Reservation of Production Royalties. NANA hereby reserves, and NovaCopper shall pay to NANA, the following royalties from production:

     (a) Two percent (2.0%) of all Net Smelter Returns received by NovaCopper from production from any portion of the Leased Lands that are included under the heading "Bornite Lands" on Exhibit A; and

     (b) Two and one-half percent (2.5%) of all Net Smelter Returns received by NovaCopper from production from any portion of the Leased Lands that are included under the heading "ANCSA Lands" on Exhibit A.

     5.2 No Implied Duties. NovaCopper shall have no implied duties to explore, diligently develop, or mine any of the Leased Lands. NovaCopper shall have the sole right to determine cutoff grades from time to time, to determine which Minerals are economic to mine, and to determine at what production rate to conduct Mining.

     5.3 Payment of Royalties. NovaCopper shall pay the Net Smelter Returns royalty due to NANA under Section 5.1(b) ("Reservation of Production Royalties") for all Net Smelter Returns received by NovaCopper during any calendar quarter on or before the 15th day of the month next following the end of such calendar quarter. NovaCopper shall provide NANA with a copy of each relevant smelter settlement and the calculations made by NovaCopper in connection with such payment.

     5.4 Records. NovaCopper shall keep and maintain true and correct financial and accounting records as are necessary to determine separately for the Leased Lands forming part of the Bornite Lands and those forming part of the ANCSA Lands the production of Minerals and the calculation of the Production Royalties, all in accordance with Exhibit B, generally accepted accounting principles in the United States and NovaCopper's standard practices.

6.0 Reservation of Rights by NANA.

     NANA hereby excepts and reserves, from the grants set forth in this Lease, all oil, gas, coal, oil shale, and any and all hydrocarbons associated with any of them; all placer gold, jade and jadeite which may be removed by the Shareholders in accordance with this Section 6.0; all fissionable minerals and materials; all geothermal resources; and all sand, gravel, stone, and rock (except as provided in Section 7.0 ("Sand and Gravel")), together with the rights to explore for, develop, and remove said minerals and mineral materials from the Leased Lands, subject to the reasonable determination by NovaCopper that the exercise of such right does not interfere with the operations of NovaCopper under this Lease (and the rights granted to NovaCopper herein shall be the primary and dominant uses), and (b) all other rights and interests in, to, or relating to the Leased Lands which are not granted to NovaCopper under this Lease. In addition, NANA shall be permitted upon delivery of written notice to NovaCopper and the receipt of NovaCopper's consent (which consent shall not be unreasonably withheld if NovaCopper determines that there is no material adverse impact upon its activities), and subject to the right of NovaCopper to terminate the same as provided below, to undertake temporary or permanent uses and place temporary or permanent facilities on the Leased Lands. Without limiting the generality of the foregoing, NANA shall be permitted, subject to the right of NovaCopper to terminate the same as provided below, to allow its Shareholders to conduct subsistence mining not requiring large scale mechanization on the Leased Lands for the recovery of placer gold, jade and jadeite.

NovaCopper may require such temporary or permanent uses (including, without limitation, such placer and jade operations) and facilities to cease and to be removed within thirty (30) days after receipt by NANA of a notice from NovaCopper stating that, in its good faith belief, such uses and facilities will interfere at some time during the next six (6) months with NovaCopper's activities hereunder including any permitting actions required by NovaCopper in connection therewith. In addition, during the term of this Lease, Shareholders shall, at their expense, have free and unrestricted access to the Leased Lands for Subsistence and related uses subject to the reasonable determination by NovaCopper that such uses do not interfere with the activities of NovaCopper hereunder. All of such temporary and permanent uses by NANA and the Shareholders shall be subject to NovaCopper's express consent (which consent shall not be unreasonably withheld if NovaCopper determines that there is no material adverse impact upon its activities) and further subject to the right of NovaCopper to exclude such persons from areas of active operations, and shall be at the sole risk and liability of the persons engaging in such activities. NovaCopper shall not be obligated to compensate for such termination of any temporary or permanent facility in any event, including without limitation, the termination, destruction of, or rendering of any mineral or material inaccessible, or otherwise terminating the right or ability of any person to engage in such small scale operations. It is understood that once NovaCopper designates an area for Development and Mining, such operations shall include the right to extract, crush, remove and otherwise mine any such placer material or jade material, even if such placer or jade material is not recovered.

7.0 Sand and Gravel.

     The term "sand, gravel, and crushed rock" in this Section 7.0 means the following obtained from the Leased Lands:

     (a) unconsolidated sedimentary deposits of sand and gravel and;

     (b) crushed rock and stone used as substitutes for sand and gravel rock made from lode deposits of rock that are mined primarily for the purposes of production of the same.

The terms "use" or "used" in connection with sand and gravel in this Section 7.0 mean use for normal construction purposes such as making concrete, road beds, asphalt and the like. Such terms shall be deemed not to include the removal, relocation, stripping, hauling, dumping, covering, destroying or rendering inaccessible sand, gravel or crushed rock as a result of the creation or use of waste rock dumps, tailings and tailing ponds, pits, adits, tunnels, spoil or ore piles, water or water dams, utility connections or other Exploration, Development and Mining operations to access, recover or explore for Minerals as contemplated by this Lease; even if the result of such actions is to permanently destroy, render inaccessible, or make the sand, gravel, and crushed rock unrecoverable or uneconomic.

     NovaCopper and its contractors shall be entitled to use, in connection with its Exploration, Development and Mining operations under this Lease for construction, road building, drilling pads, asphalt and other uses, any sand, gravel, and crushed rock which is owned by NANA, provided that such use shall be solely for NovaCopper's own account and not for the resale to any third party. Except as provided in this Section 7.0, NovaCopper shall pay to NANA a royalty for sand, gravel or crushed rock (the "Sand and Gravel Payments"), as defined herein, used by NovaCopper, as defined herein. The amount of the royalty shall initially be determined on the basis of a market analysis of comparable bulk sales, and shall be readjusted every five (5) years thereafter based upon further market analyses. Each party shall have the right to submit to the other a proposed market analysis and, in the event of a dispute, the matter shall be finally determined by an independent appraiser appointed by the parties.

     The royalty to be paid by NovaCopper with respect to sand, gravel, and crushed rock, as defined herein, shall not apply to such material described in (a) or (b) above which is obtained from a pit, shaft, adit or other permanent disturbance created in conducting Exploration, Development, Mining or other operations contemplated under this Lease or from which Minerals are produced or accessed. The payments described in this Lease are intended to fully compensate NANA for the use of any such material and the parties do not intend to separately impose or pay a royalty for such materials. Similarly, "cut and fill" may be used without a royalty payment.

     NovaCopper shall obtain NANA's approval, which shall not be unreasonably withheld and if the decision is not made within forty five (45) days of the request, the same shall be deemed to be approved, of the location of any site to be used for the extraction of sand, gravel, and crushed rock, other than Cut and Fill, before any use is made of those sites. On January 31 of each year during the term of this Lease, and within sixty (60) days of the termination of this Lease, NovaCopper shall provide NANA with an accounting identifying the number of cubic yards of sand, gravel, and crushed rock removed from each sand and gravel pit during the previous year as determined by survey methods standard in the mining industry, together with the amount of royalty due hereunder.

8.0 Access; Water.

     8.1 Access. NANA hereby grants to NovaCopper the right, subject to any necessary Village Consents, to cross over, in, under or through any and all lands owned, controlled or managed by NANA in the vicinity of the Leased Lands in order to provide reasonable access for roads, utilities, haulage ways, drifts and other needs of access to or from the Leased Lands; provided, however, that any such use of any such lands for access shall, as to Sustainability Matters, be subject to prior review and approval by the Sustainability Committee and Oversight Committee, as provided in Sections 6 ("Sustainability Committee") and 5 ("Oversight Committee") of the Exploration Agreement. All such lands of NANA used for access by NovaCopper shall be subject to the restrictions and obligations of Section 4.1 ("Disturbed Land Payments"), Section 9.0 ("Operations"), Section 10.0 ("Indemnification"), Section 11.0 ("Insurance"), Section 13.0 ("Reclamation") and Section 23.0 ("Surrender of Possession and Reconveyance"). NANA makes no representations or warranties respecting title to any lands in the vicinity of the Leased Lands, other than the Leased Lands, or the ability of NovaCopper to acquire rights of access across any lands in the vicinity of the Leased Lands.

     8.2 Water. NANA is aware that NovaCopper may require various amounts of water in connection with its conduct of Exploration, Development and Mining operations hereunder, and for such purpose NovaCopper will be making applications from time to time with the Department of Natural Resources of the State of Alaska to obtain the water it needs in connection with such operations. NovaCopper will be joined by NANA on any permit or application which NovaCopper may file to secure or confirm any water rights NovaCopper deems necessary as to its operations on Leased Lands hereunder and any such permit or application shall name NANA as an additional permittee or applicant. Upon termination of this Lease, NovaCopper shall assign to NANA whatever water rights it may have that are appurtenant to the Leased Lands. NANA hereby agrees that:

     (a) it will use its best efforts to assist NovaCopper, upon the written request of NovaCopper and at NovaCopper's sole cost and expense, in obtaining water rights appurtenant to the Leased Lands to the extent NovaCopper requires such rights for Exploration, Development or Mining operations;

     (b) it will not oppose or object to any appropriation of water made by NovaCopper whether such water is located on, in, or under the Leased Lands or otherwise, or impose any charge for such appropriation; and

     (c) to the extent that NANA now has or hereafter acquires any rights in respect of water which is or may be utilized by NovaCopper in connection with operations hereunder, NANA (i) shall not assert any rights so as to materially or adversely affect any water rights of NovaCopper and (ii) will allow NovaCopper to use NANA's water rights to the extent such use does not have a material adverse effect on NANA's use of such water rights and is necessary to conduct operations hereunder.

9.0 Operations.

     9.1 Conduct of Operations. NovaCopper shall conduct all of its operations under this Lease in a workmanlike manner in accordance with the standards common to the mining industry, and shall comply, in all material respects, with any and all applicable laws, regulations, and permits; provided, however, that NovaCopper shall have the right to contest in good faith any such law, regulation, or permit, or the application thereof. NovaCopper shall use reasonable commercial efforts to prevent unnecessary or undue degradation (within the meaning of 43 C.F.R. Subpart 3809) of the Leased Lands and the surrounding lands and waters. NovaCopper will provide timely notice to the Oversight Committee (with a copy to NANA) of any and all violations of permits and other consents, followed by a written plan of the manner in which NovaCopper proposes to address each violation, as soon as such plan is developed.

     9.2 Hazardous Substances.

     (a) Conformance with Laws and Procedures. NovaCopper shall conduct all its operations with respect to the Leased Lands in substantial conformance, in all material respects, with the requirements of all applicable laws, regulations and ordinances relating to Hazardous Substances; provided, however, that NovaCopper shall have the right to contest in good faith any such laws, regulations and ordinances, or the application thereof. NovaCopper shall take all actions necessary to clean up any release of Hazardous Substances in accordance with the requirements of all applicable laws and regulations relating to Hazardous Substances; provided, however, that NovaCopper shall have the right to contest in good faith such laws, regulations, or ordinances, or the application thereof. In addition, NovaCopper shall follow all of its internal company policy and procedures governing Hazardous Substances as the same are changed from time to time and such procedures as are now in effect are incorporated herein as if set out in full in this Lease, except where an explicit provision of this Lease provides for a stricter standard, whereupon the provisions of this Lease shall control.

     (b) Reporting. NovaCopper shall deliver to NANA copies of all reports and filings required by law to be made in connection with the use, release or disposal of any Hazardous Substances on the Leased Lands promptly after filing the same with the applicable governmental agencies and NANA shall be subject to the same standards of confidentiality as are required of governmental agencies receiving the same. In addition, NovaCopper shall immediately notify NANA of any spill or unauthorized release of Hazardous Substances on the Leased Lands if such spill or unauthorized release is reportable to the applicable authorities under RCRA, as amended, or Alaska state law as then in effect, followed by a written plan to address the violation.

     9.3 Notice of Operations. For information purposes, and to ensure conformance with the terms of this Lease, at least thirty (30) days before undertaking any operations on the Leased Lands during any Lease Year, NovaCopper shall deliver to NANA a written notice describing in reasonable detail the nature and scope of the operations which NovaCopper plans to undertake during said Lease Year and the Leased Lands which will be affected by such operations. In addition, if at any time during a Lease Year NovaCopper is on site and desires to conduct operations the nature or scope of which are not described in reasonable detail in the notice delivered to NANA for said Lease Year, then at least three (3) days before undertaking such operations NovaCopper shall deliver to NANA a written notice describing in reasonable detail the nature and scope of such operations and the Leased Lands which will be affected by such operations.

     9.4 Cultural and Archeological Finds. In addition to complying with the requirements of applicable state and federal law, NovaCopper shall promptly notify NANA whenever, in the course of conducting operations pursuant to this Lease, any cemetery, archeological, anthropological or historic site or artifact is discovered on Leased Lands. Upon being so notified, NANA shall promptly, but not later than ten (10) days after such notice, inspect such artifacts or sites and, following such inspection, NovaCopper shall take such action as NANA deems necessary and desirable to protect and remove such artifacts. If NANA believes that further action is necessary or desirable, NANA may require NovaCopper to temporarily halt any part of the operations that materially affect or endanger such artifacts until such time as such artifacts are removed. If NANA halts any part of the operation pursuant to this Section 9.4, it shall proceed expeditiously so as to minimize to the maximum extent reasonably possible the duration of the interruption and its impact to NovaCopper's operations. All objects discovered in any site on such Leased Lands shall belong exclusively to NANA except as otherwise provided by law.

     9.5 Prohibitions. NovaCopper shall not undertake or permit the sale or use of alcoholic beverages or controlled substances on the Leased Lands and shall not permit hunting, fishing or gathering of artifacts by its employees or contractors on the Leased Lands without the prior written consent of NANA (which consent shall be within the sole discretion of NANA). NovaCopper shall not provide merchantable goods or services to the general public on a commercial basis on the Leased Lands without NANA's consent.

     9.6 NANA Permitting Cooperation. Subject to the duties it owes to its Shareholders, NANA will cooperate with NovaCopper (i) in NovaCopper's efforts to obtain required consent from local villages for the permitting of a mine and the construction of required infrastructure and (ii) in NovaCopper's dealings with borough and state authorities relating to such permitting and construction. The degree and manner of such cooperation will be determined by NANA acting reasonably.

10.0 Indemnification.

     10.1 NovaCopper shall defend, indemnify, and hold harmless NANA and its Affiliates from and against any and all claims, damages, losses, liabilities, or expenses (including but not limited to reasonable legal, accounting, consulting, engineering, and other fees) (the "claims or liabilities") that may be asserted against, imposed upon, or incurred by NANA or its Affiliates as a result of any action, suit, or proceeding commenced or claim or liability asserted by any third party or parties (including, but not limited to a governmental entity) and which arise out of or result in any way from the operations of NovaCopper, its contractors and subcontractors under this Lease, including but not limited to any claims or liabilities under any applicable environmental law, including without limitation CERCLA; provided, however, that (a) NovaCopper's obligation to defend, indemnify, and hold harmless hereunder shall not apply to any claims or liabilities that arise as a result of (1) any disputes between NANA and one or more Shareholders in a derivative action or otherwise relating to the execution, delivery, performance, or administration of this Lease by NANA, as appropriate; (2) activities or actions of NANA or its predecessors-in-interest or any other third party occurring prior to the date hereof; and (3) the negligent acts, omissions, or willful misconduct of NANA, its agents, employees or Affiliates (collectively, "Excepted Claims and Liabilities"), and (b) with the exception of such activities or actions of such predecessors in interest and such other third parties prior to the date hereof, NANA shall defend, indemnify and hold harmless NovaCopper and its Affiliates from and against any such Excepted Claims and Liabilities.

     10.2 With respect to any legal or administrative action, suit, or proceeding filed against NANA, NANA shall provide NovaCopper with written notice of the institution of such action, suit, or proceeding at least seven (7) business days prior to the date by which an answer or other response is required; provided, however, that where an answer or other response is required within seven (7) business days of NANA's actual receipt of notice of such action, suit or proceeding, then NANA shall notify NovaCopper at the earliest practicable time. Within five (5) business days following receipt of such notice, NovaCopper shall confirm in writing that it accepts the defense of the action, suit, or proceeding, whereupon NovaCopper shall not be liable to NANA for any costs or expenses (including but not limited to legal, accounting, consulting, engineering, or other expenses) incurred by NANA if NANA elects, notwithstanding NovaCopper's acceptance of the defense, at its own expense to engage its own counsel and experts to participate in such defense. In the event NANA fails to provide NovaCopper with written notice of the institution of such action, suit or proceeding within seven (7) business days prior to the date by which an answer or other response is required, then NovaCopper shall be relieved of its indemnity obligation under this Section 10.0, but only to the extent of NovaCopper's actual prejudice as a result of NANA's late notification. However, actual prejudice to NovaCopper shall be assumed hereunder in the event NANA fails to provide NovaCopper with written notice of the institution of such action, suit, or proceeding until on or after the date when an answer or other response is required and such failure results in a default judgment against NANA which is not set aside or vacated, or other materially adverse action. In any event, NovaCopper shall respond to NANA's late notification within three (3) business days of receipt of such notice. If NANA fails to notify NovaCopper of any such action, suit, or proceeding, then NovaCopper shall have no obligation to indemnify NANA as to such action, suit, or proceeding.

     10.3 NANA shall defend, indemnify, and hold harmless NovaCopper and its Affiliates from and against any and all claims or liabilities in connection with this Lease arising out of or relating in any way to Section 7 of the ANCSA, as amended, or the Section 7(i) Settlement Agreement, including any and all claims predicated upon the application or distribution of any funds received by NANA pursuant to this Lease; provided, however, that NANA's obligations under this provision shall not apply to any claim arising out of NovaCopper's failure to perform its obligations under this Lease. In addition, NANA shall defend, indemnify, and hold harmless NovaCopper and its Affiliates from and against any and all claims or liabilities (including but not limited to any claims or liabilities under any applicable environmental law) arising out of activities or actions of NANA, its agents and licensees on the Leased Lands prior to April 1, 2011. For purposes of this Section 10.3, the provisions set forth in the preceding Section 10.2 shall be deemed to apply to NANA's indemnification obligation in the same manner and to the same extent as if said Section were repeated herein with NANA changed to NovaCopper and NovaCopper changed to NANA. NovaCopper shall have the right to participate in any action as to which NANA is obligated to indemnify and defend NovaCopper with NovaCopper using its own counsel and at its own cost.

11.0 Insurance.

     11.1 Coverage. NovaCopper will, directly, or through an Affiliate, at its sole expense, secure and maintain insurance which may cover the work specified in this Lease as to the following insurance and limits.

     (a) Workers' Compensation Insurance and Occupational Disability Insurance in compliance with the laws of all applicable state and federal jurisdictions covering all employees engaged in the performance of work specified in this Lease, including coverage for employer's liability with a limit of not less than One Million Dollars ($1,000,000) per accident.

     (b) Comprehensive General Liability Insurance with contractual liability coverage limits for services performed, including equipment rental, of not less than Ten Million Dollars ($10,000,000) per occurrence for bodily injury, sickness, or death, and Ten Million Dollars ($10,000,000) per occurrence for property damage, including premises operations coverage.

     (c) Comprehensive Automobile Liability Insurance covering all owned, non-owned, hired and rented vehicles used by NovaCopper with limits of not less than Ten Million Dollars ($10,000,000) combined single limit for bodily injury, sickness or death per occurrence and Ten Million Dollars ($10,000,000) for loss or damage to property in any single occurrence.

     (d) Non-Owned Aviation Insurance, when applicable to operations performed under the Lease:

     (i) Limits of not less than Ten Million Dollars ($10,000,000) per occurrence, covering any loss of or damage to property of third parties arising out of any single accident or occurrence.

     (ii) Limits of not less than Ten Million Dollars ($10,000,000) per occurrence covering claims of any kind for injury to or impairment of health or death of any and all persons (including employees of NovaCopper and NANA and any other third party) arising out of any single accident or occurrence directly related to the operations under this Lease.

     11.2 Certificates. NovaCopper shall obtain and deposit with NANA prior to the commencement of operations hereunder certificates of insurance as its interest shall appear, indicating the respective coverages set forth herein. The policies will not be canceled or altered unless at least thirty (30) days prior written notice of such cancellation or coverage alteration is provided to NANA.

     11.3 Additional Insured. NovaCopper will cause NANA to be named as additional insured to all insurance policies specified in subsections 11.2(b) through (d), above, but only as respects liability incurred as a result of NovaCopper's operations under this Lease. Notwithstanding the foregoing sentence of this Section 11.3, the provision of such insurance by NovaCopper shall not relieve NANA of its indemnity obligations hereunder, it being agreed that such insurance, or its proceeds, shall not be applied to any such indemnity obligation of NANA.

     11.4 Notices of Occupational Injury. Whenever an employee of NovaCopper or subcontractor of NovaCopper suffers an occupational injury or an occupational disease because of work performed under this Lease on Leased Lands, and such injury or disease is required by the workers' compensation or occupational disease laws to be reported to the proper authorities, copies of the reports, if any, provided to the proper authorities shall be furnished promptly by NovaCopper to NANA's safety and operational representatives. NANA shall be subject to the same standards of confidentiality as are required of the proper authorities receiving the reports.

12.0 Liens.

     NovaCopper shall be solely responsible for paying for all labor performed upon or materials furnished to the Leased Lands at the request of NovaCopper. NovaCopper shall keep the Leased Lands free and clear of any and all mechanic's, mining, labor, or materialmen's liens arising from the performance of labor upon or the furnishing of materials to the Leased Lands at the request of NovaCopper, except those liens arising by operation of law for which payment is not yet due. NovaCopper may contest the validity of any such lien that may be filed if NovaCopper provides reasonable security to NANA. NovaCopper shall post and record notices of nonresponsibility for the benefit of NANA pursuant to AS § 34.35.065 and AS § 34.35.150 and any other applicable laws as now or hereafter amended.

13.0 Reclamation.

     13.1 Reclamation Policy. NovaCopper shall reclaim all Leased Lands disturbed hereunder in accordance with the reclamation plan (the "Reclamation Plan") established or to be established by NovaCopper with appropriate governmental authorities in accordance with applicable laws and regulations in connection with the permitting of the project. The Reclamation Plan and any significant modifications shall be subject to periodic review and approval by the Oversight Committee as provided in Section 5.6(c) of the Exploration Agreement. Generally, the Reclamation Plan shall provide for reclamation within the following guidelines:

     (a) The parties recognize that reclamation of disturbed Leased Lands is desirable.

     (b) Reclamation shall comply with applicable law and employ mining industry best practices in order (i) to minimize potential long-term danger to human life and the subsistence needs of the Shareholders, and (ii) to the extent reasonably practicable, to minimize adverse visual or aesthetic conditions and to restore the Leased Lands to a condition compatible with surrounding lands.

     (c) Disturbed land shall be restored to blend with the surrounding terrain to the extent reasonably practicable, consistent with good mining industry environmental practice.

     (d) Where available in appropriate quantities, topsoil shall be separately removed and stockpiled for final application after shaping of disturbed areas has been completed.

     (e) Appropriate measures shall be taken to control or reduce erosion, landslides, and water runoff.

     (f) Fisheries and wildlife habitats shall be rehabilitated to the extent practicable.

     (g) Disturbed areas shall, through seeding, fertilization, and other appropriate means (including natural revegetation, if appropriate), be revegetated with a diverse vegetative cover of species native to the area and similar to that on adjoining areas.

Pits, tailings, impoundments, waste rock piles, and other permanent disturbances need not always be filled, removed, or relocated, or recontoured to their original condition, but in all cases must at least be stabilized,

The parties acknowledge and agree that nothing contained in this Section 13.1 shall relieve NovaCopper from any obligations under the Reclamation Plan or impose additional obligations on NovaCopper over and above those contained in the Reclamation Plan.

     13.2 Funding of Reclamation. Unless otherwise mutually agreed by NANA and NovaCopper in writing, NovaCopper shall either establish an investment account for reclamation reserves and regularly deposit cash into such account, obtain letters of credit, post bonds or any combination thereof as operations progress in order to ensure that adequate funds will be available in the account to satisfy reclamation costs as needed, up to and including final reclamation at the end of mine life; provided, however, that the amount and nature of such reclamation funding must never be less than required by applicable law. Such reclamation costs will be estimated based upon the probable costs to be incurred to reclaim the Leased Lands as determined by a third party review to be conducted by NovaCopper on an annual basis in conjunction with the preparation of its financial statements. Any balance not used after reclamation is completed at one mine shall be rolled forward into the next mine started (or to be started) by NovaCopper in the geographic area covered by the Exploration Agreement or shall be paid out to NovaCopper if no new mines are expected to be developed within five (5) years after the completion of reclamation.

14.0 Disposition of Facilities and Other Property Upon Termination.

     Upon termination of this Lease, for all or a portion of the Leased Lands, NovaCopper shall with due diligence carry out the reclamation activities specified in Section 13.1 ("Reclamation Policy"). NovaCopper shall be permitted access to the Leased Lands for a period up to thirty-six (36) months following the date of termination, and may remove all buildings, facilities, equipment, materials and other objects then present on such Leased Lands, except that NANA, at its sole election, may designate such buildings, facilities and other fixtures ("Facilities") which it wishes to exempt from this removal requirement. NovaCopper shall transfer and convey to NANA such Facilities that NANA elects to exempt from this Section 14.0, and NANA shall assume full responsibility for all reclamation required under this Lease for the Leased Lands beneath such Facilities, and shall indemnify NovaCopper and its Affiliates against any environmental or other liability arising on or from such Facilities or the Leased Lands beneath such Facilities. If equipment, materials, supplies, buildings, structures, or other improvements not exempt from the removal requirements of this Section 14.0 as provided herein remain on the Leased Lands thirty-six (36) months following the date of termination, NANA may, upon thirty (30) days written notice to NovaCopper, remove such improvements at NovaCopper's expense.

15.0 Geological Information and Annual Report.

     15.1 Material Provided by NovaCopper. On or before April 15 of each year during which this Lease is in effect, and within sixty (60) days following its termination, NovaCopper shall deliver to NANA a report summarizing its operations on the Leased Lands during the preceding Lease Year, a summary of NovaCopper's plans for the current lease year, and paper and electronic copies of any and all geological information and reports relating to the Leased Lands which NovaCopper obtained or generated during the preceding Lease Year. In addition, NovaCopper shall update NANA as to such technical matters on a regular and on-going basis through the Oversight Committee. Further, upon termination, NovaCopper shall provide such raw geological data as then in its possession regarding the Leased Lands in digital form. No representations or warranties are made by NovaCopper with respect to any geological information or reports furnished to NANA pursuant to this Section 15.0, and NANA agrees that NovaCopper shall have no liability to or through NANA or its successors and assigns resulting from the use or dissemination by NANA of any such information or reports. All such information shall be furnished "AS IS, WHERE IS". NovaCopper shall not be obligated to provide NANA any information that is subject to a separate confidentiality arrangement with a third party. Any data which is obtained by the use of any proprietary or confidential methodologies or techniques for ascertaining the existence, location, quantity, quality or value of any Minerals, including those under license or agreement on NANA land or in a property in which NANA has a royalty interest must be provided to NANA.

     15.2 Material Provided by NANA. NANA will allow NovaCopper access to all title and geological information in NANA's possession relating to the Leased Lands on an "AS IS, WHERE IS" basis, without any representations or warranties concerning accuracy or completeness.

16.0 Inspection Rights; Audits.

     16.1 Inspection Rights. Subject to the limitations described below, NANA shall have the right to inspect and copy at its sole cost all records maintained by NovaCopper relating to the cost of any and all Exploration, Development and Mining operations conducted pursuant to this Lease solely for the purpose of verifying NovaCopper's calculations hereunder. In addition, NANA shall have the right to inspect all operations of NovaCopper under this Lease in a reasonable manner and at all reasonable times.

NANA shall keep all such records and information confidential in accordance with Section 17.0 ("Confidentiality"). NANA shall indemnify and hold harmless NovaCopper and its Affiliates from any and all claims or liabilities for damages arising out of any death, personal injury, or property damage sustained by NANA, or its agents or employees while in or upon the Leased Lands as permitted under this Section 16.0 to the extent such claims and liabilities arise from the negligent acts, omissions, or willful misconduct of NANA or its agent or employees.

     16.2 Audits. NANA shall have the right to audit all calculations and payments by NovaCopper of Net Smelter Returns Royalties, Disturbed Land Fees and Sand and Gravel Payments solely for the purpose of verifying NovaCopper's calculations hereunder within twenty-four (24) months following the end of any Lease Year. All claims upon NovaCopper with respect to payments made during a Lease Year must be made by NANA within thirty (30) months after the end of that Lease Year. Failure to make any claim within said thirty (30) month period shall mean the calculation, payment or audit is binding upon the parties. All audits shall be conducted under the direct supervision of one or more certified public accountants selected and paid for by NANA at its sole expense unless such audit discloses a material impropriety or material discrepancy, in which instance NovaCopper shall reimburse NANA for all costs reasonably incurred by NANA in connection with such audit.

17.0 Confidentiality.

     17.1 General. As long as this Lease is in effect, the financial terms of this Lease and all other non-public information obtained in connection with this Lease shall be held confidential by NANA and NovaCopper, and shall not be disclosed to third parties by NANA or NovaCopper without the prior written consent of the other, which consent shall not be unreasonably withheld. In addition, the obligations in this Section 17.0 shall be continuing ones notwithstanding the fact that a party may have assigned its interest in this Lease and ceased to be a party to this Lease.

     17.2 Exceptions. The prior written consent required by Section 17.1 shall not apply to a disclosure:

     (a) to an Affiliate, attorney, accountant, consultant, officer, director, employee, contractor, or subcontractor that has a bona fide need to be informed;

     (b) to any third party in response to any subpoena, request for production of documents, interrogatory or other process issued by any court, governmental agency or governmental authority, or in connection with any proceeding before such a court, agency or authority;

     (c) to any third party with whom the disclosing party is conducting bona fide negotiations in connection with a sale, assignment, or other disposal or in connection with any financing, whether such financing is related to the Leased Lands or otherwise;

     (d) to a governmental agency, to the public, or to a Shareholder which the disclosing party believes in good faith is either required by applicable law, the rules of any stock exchange on which the securities of such party or an Affiliate are listed, or which is necessary to secure a Village Consent; and

     (e) to any third party pursuant to the requirements of the Section 7(i) Settlement Agreement.

For any disclosure permitted under Subsection 17.2(b), the disclosing party shall use best efforts to provide advance notice of the demand for disclosure to afford the non-disclosing party an opportunity to oppose or to seek a limitation on such disclosure from an appropriate court or other governmental agency. For any disclosure permitted under Subsections 17.2(c), (d) or (e), the disclosing party shall give notice to the other party concurrently with the disclosure. In addition, as to any disclosure made pursuant to Subsections 17.2(a), (b), (c), (d) and (e), only such confidential information as such third party shall have a legitimate need to know, and/or the legal right to acquire, shall be disclosed and the disclosing party shall, in the case of NovaCopper, treat the same as it treats disclosures of its own proprietary information and in the case of NANA, shall use all reasonable efforts to obtain from such third party an agreement in writing to protect the confidential information in accordance with this Section 17.0. In the case of the disclosure of geological or other such information to a third party, the disclosing party shall use reasonable efforts to obtain from such third party an agreement in writing not to stake or otherwise acquire any mining claim or other real property interest in any lands (other than Leased Lands) within one mile of any lands affected by the information for a period of two (2) years after receipt of the information, and that no representations or warranties are made by NovaCopper or NANA with respect to geological information or reports furnished pursuant to this Section 17.0, and that neither NovaCopper nor NANA shall have any liability resulting from the use or dissemination of any such information or reports by such third party.

     17.3 Termination. NovaCopper shall, subject to the foregoing exceptions, be required to hold the financial terms of this Lease and all other non-public information obtained in connection with the performance of this Lease confidential for two (2) years after the expiration or termination of this Lease.

18.0 Real Property Taxes.

     NovaCopper shall pay any and all real property taxes and assessments relating to NANA's interest in the Leased Lands levied by the State of Alaska, any municipality, or any other governmental entity. Such taxes and assessments shall be prorated for any year in which this Lease is in effect for only a portion of the relevant tax or assessment year. NovaCopper shall pay any and all taxes or assessments levied or accrued after the expiration or termination of this Lease until NovaCopper removes improvements pursuant to its obligations under Section 14.0 ("Disposition of Facilities and Other Property upon Termination"). NANA shall promptly deliver to NovaCopper copies of any and all notices which it receives relating to any such taxes or assessments. NovaCopper shall have the right, but not the obligation, to contest the amount or validity of any such taxes or assessments, and may pay under protest or withhold payment of all or any portion thereof for so long as it may contest the levy or assessment thereof in good faith in appropriate administrative or judicial proceedings. If payment is withheld, any amount so withheld shall be retained in an escrow or other suitable separate account as a contingency against possible future payment. Any fees for such an account shall be paid out of interest earned on the funds in the account. In the event of any such contest, NANA shall cooperate fully with NovaCopper and shall execute any and all documents reasonably necessary to permit NovaCopper to pursue such contest. NovaCopper shall not permit or suffer the Leased Lands, or any part thereof, to be conveyed, or NANA's title thereto to be lost, as the result of nonpayment of any such tax or assessment for which NovaCopper is responsible and with respect to which NovaCopper has received notice. NovaCopper shall furnish to NANA duplicate receipts for all such taxes and assessments when paid.

19.0 Representations and Warranties.

     19.1 General Representations and Warranties.

     (a) NANA hereby represents and warrants that (1) it is an Alaska Native regional corporation, duly incorporated and in good standing under the laws of the State of Alaska, (2) it is qualified to do business in the State of Alaska, and (3) the person executing this Lease for and on behalf of NANA is duly authorized to do so; and (4) this Lease has been approved by all necessary NANA corporate action and, when executed, will be a valid and binding agreement enforceable against NANA in accordance with its terms and shall not violate any other agreement to which it is a party or by which its properties are bound.

     (b) NovaCopper hereby represents and warrants that (1) it is a Delaware corporation, duly incorporated and in good standing under the laws of Delaware, (2) it is qualified to do business in the State of Alaska, and (3) the person executing this Lease for and on behalf of NovaCopper is duly authorized to do so and (4) this Lease has been approved by all necessary NovaCopper corporate action and, when executed, will be a valid and binding agreement enforceable against NovaCopper in accordance with its terms and shall not violate any other agreement to which it is a party or by which its properties are bound.

     19.2 Title Representations, Warranties and Covenants. Except as specifically set forth in this Section 19.2, NANA makes no express or implied representations or warranties of title to any Leased Lands. NANA hereby represents and warrants that:

     (a) it has the full corporate power and authority to enter into this Lease and to make the grants to NovaCopper described in this Lease;

     (b) it has no material contractual commitments or obligations which relate to or affect the Leased Lands;

     (c) no claim, demand, cause of action, administrative or other proceeding, lawsuit, or other litigation is pending or is threatened against NANA which now or would hereafter adversely affect the Leased Lands or the ability of NovaCopper to conduct operations under this Lease thereon;

     (d) none of its officers and directors have actual knowledge of any material adverse environmental condition on or affecting the Leased Lands; and

     (e) any information that it has presented to NovaCopper with respect to the Leased Lands is, to the best of NANA's knowledge, accurate.

     [NTD: each of the foregoing clauses may be subject to variance by attached schedules identifying particular exceptions]

     NovaCopper may, subject to NANA's consent (which consent shall not be unreasonably withheld), at its option and without waiver of any claims against NANA in respect thereof, take all actions necessary (including judicial proceedings) to cure any defect in NANA's title to the surface or subsurface estate of the Leased Lands. NANA agrees to cooperate with NovaCopper in any such actions taken, to execute all documents, and to take such other actions as may be reasonably necessary to assist NovaCopper. Any costs incurred by NovaCopper in curing defects in NANA's title to the surface or subsurface estate of the Leased Lands (including attorneys' fees) shall be credited toward amounts due NANA under Section 5.0 ("Production Royalties") above. Alternatively, NovaCopper shall, if so requested by NANA, allow NANA to take all necessary actions to cure title to Leased Lands.

     19.3 Survival/No Merger. The representations and warranties contained in this Section 19.0 shall survive the termination of this Lease and shall not be merged with any subsequent representations and warranties made by the applicable party in any subsequent agreement between the parties affecting the Leased Lands.

20.0 Voluntary Termination by NovaCopper.

     20.1 NovaCopper may terminate this Lease as to all or any portion or portions of the Leased Lands at any time by delivering written notice to that effect to NANA, which termination shall be effective on the one hundred eightieth (180th) day after the effective date of receipt of such notice or on a later date specified in the notice.

     20.2 NovaCopper's right to terminate this Lease as to a portion of the Leased Lands is subject to the following restrictions:

     (a) Leased Lands designated for termination from this Lease must be in legal subdivisions of at least forty (40) acres.

     (b) Leased Lands may not be designated for termination from this Lease until improvements have been removed from it and all reclamation has been completed thereon, including the receipt of any necessary approvals of such reclamation from governmental authorities having jurisdiction.

     (c) The Leased Lands remaining subject to this Lease, after termination as to a portion of the Leased Lands, must be contiguous and shall be designated by legal subdivisions of at least forty (40) acres and,

     (i) shall be reasonably compact taking into account the purpose of this Lease, and

     (ii) shall not include within their exterior boundaries Leased Lands which have been terminated from this Lease.

21.0 Termination for Material Breach.

     The failure of NovaCopper to keep or perform any material obligation on its part to be kept or performed according to the terms and provisions of this Lease shall, at the election of NANA, constitute a material breach of this Lease unless cured as hereinafter provided. In the event of any such material breach by NovaCopper, NANA shall first deliver to NovaCopper a written notice of its intention to declare a material breach of this Lease which specifies the particular material breach or breaches. NovaCopper shall then have, (a) in the case of any failure to pay money, twenty (20) days after delivery of such notice, or (b) in all other cases, thirty (30) days after delivery of such notice, in which to cure such specified material breach or breaches or, if such cure cannot reasonably be completed within such thirty (30) day period, NovaCopper shall commence to cure the same within such thirty (30) day period and thereafter diligently and without undue delay, complete such cure as soon as possible. If a specified material breach is not cured within said twenty (20) days or thirty (30) days (whichever is applicable), or if a specified material breach other than a failure to pay money is of such a nature that it cannot be cured within said thirty (30) days and NovaCopper fails to commence cure such material breach within said thirty (30) days or fails thereafter to proceed to cure such material breach with all possible diligence, NANA may terminate this Lease by delivering a written notice to that effect to NovaCopper. If NovaCopper disputes in good faith that a material breach exists, it shall deliver to NANA a written notice to that effect and (a) the dispute shall be resolved in accordance with Section 27.0 ("Dispute Resolution") of this Lease and (b) the time to cure any such material breach shall be tolled (but not NovaCopper's obligations to remit payments under Section 4.0 ("Lease Payments") of this Lease, except as specified in Section 28.0 ("Dispute Resolution") of this Lease) while the dispute is being resolved. Except as otherwise provided in Section 20.0 ("Voluntary Termination by NovaCopper"), this Lease may be terminated only on the basis of a material breach which is not timely cured.

22.0 Effect of Termination.

     If this Lease expires or is terminated for any reason whatsoever, the parties shall be relieved of all further rights, obligations, and liabilities under this Lease, except for rights, obligations, or liabilities arising prior to such expiration or termination, regardless of whether such rights, obligations, or liabilities are asserted after such expiration or termination; provided, however, that the obligation to remit payments to NANA as set forth in Section 4.1 ("Disturbed Land Payments") shall continue until reclamation has been completed and improvements removed from the Leased Lands.

23.0 Surrender of Possession and Reconveyance.

Upon the expiration or termination of this Lease, NovaCopper (a) shall surrender the Leased Lands to NANA except to the extent NovaCopper needs or desires to retain possession of the Leased Lands to exercise, fulfill, or discharge any rights, obligations, or liabilities of NovaCopper that accrued prior to the expiration or termination of this Lease and (b) shall execute, acknowledge, and deliver to NANA a release of this Lease and a quitclaim deed conveying to NANA all right, title, and interest of NovaCopper in and to the Leased Lands which it acquired under the terms of this Lease. If NovaCopper needs or desires to retain possession of the Leased Lands after the expiration or termination of this Lease to exercise, fulfill, or discharge any accrued rights, obligations, or liabilities of NovaCopper, then on or before the effective date of expiration or termination of this Lease NovaCopper shall deliver to NANA a notice describing in reasonable detail the accrued rights, obligations, and liabilities of NovaCopper which NovaCopper needs or desires to exercise, fulfill, or discharge and the operations which NovaCopper will undertake to exercise, fulfill, or discharge such accrued rights, obligations, and liabilities, as well as the anticipated duration and timing thereof.

24.0 Force Majeure.

     24.1 Effect. If a Party is prevented or delayed from performing any of its obligations under this Lease or from exercising any of its rights under this Lease by reason of any cause of force majeure, then such failure to perform such obligation or to exercise such right shall not be deemed a breach, default, or waiver under this Lease, and the requirement to perform any such obligation shall be suspended during such period of disability, and the time for performance of any such obligation or the time in which any such right may be exercised shall be extended for a period of time equivalent to the period or periods of disability. The Party claiming force majeure shall notify the other Parties of the force majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the force majeure and also estimate the period of time which the Party will probably require to remedy the force majeure. The affected Party shall use all reasonable diligence to remove or overcome the force majeure situation as quickly as possible in an economic manner but shall not be obligated to settle any labor dispute except on terms acceptable to it, and all such disputes shall be handled within the sole discretion of the affected Party.

     24.2 Definition. As used herein, force majeure includes all events, whether foreseeable or unforeseeable, which are beyond the reasonable control of such party and which cannot be overcome by such party through the exercise of normal means and at a reasonable expense, including labor disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing.

25.0 Assignment.

     25.1 Assignment by NovaCopper.

     (a) Subject to Section 25.1(b), the rights and obligations of NovaCopper under this Lease may be assigned (including, without limitation, changes in corporate control, mortgages and hypothecations) only with the prior written consent of NANA, which consent shall not be unreasonably withheld; provided, however, that NANA consent is not required for a change in corporate control of NovaCopper, if NovaCopper or the ultimate parent of NovaCopper is then publicly-traded on a recognized securities exchange or for any assignment of this Lease to an Affiliate. In order for any assignment by NovaCopper or its subsequent assignees to be effective as against NANA, the assignee must agree in writing to be bound by the terms and provisions of this Lease, and such provision shall be incorporated in and made part of each such instrument of assignment or transfer. In addition, the assignee shall enter into an agreement, in form and substance satisfactory to NANA acting reasonably, under which the assignee agrees that it will comply with the provisions of Sections 5, 6 and 12 of the Exploration Agreement with respect to the Leased Lands and its operations under this Lease.

     (b) Notwithstanding Section 25.1(a), NovaCopper may mortgage, hypothecate or similarly encumber its interest under this Lease in connection with debt financing arrangements for a project on the Leased Lands to the extent:

     (i) such encumbrance is granted as security for project debt; and

     (ii) such encumbrance shall provide that in connection with any foreclosure, transfer in lieu or other enforcement rights in the security interest, the acquiring third party shall be bound by the terms of this Agreement and shall only acquire the rights of an assignee under the terms of this Agreement.

     25.2 Assignment by NANA. The rights and obligations of NANA under this Lease may not be assigned in whole or in part at any time, except to an Affiliate of NANA, without the prior written consent of NovaCopper, which consent shall not be unreasonably withheld. Any assignee of NANA shall agree in writing to be bound by the terms and provisions of this Lease. All assignments which NANA or its successors or assigns may grant shall be subject and subordinate to the rights and interests granted hereunder to NovaCopper and shall not prevent or interfere in any way with any of NovaCopper's operations under this Lease. The provisions of the last preceding sentence shall be incorporated in and made a part of each such instrument of assignment or transfer.

     25.3 Assignment of Production Royalties. If NANA wishes to transfer, directly or indirectly, all or any part of its interest in the Production Royalties referred to in Section 5.0 (other than by mortgage, pledge or similar encumbrance for the purpose of granting security), NovaCopper shall have a right of first refusal to acquire such interest in accordance with the following:

     (a) if NANA is intending to transfer all or any part of its interest in the Production Royalties, it shall promptly notify NovaCopper of its intentions in a written notice which states the price and all other pertinent terms and conditions of the intended transfer including the name of the proposed transferee. If the consideration for the intended transfer is, in whole or in part, other than cash, the notice shall describe such consideration and its cash equivalent (based upon the fair market value of the non-cash consideration and stated in cash);

     (b) NovaCopper shall have 60 days from the date such notice is delivered to notify NANA whether it elects to acquire the offered interest at the same price (or its cash equivalent) and on the same terms and conditions as set forth in the notice. If it does so elect, the transfer shall be consummated within 15 days after notice of such election is delivered to NANA;

     (c) if NovaCopper fails to so elect within the period provided for in paragraph (b) above, NANA will have 90 days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favourable than those offered by NANA to NovaCopper in the notice required in clause (a) above; and

     (d) if NANA fails to consummate the transfer to a third party within the period set forth in clause (c) above, the right of first refusal of NovaCopper with respect to the Production Royalties shall be deemed to be revived. Any subsequent proposal to transfer such interest in the Production Royalties shall be conducted in accordance with all of the procedures set forth in this Section 25.3.

     25.4 Notice of Assignment. No assignment shall be binding upon a non-assigning party unless and until written notice thereof is delivered to the non-assigning party.

     25.5 Change of Ownership. No change of ownership of the Leased Lands as permitted under this Lease shall be binding upon NovaCopper with respect to making payments, regardless of whether NovaCopper has actual or constructive knowledge of the change of ownership, until thirty (30) days after NovaCopper has received from NANA as appropriate a certified copy of the recorded instrument or instruments satisfactory, in the opinion of NovaCopper, to evidence the change of ownership and to establish the right, title, or interest of the claiming party and the extent thereof. Regardless of any ownership change, all payments that NovaCopper may make under this Lease shall be made in accordance with the terms of this Lease. No change of ownership shall entitle any person to receive payments in any manner different from the manner provided herein.

     25.6 Single Agent for Payment. In the event that payments due to NANA under this Lease are or become payable to two (2) or more parties, those parties shall appoint, and shall deliver to NovaCopper a document executed by all of those parties that designates the name and address of a single agent or trustee to whom NovaCopper shall make all payments. Until NovaCopper receives such designation, NovaCopper may withhold all payments. Payments withheld, if any, shall be deposited with the single agent or trustee within twenty (20) days after NovaCopper's receipt of the designation. No interest shall be payable on payments withheld pursuant to this Section 25.6. NovaCopper shall have no responsibility as to the division of payments paid among the parties except as to NANA. If NovaCopper makes a payment or payments in accordance with the provisions of this Section 25.6, it shall be conclusively deemed that such payment or payments have been received by NANA. All charges of the agent or trustee shall be borne by the parties receiving payments.

26.0 Recording of Memorandum Agreement.

Upon the execution of this Lease, NANA and NovaCopper shall execute and acknowledge a Memorandum Agreement (in the form attached hereto as Exhibit C), describing the contents of this Lease and the Leased Lands and rights affected thereby. NovaCopper shall cause said Memorandum Agreement to be recorded in the Kotzebue Recording District, State of Alaska, and NovaCopper shall pay any and all required recording fees. This Lease shall not be recorded.

27.0 Rotation Schedules.

     In keeping with NANA's desire that no permanent communities be developed at a mine or port site on NANA Land, all rotation schedules for employees at the mine shall be arranged so that no employee would be a permanent resident at any such site on NANA Land. To the extent practicable, NovaCopper will attempt to use rotation schedules which are conducive to the objectives of this Section 27.0.

28.0 Dispute Resolution.

     Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be resolved by proceedings in a court of competent jurisdiction in Alaska, unless the Parties then agree that a particular controversy or claim should be resolved in some other manner.

29.0 Notices, Payments and Delivery.

     29.1 Written Notices. All notices contemplated by this Lease shall be in writing.

     29.2 Payments. All payments contemplated by this Lease shall be made by bank wire transfer, certified check, or cashier's check.

     29.3 Delivery by Mail. Any notice, payment, or other document contemplated by this Lease may be delivered by mail if mailed by United States certified or registered mail, return receipt requested, postage prepaid, and addressed as follows:

If to NANA:

NANA Regional Corporation, Inc.
P. O. Box 49
Kotzebue, Alaska 99752
Attention: President
Telephone No.: (907) 442-3301
Telecopy No.: (907) 442-2866
Email:[*]

With a copy to:	and to:

NANA Regional Corporation, Inc.	NANA Regional Corporation, Inc.
3150 C Street, Suite 150	1001 East Benson Boulevard
Anchorage, Alaska 99503	Anchorage, Alaska 99508
Attention: Vice President - Resources	Attention: General Counsel
Telephone No.: (907) 265-4360	Telephone No.: (907) 265-4148
Telecopy No.: (907) 343-5769	Telecopy No.: (907) 265-4378
Email:[*]	Email:[*]

If to NovaCopper:

NovaCopper US Inc.

Telephone No.:
Telecopy No.:
Email:[*]

Delivery by mail shall be deemed effective and complete when the notice, payment, or other document is actually delivered to the applicable address set forth above.

     29.4 Delivery by Electronic Communication. Any notice or other document contemplated by this Lease may be delivered by electronic communication at the party's telecopy number or email described in Section 29.3 ("Delivery by Mail") or at such other telecopy number or email as the party may designate in writing pursuant to Section 29.6 ("Change of Address"). Delivery by electronic communication must be followed by a delivery by mail or by personal service as described in Section 29.3 ("Delivery by Mail") or 29.5 ("Delivery by Personal Service"), respectively, and shall be deemed effective and complete only when the notice or document has been delivered pursuant to Section 29.3 ("Delivery by Mail") or 29.5 ("Delivery by Personal Service"), as applicable.

     29.5 Delivery by Personal Service. Any notice, payment, or other document contemplated by this Lease may be delivered by personally serving said notice, payment, or other document upon the party at the address indicated in Section 29.3 ("Delivery by Mail") or at such other address as the party may designate in writing pursuant to Section 29.5 ("Change of Address"). In the event of delivery by personal service, no mailing of the notice, payment or other document shall be necessary, and delivery shall be deemed effective and complete on the date of said personal service.

     29.6 Change of Address. The address to which a party desires that notices, payments, and other documents be delivered may be changed at any time by giving written notice to that effective to the other parties.

30.0 General Provisions.

     30.1 United States Currency. All references to dollars in this Lease refer to United States currency.

     30.2 Time. Time is of the essence of this Lease.

     30.3 Waiver. The failure of any party to insist upon the strict performance of any provision of this Lease or to exercise any right, power, or remedy consequent upon a breach thereof shall not constitute a waiver by said party of any such provision, breach, or subsequent breach of the same or any other provision.

     30.4 Remedies. Except as otherwise provided in this Lease, the parties shall be entitled to any and all remedies provided by law.

     30.5 Counterparts. This Lease may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute a single agreement. This Lease shall not become binding upon any party unless and until each party has executed at least one counterpart of this Lease (which counterpart need not be the same counterpart executed by the other party) and has then forwarded a copy of the signature page of said counterpart to every other party certifying that it is a true and correct copy of the signature page of the Lease.

     30.6 Further Actions. The parties hereby agree to take any and all actions and execute, acknowledge, and deliver any and all documents reasonably necessary to affect the purposes of this Lease.

     30.7 Modification of Lease. This Lease may be modified only by a document in writing executed by all of the parties hereto.

     30.8 Law Governing. This Lease shall be interpreted and construed in accordance with, and governed and enforced in all respects by, the laws of the State of Alaska, excluding choice of law provisions.

     30.9 Construction. Each party has had the assistance of counsel in negotiating and drafting this Lease, so the rule calling for agreements to be construed against the drafter shall not apply.

     30.10 Severability. If any provision of this Lease or any application thereof shall be invalid or unenforceable, the remainder of this Lease and any other application of such provision shall not be affected thereby.

     30.11 Implied Covenants. Except for a covenant of good faith and fair dealing, no other implied covenants are contained in this Lease.

     30.12 Binding Effect. The rights, obligations, and liabilities set forth in or arising under this Lease shall extend to, be binding upon, and inure to the benefit of the successors and assigns of the respective parties.

     30.13 Section Headings; Plural. The descriptive Section headings throughout this Lease are for convenience and reference only, and the words contained therein shall not be held to expand, modify, amplify, or aid in the interpretation or construction of this Lease. Words (including defined terms) using or importing the singular number include the plural and vice versa.

     30.14 Entire Lease. This Lease, together with the Exploration Agreement and Option to Lease dated October 19, 2011 between NovaCopper US Inc. and NANA Regional Corporation, Inc., constitute the entire agreement with respect to the subject matter contained herein and supersede all prior understandings and negotiations of the Parties. Without limiting the generality of the foregoing, the Parties specifically intend that the provisions contained in Articles 5 ("Oversight Committee"), 6 ("Sustainability Committee"), and 12 ("Contract Preference") of the Exploration Agreement and Option to Lease shall have continuing effect, and in the event of any conflict or difference between those provisions and the provisions of this Agreement, the provisions in the Exploration Agreement and Option to Lease shall control.

     IN WITNESS WHEREOF, the parties hereto have executed this Lease as of the date first hereinabove set forth.

NANA REGIONAL CORPORATION, INC.

By:

Its:

NOVACOPPER US INC.

By:

Its:

STATE OF ALASKA	)
	)	ss.
______ JUDICIAL DISTRICT	)

              THIS IS TO CERTIFY that on the ____ day of __________ , 199__, at _______________ , Alaska, the foregoing instrument acknowledged before me by _____________________________ , the _______________ of NANA REGIONAL CORPORATION, INC., an Alaska Native regional corporation, on behalf of said corporation.

              IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public in and for Alaska
My Commission Expires: _________________________

STATE OF	)
	)	ss.
COUNTY OF	)

              THIS IS TO CERTIFY that on the ____ day of ___________ , 199__, at ___________ , Alaska, the foregoing instrument acknowledged before me by  ____________________ , in their capacity as __________________________ of NOVACOPPER US INC., a Delaware corporation, on behalf of said corporation.

              IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public in and for Alaska
My Commission Expires: _________________________

EXHIBIT A

TO MINING LEASE

[Description of Leased Lands, separated under headings "Bornite Lands" and "ANCSA Lands"]

EXHIBIT B
TO MINING LEASE

Net Smelter Returns

A.	Sale of Concentrates, etc.

     In the event that NovaCopper sells ores, concentrates, or any other primary or intermediate Minerals produced from the Leased Lands, Net Smelter Returns means the Receipts (as defined in item C, below) actually received or deemed to have been received by NovaCopper from the sale of such Mineral, less to the extent paid or incurred by NovaCopper, (a) the cost of transportation (including insurance) between NovaCopper's mill, or other facility and buyer, (b) the cost of assaying, sampling, umpire charges, and independent representative charges, and (c) taxes (other than income taxes) imposed upon or in connection with producing transporting, and selling such Minerals, to the extent the foregoing are deductible under generally accepted accounting principles in the United States and practices consistently applied by NovaCopper.

B.	Refined Minerals.

     In the event NovaCopper produces or has produced through a tolling/refining contract or any other transaction resulting in NovaCopper owning title to refined Minerals, Net Smelter Returns means the Receipts actually received or deemed to have been received from sale of the refined Minerals less the following costs attributed to that production, to the extent paid or accrued by NovaCopper prior to the date payment is due NANA under Section 4.0 ("Production Royalties") of the Lease: (a) the costs of transportation from NovaCopper's mill to the smelter or refiner and to buyer, if not sold F.O.B. smelter or refinery, (b) the costs of assaying, sampling, smelting, and refining said Minerals by NovaCopper or the treatment or refining charges of a smelter or refiner, including penalties, tolling costs, umpire charges, and independent representative charges, (c) taxes (other than income taxes) imposed upon or in connection with producing, transporting, and selling said Minerals, and (d) costs of sale, if any actually paid or incurred by NovaCopper prior to the date payment is due NANA. In the event that NovaCopper uses its own smelter or refinery, the allowable deduction of smelting and refining shall not exceed the costs of a comparable third party smelter or refiner. In any case, NANA shall have no right to participate in any hedging, trading, or other similar transaction undertaken by NovaCopper or its Affiliates involving refined Minerals derived from the Leased Lands.

C.	Receipts.

     "Receipts" shall be all revenues actually received during the calendar month from the sale of Minerals as follows: (1) if Minerals derived from the Leased Lands are sold to a smelter, refiner, or other purchaser (other than NovaCopper or its Affiliates), Receipts shall equal the amount of revenues actually received by NovaCopper from the smelter, refiner, or other purchaser of Minerals, plus any bonuses and subsidies, less all penalties, assaying, and sampling charges whether deducted by the purchaser or paid or incurred by NovaCopper; or (2) if Minerals derived from the Leased Lands are sold to NovaCopper or an Affiliate of NovaCopper, then for purposes of determining Receipts, such Minerals shall be deemed conclusively to have been sold when, after measurement, sampling and assaying in accordance with accepted mining industry practice applied in connection with third party sales, such

Minerals are delivered to NovaCopper or its Affiliates, and "Receipts" from such deemed sale shall be the fair market value (the value if sold in an arm's length transaction to an unrelated third party purchaser) of such Minerals at the date of the deemed sale; or (3) if NovaCopper produces or has produced through a tolling/refining contract or any transaction that results in NovaCopper owning title to refined Minerals, Receipts means the amount actually received by NovaCopper upon the sale of such refined Minerals (if sold to a purchaser other than NovaCopper or its Affiliates); or (4) if refined Minerals derived from the Leased Lands are retained by NovaCopper or sold to an Affiliate of NovaCopper, then for purposes of determining Receipts, such Minerals shall be deemed conclusively to have been sold when delivered in refined form to NovaCopper or its Affiliate, and "Receipts" from such deemed sale shall be the fair market value (the value if sold in an arm's length transaction to an unrelated third party purchaser) of such refined Minerals at the date of the deemed sale or, if NovaCopper and NANA cannot agree on such value, then at the applicable London Metal Exchange daily cash settlement price for such refined Minerals.

D.	Commingling.

     NovaCopper shall have the right to commingle ore and minerals from the Leased Lands with ore and Minerals from other properties; provided, however, that NovaCopper shall calculate from representative samples the average grade of the ore and shall weigh (or calculate by volume) the ore before commingling. If concentrates are produced from the commingled ores by NovaCopper, NovaCopper shall also determine from representative samples the average metallurgical recovery percentage for all concentrates produced during the calendar quarter. In obtaining representative recovery percentages, NovaCopper may use any reasonably applicable procedures accepted in the mining and metallurgical industry in similar circumstances which it believes suitable for the type of mining and processing activity being conducted which will lead to a reasonably accurate result and, in the absence of fraud, its choice of such procedures shall be final and binding on NANA and its successors and assigns. NANA will be an active participant in developing the protocol for commingling. In addition, comparable procedures may be used by NovaCopper to apportion among the commingled ores penalty charges, if any, imposed by the purchase of such ore or concentrates.

EXHIBIT C
TO MINING LEASE

Memorandum Mining Lease

RECORD THIS INSTRUMENT IN THE KOTZEBUE RECORDING DISTRICT

RETURN THIS INSTRUMENT TO:

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

MEMORANDUM MINING LEASE

by and among

NANA REGIONAL CORPORATION, INC.

and

NOVACOPPER US INC.

[Date]

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

INDEX THIS INSTRUMENT AS FOLLOWS:

Grantor:	NANA REGIONAL CORPORATION, INC.

Grantee:	NOVACOPPER US INC.

THE Leased LANDS AFFECTED BY THIS INSTRUMENT ARE DESCRIBED IN EXHIBIT A ATTACHED HERETO.

     THIS MEMORANDUM MINING LEASE (this "Memorandum Lease"), entered into on _________________ , by and among NANA REGIONAL CORPORATION, INC. ("NANA"), an Alaska Native regional corporation, the address of which is P. O. Box 49, Kotzebue, Alaska 99752, and NOVACOPPER US INC. ("NovaCopper"), a Delaware corporation, the address of which is __________________________;

WITNESSETH:

     WHEREAS, NANA and NovaCopper have entered into that certain unrecorded Mining Lease ("Mining Lease") dated as of _______________ , affecting certain property situated in the Kotzebue Recording District, State of Alaska; and

     WHEREAS, NANA and NovaCopper desire to enter into this Memorandum Lease in order to provide constructive notice of the Mining Lease and the rights of the parties thereunder,

     NOW, THEREFORE, in consideration of the promises and covenants contained herein, NANA and NovaCopper hereby agree as follows:

I.	Incorporation of Provisions of Mining Lease.

     The provisions of the Mining Lease are hereby incorporated by reference into this Memorandum Lease for all purposes. This Memorandum Lease is not intended to alter or vary any provision of the Mining Lease.

II.	Grant of Lease.

     Pursuant to the Mining Lease, NANA hereby leases the Leased Lands described in Exhibit A ("Leased Lands") to NovaCopper to conduct mineral exploration, development, and mining operations thereon, to mine, remove, and sell any and all Minerals (as defined in the Mining Lease) situated therein, thereon, or thereunder, and to do any and all things reasonable related thereto or in furtherance thereof, in accordance with the terms and provisions set forth in the Mining Lease, to have and to hold through December 31 of the [twenty-fifth] Lease Year and as long thereafter as there is Commercial Production from the Leased Lands or other operations, including reclamation, authorized or required being conducted on the Leased Lands. The term of this Memorandum Lease is identical to the term of the Mining Lease.

III.	Royalty.

     Pursuant to the Mining Lease, NANA reserves unto itself and its successors, and NovaCopper shall pay to NANA during the term of the Mining Lease and this Memorandum Lease except as otherwise set forth in the Mining Lease, a net smelter returns royalty of two percent (2%) of all Net Smelter Returns received by NovaCopper from minerals produced from the lands described on Exhibit A-1 or two and a half percent (2.5%) of all Net Smelter Returns received by NovaCopper from minerals produced from the lands described on Exhibit A-2 during each Lease Year.

     IN WITNESS WHEREOF, the parties hereto have executed this Memorandum Lease as of the date first hereinabove set forth.

NANA REGIONAL CORPORATION, INC.

By:

Its:

NOVACOPPER US INC.

By:

Its:

STATE OF ALASKA	)
) ss.
_____________ JUDICIAL DISTRICT	)

     This is to certify that on the ______day of _______________ , 199__, at ___________________ , Alaska, the foregoing instrument was acknowledged before me by ____________________________ , the _________________________ of NANA REGIONAL CORPORATION, INC., an Alaska Native regional corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public in and for Alaska
My Commission Expires: _________________________

STATE OF	)
) ss.
COUNTY OF	)

     This is to certify that on the ______day of ________________ , 2___, at _________ , the foregoing instrument was acknowledged before me by ________________________ , in their capacity as ______________________________ of NOVACOPPER US INC., a Delaware corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public in and for Alaska
My Commission Expires: _________________________

Schedule 7

SURFACE USE AGREEMENT

by and between

NANA REGIONAL CORPORATION, INC.

and

NOVACOPPER US INC.

Effective Date: ____________

i

ii

Exhibit A-1:	NANA Lands
Exhibit A-2:	Ambler Lands
Exhibit B:	Net Smelter Returns
Exhibit C:	Memorandum Surface Use Agreement

iii

SURFACE USE AGREEMENT

     THIS SURFACE USE AGREEMENT (this "Agreement") is made and entered into as of the ____ day of _____________ , 20__, by and between NANA REGIONAL CORPORATION, INC. ("NANA"), a corporation organized pursuant to the provisions of the Alaska Native Claims Settlement Act, 43 U.S.C. § 1601, et seq. ("ANCSA") and the laws of the State of Alaska, the address of which is P. O. Box 49, Kotzebue, Alaska 99752, and NOVACOPPER US INC. ("NovaCopper"), a Delaware corporation, the registered address of which is 1031 West Fourth Avenue, Suite 600, Anchorage, Alaska, 99501-5905.

WITNESSETH:

     WHEREAS, NANA and NovaCopper entered into that certain Exploration Agreement and Option to Lease ("Exploration Agreement"), effective as of October 19, 2011, relating to inter alia, certain lands located in the Kotzebue Recording District, State of Alaska; and

     WHEREAS, pursuant to Section 9.1 of the Exploration Agreement, NANA agreed to enter into a surface use agreement if NovaCopper decided to mine a deposit located on mining claims then owned or thereafter acquired by NovaCopper within the Ambler Lands;

     NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, NANA and NovaCopper hereby agree as follows:

1.0 Definitions

     "Affiliate" means any corporation, joint venture, partnership or other legal entity that controls, is controlled by, or is under common control with a party to this Agreement. As used herein, "control" means direct or indirect possession of the power to direct or cause the direction of the management or policies of a legal entity, whether through ownership of voting securities, by contract, or otherwise, and the terms "controlled" and "controlling" have meanings correlative to the foregoing.

     "Ambler Lands" means the mining claims (together with any amended or relocated or substitute claims, or any leases or patents issued in connection therewith) held by or on behalf of NovaCopper, as described on Exhibit A-2.

     "Commercial Production" means the operation of the relevant property or any part of it as a mine for the production of Minerals but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced on the first day of the month following the first 90 consecutive days during which Minerals have been produced from the relevant property at an average rate not less than 66.7% percent of the initial rated capacity of the permanent facilities.

     "Cut and Fill" means the disturbance or removal of sand, gravel and crushed rock (as defined in Section 6.0 ("Sand and Gravel") during the course of construction of specific drill sites, camp sites, other work sites or road construction provided, however, that in the case of road construction, such sand, gravel or crushed rock is moved no more than 500 feet for use in the same roadbed. Cutting and filling operations also include those operations involving the movement of dirt, rock and fill by means other than hauling by truck which are incidental to the construction of accommodations, transportation system, roads, port and other supporting facilities. Any material blasted, hauled by truck, put through a crusher or obtained from a borrow pit or quarry is not considered Cut and Fill.

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     "Development" means all preparation for the removal and recovery of Minerals from the Ambler Lands, including the construction or installation of a mill or any other improvements to be used for the Mining, handling, milling, processing or other beneficiation of Minerals.

     "Disturbed Lands" means the surface of NANA Lands used by NovaCopper for Mining Support Activities or other operations authorized or conducted pursuant to this Agreement which results in actual and non-temporary use of the surface, including the surface of lands in the vicinity of the NANA Lands used for access in accordance with Section 2.1 ("Site Access"). Once such lands (whether NANA Lands or access lands) become Disturbed Lands, they shall remain Disturbed Lands until NovaCopper in good faith represents to NANA that such lands will not be used again for operations pursuant to this Agreement, and reclamation operations (if required) are completed thereon by NovaCopper pursuant to Section 11.0 ("Reclamation") of this Agreement. No portion of such lands shall be considered Disturbed Lands if NovaCopper's use is temporary or intermittent and if by such actions, such portion is not thereby subjected to the obligation to conduct reclamation by the terms of Section 11.0 ("Reclamation") hereof. No portion of such lands shall be considered Disturbed Lands if the disturbance is caused solely by the exercise of rights reserved by NANA or the Shareholders.

     "Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Minerals on the Ambler Lands. Exploration may include all activities undertaken through the completion of a feasibility study, if any, but shall not include Development and will also include such activities that may also be conducted concurrently with Development and Mining.

     "Hazardous Substances" means any pollutants, hazardous waste, or hazardous substances as defined in or pursuant to the Resource Conservation Recovery Act (42 U.S.C. §§ 6901 et seq.) ("RCRA"), as now or hereafter amended; the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.) ("CERCLA") as now or hereafter amended; or any other federal, state or local environmental law, ordinance, rule or regulation (including AS 46.03.826 as now or hereafter amended).

     "Minerals" means gold, silver, copper, cobalt, lead, zinc, tin, and all other minerals, mineral products, mineral by-products, and mineral materials that are located on, in or under the Amber Lands, except (a) oil, gas, coal, oil shale, and any and all hydrocarbons associated with any of them, (b) fissionable minerals and materials, (c) geothermal resources, (d) sand, gravel, stone, and rock, except as provided in Section 6.0 ("Sand and Gravel"); and (e) jade and jadeite.

     "Mining" means the mining (by any method), extracting, crushing, producing, stockpiling, leaching, handling, milling, beneficiation and processing of Minerals from the Ambler Lands.

     "Mining Support Activities" means all activities undertaken by NovaCopper pursuant to Sections 2.1("Site Access") and 2.2 ("Ancillary Rights").

     "NANA Lands" means collectively, the Bornite Lands and the ANSCA Lands, each as defined in the Exploration Agreement.

     "Net Smelter Returns" means the net smelter returns of NovaCopper as calculated pursuant to Exhibit B attached hereto.

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     "Operations" means all activities undertaken by NovaCopper in connection with the removal and recovery of Minerals from the Ambler Lands, including Exploration, Development and Mining.

     "Party" means NovaCopper or NANA; "Parties" means NovaCopper and NANA.

     "Release", when used in connection with both Hazardous and non-Hazardous Substances, means a release that is reportable to the applicable authorities under applicable federal or Alaska state law as then in effect.

     "Section 7(i) Settlement Agreement" means that certain Section 7(i) Settlement Agreement dated as of June 29, 1982, as amended.

     "Shareholder" means a person who is a shareholder of NANA, said person's spouse, or any lineal descendant or adoptee of said person.

     "Sustainability Matters" means (i) all matters relating to the location of facilities on the NANA Lands, other than facilities that will be in place for only a short period of time and are not reasonably anticipated to have any material impact on subsistence activities; (ii) matters which are likely to have a significant adverse affect on subsistence activities and/or cultural or social-economic dynamics within the region; (iii) decisions related to environmental management on the NANA Lands, including environmental management related to permitting, mine closure and reclamation plans, financial assurance vehicles, settlement of any lawsuits related to permitting, plans related to mitigation, monitoring and remediation of environmental issues, spill cleanup and expansion plans.

     "Village Consent" means such consent at a local level as may be required by law.

2.0 Grant

     2.1 Site Access. NANA hereby grants to NovaCopper the non-exclusive right, subject to securing any necessary Village Consents, to cross over, in, under or through the NANA Lands and other lands owned by NANA in the vicinity of the NANA Lands in order to provide reasonable access for roads, pipelines, utilities, haulage ways, drifts and other means of access to or from the Ambler Lands along routes approved by NANA, acting reasonably.

     2.2 Ancillary Rights. NANA hereby grants NovaCopper the right to use the surface of the NANA Lands to construct, use, maintain, repair, replace and relocate buildings, tailings ponds, waste dumps, structures, mills, processing facilities, stockpiles, landing areas, warehouses, storage areas, laydown yards, portals, pit laybacks, employee housing and other improvements and facilities reasonably required by NovaCopper in connection with its Operations, including, without limitation, the right to use so much of the NANA Lands as may be necessary or convenient for the storage, stockpiling, and permanent disposal of ore, broken rock, mine or other wastes, residues, tailings and other by-products of the Operations; provided, however, that such use is, as to Sustainability Matters, subject to prior review and approval by the Sustainability Committee and Oversight Committee, as provided in Sections 6 ("Sustainability Committee") and 5 ("Oversight Committee") of the Exploration Agreement.

     2.3 Water. NovaCopper will require various amounts of water in connection with its Operations and accordingly will be making applications from time to time with the Alaska Department of Natural Resources of the State of Alaska to obtain necessary water. NANA will join with NovaCopper on any permit or application which NovaCopper may file to secure or confirm any water rights NovaCopper deems necessary as to its Operations which relate to the NANA Lands as an additional permittee or applicant; provided, however, that permits and applications are, as to Sustainability Matters, subject to prior review and approval by the Sustainability Committee and Oversight Committee, as provided in Sections 6 ("Sustainability Committee") and 5 ("Oversight Committee") of the Exploration Agreement. Upon termination of this Agreement, NovaCopper shall assign to NANA whatever water rights it may have which are appurtenant to the NANA Lands. Subject to the foregoing, NANA hereby agrees that:

3

     2.3.1 it will use its best efforts to assist NovaCopper, upon the written request of NovaCopper and at NovaCopper's sole cost and expense, in obtaining water rights appurtenant to the NANA Lands to the extent NovaCopper requires such rights for Operations under this Agreement;

     2.3.2 it will not oppose or object to any appropriation of water by NovaCopper located on, in, or under the Ambler Lands; and

     2.3.3 to the extent that NANA now has or hereafter acquires any rights in respect of water which is or may be utilized by NovaCopper in connection with Operations, NANA (1) shall not assert any rights so as to materially or adversely affect any water rights of NovaCopper and (2) will allow NovaCopper to use NANA's water rights to the extent such use does not have a material adverse impact on NANA's own use of such water rights and is necessary to conduct Operations.

     2.4 Notice. NovaCopper shall notify NANA from time to time of the particular NANA Lands which it wishes to use for purposes permitted under this Section 2.0 (a "Use Notice"). While access under Section 2.1 will always be non-exclusive, NovaCopper will have exclusive use under Section 2.2 of the surface of the lands described in a Use Notice following delivery of the Use Notice to NANA. If NANA has not received a patent to all of the NANA Lands identified by NovaCopper in a Use Notice, NANA agrees to use reasonable best efforts to obtain an interim conveyance and final patent of such lands.

3.0 Term

The term of this Agreement shall commence on the date of this Agreement and remain in full force and effect for a period of twenty-five (25) years through September 30 of the twenty-fifth (25th) year, and as long thereafter as there is Commercial Production of Minerals from the Ambler Lands or reclamation is being conducted on the NANA Lands or the Ambler Lands, unless sooner terminated in accordance with the terms and provisions of this Agreement. For purposes of this Section 3.0, Commercial Production of Minerals shall be deemed to exist only if production facilities, capable of producing Minerals in reasonable commercial quantities and for sale on a commercial basis, have been completed and such facilities have operated at least once within the three most recently completed years on a regularly scheduled basis for ninety (90) days; provided, however, that if Commercial Production is prevented because of an event of force majeure within the meaning of Section 21.0 ("Force Majeure"), then the term of this Agreement shall continue despite a lack of Commercial Production of Minerals from the Ambler Lands.

4.0 Disturbed Land Payments

     4.1 Disturbed Land Payments.

     4.1.1 Payment Amounts. In order to maintain this Agreement in full force and effect, NovaCopper shall pay to NANA annually on or before March 1 of each calendar year that this Agreement is in effect the amount of Seven Hundred Fifty-Five Dollars ($755) per acre for the first Four Hundred (400) acres of Disturbed Lands at January 1 of that year and One Hundred Dollars ($100) per acre for any additional acres of Disturbed Land at that January 1 date, subject in both cases to adjustment for inflation each year beginning with the second annual payment, using the adjustment mechanism described in Section 4.2 ("CPI Adjustment"), below. The failure to make any payments pursuant to this Section 4.1.1 shall constitute a material breach of this Agreement that must be cured pursuant to Section 18.0 ("Termination for Material Breach"). The payments described above shall compensate NANA for the use of the Disturbed Lands which NovaCopper has use of pursuant to Section 2.3 ("Water"), and for surface use and access in, on and under the Disturbed Lands.

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     4.1.2 Determination of Disturbed Lands. On or before February 1 of each calendar year, NovaCopper shall provide to NANA a map at an appropriate scale showing all Disturbed Lands at January 1 of that year and all lands subjected to temporary or intermittent use during the past year which did not give rise to a reclamation obligation under Section 11.0 ("Reclamation"), and indicating the total number of acres in each such category. The map shall also show all lands which ceased to be Disturbed Lands during the past year, as well as the acreage of such lands, with separate designations and acreage calculations for such lands which were Disturbed Lands on January 1 of the prior year and the lands which became Disturbed Lands during the year. If NovaCopper claims the lands ceased being Disturbed Lands during the year, it shall furnish NANA with a report by February 1 describing the reclamation operations which were completed and a good-faith certification that the lands will not be used again for operations pursuant to this Agreement. The area affected by roads and other rights-of-way shall be deemed to be the actual width and the area affected by all other facilities, storage ponds, and other structures and disturbances shall be the actual area contained within such disturbances.

     4.2 CPI Adjustment. All dollar figures set forth in Section 4.1.1 shall be adjusted on January 1 of each year by multiplying the dollar figure applicable at January 1 of the previous year by a fraction, the numerator of which is the GNP implicit price deflator for the third quarter of the calendar year just ended and the denominator of which is the GNP implicit price deflator for the third quarter of the calendar year just ended. The term "GNP implicit price deflator" means the implicit price deflator for the gross national product as computed and published by the United States Department of Commerce, Bureau of Economic Analysis (the "GNPDEF"). In the absence of such price deflators, the parties shall designate a reasonable replacement price deflator or, if the parties cannot agree on a reasonable replacement price deflator, each party shall designate a reasonable replacement price deflator and the results obtained using each price deflator shall be averaged to determine the final adjustments made pursuant to this Section 4.2.

5.0 Production Royalties

     5.1 Net Smelter Returns Royalty. As consideration for the initial grant of rights hereunder, NovaCopper will grant NANA a perpetual nonparticipating royalty equal to one percent (1%) of all Net Smelter Returns received by NovaCopper from Minerals produced from the Ambler Lands. Such royalty will be granted under the terms of a separate instrument in a form satisfactory to the parties acting reasonably, will be effective at the date of this Agreement, and will be recorded against the applicable Lands. It will be a covenant running with the land and will be payable by subsequent owners of NovaCopper's interest in the lands.

     5.2 No Implied Duties. NovaCopper shall have no implied duties to explore, diligently develop, or mine the Ambler Lands. NovaCopper shall have the sole right to determine cutoff grades from time to time, to determine which Minerals are economic to mine, and to determine at what production rate to conduct mining.

5

     5.3 Payment of Royalties. Any instrument executed pursuant to Section 5.1 shall provide that NovaCopper shall pay the Net Smelter Returns Royalty due to NANA under Section 5.1 ("Net Smelter Returns Royalty") for all Net Smelter Returns received by NovaCopper during any calendar quarter on or before the 15th day of the month next following the end of such calendar quarter and that NovaCopper shall provide NANA with a copy of each relevant smelter settlement and the calculations made by NovaCopper in connection with such payment.

     5.4 Records. Any instrument executed pursuant to Section 5.1 shall provide that NovaCopper shall keep and maintain true and correct financial and accounting records as are necessary to determine the Net Smelter Returns realized by NovaCopper during each year, in accordance with generally accepted accounting principles in the minerals industry and in accordance with NovaCopper's standard practices.

6.0 Sand and Gravel

     6.1 The term "sand, gravel, and crushed rock" in this Section 6.0 means the following obtained from the NANA Lands:

     6.1.1 unconsolidated sedimentary deposits of sand and gravel and;

     6.1.2 crushed rock and stone used as substitutes for sand and gravel rock made from lode deposits of rock that are mined primarily for the purposes of production of the same.

     6.2 The terms "use" or "used" in connection with sand and gravel in this Section 6.0 mean use for normal construction purposes such as making concrete, road beds, asphalt and the like. Such terms shall be deemed not to include the removal, relocation, stripping, hauling, dumping, covering, destroying or rendering inaccessible sand, gravel or crushed rock as a result of the creation or use of waste rock dumps, tailings and tailing ponds, pits, adits, tunnels, spoil or ore piles, water or water dams, utility connections or other Operations to access, recover or explore for Minerals as contemplated by this Agreement; even if the result of such actions is to permanently destroy, render inaccessible, or make the sand, gravel, and crushed rock unrecoverable or uneconomic.

     6.3 NovaCopper and its contractors shall be entitled to use, in connection with its Operations under this Agreement for construction, road building, drilling pads, asphalt and other uses, any sand, gravel, and crushed rock which is owned by NANA, provided that such use shall be solely for NovaCopper's own account and not for the resale to any third party. Except as provided in this Section 6.0, NovaCopper shall pay to NANA a royalty for sand, gravel or crushed rock, as defined herein, used by NovaCopper, as defined herein. The amount of the royalty shall initially be determined on the basis of a market analysis of comparable bulk sales, and shall be readjusted every five (5) years thereafter based upon further market analyses. Each party shall have the right to submit to the other a proposed market analysis and, in the event of a dispute, the matter shall be finally determined by an independent appraiser appointed by the parties.

     6.4 The royalty to be paid by NovaCopper with respect to sand, gravel, and crushed rock, as defined herein, shall not apply to such material described in 6.1.1 or 6.1.2 above which is obtained from a pit, shaft, adit or other permanent disturbance created in conducting Operations contemplated under this Agreement. The payments described in this Agreement are intended to fully compensate NANA for the use of any such material and the parties do not intend to separately impose or pay a royalty for such materials. Similarly, "Cut and Fill" may be used without a royalty payment.

6

     6.5 NovaCopper shall obtain NANA's approval, which shall not be unreasonably withheld and if the decision is not made within forty-five (45) days of the request, the same shall be deemed to be approved, of the location of any site to be used for the extraction of sand, gravel, and crushed rock, other than Cut and Fill, before any use is made of those sites. On January 31 of each year during the term of this Agreement, and within sixty (60) days of the termination of this Agreement, NovaCopper shall provide NANA with an accounting identifying the number of cubic yards of sand, gravel, and crushed rock removed from each sand and gravel pit during the previous year as determined by survey methods standard in the mining industry, together with the amount of royalty due hereunder.

7.0 Operations

     7.1 Conduct of Operations. NovaCopper shall conduct all of its Operations under this Agreement in a workmanlike manner in accordance with the standards common to the mining industry, and shall comply, in all material respects, with any and all applicable laws, regulations, and permits; provided, however, that NovaCopper shall have the right to contest in good faith any such law, regulation, or permit, or the application thereof. NovaCopper shall use reasonable commercial efforts to prevent unnecessary or undue degradation (within the meaning of 43 C.F.R. Subpart 3809) of the NANA Lands and the surrounding lands and waters. NovaCopper will provide timely notice to the Oversight Committee (with a copy to NANA) of any and all violations of permits and other consents, followed by a written plan of the manner in which NovaCopper proposes to address each violation, as soon as such plan is developed.

     7.2 Hazardous Substances.

     7.2.1 Conformance with Laws and Procedures. NovaCopper shall conduct all its Operations with respect to the NANA Lands in substantial conformance, in all material respects, with the requirements of all applicable laws, regulations and ordinances relating to Hazardous Substances; provided, however, that NovaCopper shall have the right to contest in good faith any such laws, regulations and ordinances or the application thereof. NovaCopper shall take all actions necessary to clean up any release of Hazardous Substances in accordance with the requirements of all applicable laws and regulations relating to Hazardous Substances; provided, however, that NovaCopper shall have the right to contest in good faith such laws, regulations or ordinances, or the application thereof. In addition, NovaCopper shall follow all of its internal company policy and procedures governing Hazardous Substances as the same are changed from time to time and such procedures as are now in effect are incorporated herein as if set out in full in this Agreement, except where an explicit provision of this Agreement provides for a stricter standard, whereupon the provisions of this Agreement shall control.

     7.2.2 Reporting. NovaCopper shall deliver to NANA copies of all reports and filings required by law to be made in connection with the use, release or disposal of any Hazardous Substances on the NANA Lands or Ambler Lands promptly after filing the same with the applicable governmental agencies and NANA shall be subject to the same standards of confidentiality as are required of governmental agencies receiving the same. In addition, NovaCopper shall immediately notify NANA of any spill or unauthorized release of Hazardous Substances on the Ambler Lands or NANA Lands if such spill or unauthorized release is reportable to the applicable authorities under RCRA, as amended, or Alaska state law as then in effect, followed by a written plan to address the violation.

     7.3 Notice of Operations. For information purposes, and to ensure conformance with the terms of this Agreement, at least thirty (30) days before undertaking any Operations on the NANA Lands during any year, NovaCopper shall deliver to NANA a written notice describing in reasonable detail the nature and scope of the Operations which NovaCopper plans to undertake during said year and the NANA Lands which will be affected by such Operations. In addition, if at any time NovaCopper is on site and desires to conduct Operations the nature or scope of which are not described in reasonable detail in the notice delivered to NANA for that year, then at least three (3) days before undertaking such Operations NovaCopper shall deliver to NANA a written notice describing in reasonable detail the nature and scope of such Operations and the NANA Lands that will be affected by such Operations.

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     7.4 Cultural and Archeological Finds. In addition to complying with the requirements of applicable state and federal law, NovaCopper shall promptly notify NANA whenever, in the course of conducting Operations pursuant to this Agreement, any cemetery, archeological, anthropological or historic site or artifact is discovered on NANA Lands. Upon being so notified, NANA shall promptly, but not later than ten (10) days after such notice, inspect such artifacts or sites and, following such inspection, NovaCopper shall take such action as NANA deems necessary and desirable to protect and remove such artifacts. If NANA believes that further action is necessary or desirable, NANA may require NovaCopper to temporarily halt any part of the Operations that materially affect or endanger such artifacts until such time as such artifacts are removed. If NANA halts any part of the Operation pursuant to this Section 7.4, it shall proceed expeditiously so as to minimize to the maximum extent reasonably possible the duration of the interruption and its impact to NovaCopper's Operations. All objects discovered in any site on such NANA Lands shall belong exclusively to NANA except as otherwise provided by law.

     7.5 Prohibitions. NovaCopper shall not undertake or permit the sale or use of alcoholic beverages or controlled substances on the NANA Lands and shall not permit hunting, fishing or gathering of artifacts by its employees or contractors on the NANA Lands without the prior written consent of NANA (which consent shall be within the sole discretion of NANA). NovaCopper shall not provide merchantable goods or services to the general public on a commercial basis on the NANA Lands without NANA's consent.

     7.6 NANA Permitting Cooperation. Subject to the duties it owes to its Shareholders, NANA will cooperate with NovaCopper (a) in NovaCopper's efforts to obtain required consent from local villages for the permitting of a mine and the construction of required infrastructure, and (b) in NovaCopper's dealings with borough and state authorities relating to such permitting and construction. The degree and manner of such cooperation will be determined by NANA acting reasonably.

8.0 Indemnification

     8.1 NovaCopper's Indemnification of NANA. NovaCopper shall defend, indemnify, and hold harmless NANA and its Affiliates from and against any and all claims, damages, losses, liabilities, or expenses (including but not limited to reasonable legal, accounting, consulting, engineering, and other fees) (the "claims or liabilities") that may be asserted against, imposed upon, or incurred by NANA or its Affiliates as a result of any action, suit, or proceeding commenced or claim or liability asserted by any third party or parties (including, but not limited to, a governmental entity) and which arise out of or result in any way from the Operations of NovaCopper, its contractors and subcontractors under this Agreement, including, but not limited to, any claims or liabilities under any applicable environmental law, including, without limitation, CERCLA; provided, however, that (a) NovaCopper's obligation to defend, indemnify, and hold harmless hereunder shall not apply to any claims or liabilities that arise as a result of (1) any disputes between NANA and one or more Shareholders in a derivative action or otherwise relating to the execution, delivery, performance, or administration of this Agreement by NANA, as appropriate, (2) activities or actions of NANA or its predecessors-in-interest or any other third party occurring prior to the date hereof; and (3) the negligent acts, omissions, or willful misconduct of NANA, its agents, employees or Affiliates (collectively, "Excepted Claims and Liabilities"), and (b) with the exception of such activities or actions of such predecessors in interest and such other third parties prior to the date hereof, NANA shall defend, indemnify and hold harmless NovaCopper and its Affiliates from and against any such Excepted Claims and Liabilities.

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     8.2 Procedure. With respect to any legal or administrative action, suit, or proceeding filed against NANA, NANA shall provide NovaCopper with written notice of the institution of such action, suit, or proceeding at least seven (7) business days prior to the date by which an answer or other response is required; provided, however, that where an answer or other response is required within seven (7) business days of NANA's actual receipt of notice of such action, suit or proceeding, then NANA shall notify NovaCopper at the earliest practicable time. Within five (5) business days following receipt of such notice, NovaCopper shall confirm in writing that it accepts the defense of the action, suit, or proceeding, whereupon NovaCopper shall not be liable to NANA for any costs or expenses (including but not limited to legal, accounting, consulting, engineering, or other expenses) incurred by NANA if NANA elects, notwithstanding NovaCopper's acceptance of the defense, at its own expense to engage its own counsel and experts to participate in such defense. In the event NANA fails to provide NovaCopper with written notice of the institution of such action, suit or proceeding within seven (7) business days prior to the date by which an answer or other response is required, then NovaCopper shall be relieved of its indemnity obligation under this Section 8.0, but only to the extent of NovaCopper's actual prejudice as a result of NANA's late notification. However, actual prejudice to NovaCopper shall be assumed hereunder in the event NANA fails to provide NovaCopper with written notice of the institution of such action, suit, or proceeding until on or after the date when an answer or other response is required and such failure results in a default judgment against NANA which is not set aside or vacated, or other materially adverse action. In any event, NovaCopper shall respond to NANA's late notification within three (3) business days of receipt of such notice. If NANA fails to notify NovaCopper of any such action, suit, or proceeding, then NovaCopper shall have no obligation to indemnify NANA as to such action, suit, or proceeding.

     8.3 NANA's Indemnification of NovaCopper. NANA shall defend, indemnify, and hold harmless NovaCopper and its Affiliates from and against any and all claims or liabilities in connection with this Agreement arising out of or relating in any way to Section 7 of the ANSCA, as amended, or the Section 7(i) Settlement Agreement, including any and all claims predicated upon the application or distribution of any funds received by NANA pursuant to this Agreement; provided, however, that NANA's obligations under this provision shall not apply to any claim arising out of NovaCopper's failure to perform its obligations under this Agreement. In addition, NANA shall defend, indemnify, and hold harmless NovaCopper and its Affiliates from and against any and all claims or liabilities (including but not limited to any claims or liabilities under any applicable environmental law) arising out of activities or actions of NANA, its agents and licensees on the NANA Lands prior to April 1, 2011. For purposes of this Section 8.3, the provisions set forth in the preceding Section 8.2 shall be deemed to apply to NANA's indemnification obligation in the same manner and to the same extent as if said Section were repeated herein with NANA changed to NovaCopper and NovaCopper changed to NANA. NovaCopper shall have the right to participate in any action as to which NANA is obligated to indemnify and defend NovaCopper with NovaCopper using its own counsel and at its own cost.

9.0 Insurance

     9.1 Coverage. NovaCopper will, directly or through an affiliate, at its sole expense, secure and maintain insurance which may cover the work specified in this Agreement as to the following insurance and limits.

     9.1.1 Workers' Compensation Insurance and Occupational Disability Insurance in compliance with the laws of all applicable state and federal jurisdictions covering all employees engaged in the performance of work specified in this Agreement, including coverage for employer's liability with a limit of not less than One Million Dollars ($1,000,000) per accident.

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     9.1.2 Comprehensive General Liability Insurance with contractual liability coverage limits for services performed, including equipment rental, of not less than Ten Million Dollars ($10,000,000) per occurrence for bodily injury, sickness, or death, and Ten Million Dollars ($10,000,000) per occurrence for property damage, including premises operations coverage.

     9.1.3 Comprehensive Automobile Liability Insurance covering all owned, non-owned, hired and rented vehicles used by NovaCopper with limits of not less than Ten Million Dollars ($10,000,000) combined single limit for bodily injury, sickness or death per occurrence and Ten Million Dollars ($10,000,000) for loss or damage to property in any single occurrence.

     9.1.4 Non-Owned Aviation Insurance when applicable to Operations performed under the Agreement:

     9.1.4.1 Limits of not less than Ten Million Dollars ($10,000,000) per occurrence, covering any loss of or damage to property of third parties arising out of any single accident or occurrence.

     9.1.4.2 Limits of not less than Ten Million Dollars ($10,000,000) per occurrence covering claims of any kind for injury to or impairment of health or death of any and all persons (including employees of NovaCopper and NANA and any other third party) arising out of any single accident or occurrence directly related to the Operations under this Agreement.

     9.2 Certificates. NovaCopper shall obtain and deposit with NANA prior to the commencement of Operations hereunder certificates of insurance as its interest shall appear, indicating the respective coverages set forth herein. The policies will not be canceled or altered unless at least thirty (30) days prior written notice of such cancellation or coverage alteration is provided to NANA.

     9.3 Additional Insured. NovaCopper will cause NANA to be named as additional insured to all insurance policies specified in subsections 9.1.2 through 9.1.4, above, but only as respects liability incurred as a result of NovaCopper's Operations under this Agreement. Notwithstanding the foregoing sentence of this Section 9.3, the provision of insurance by NovaCopper shall not relieve NANA of its indemnity obligations hereunder, it being agreed that such insurance, or its proceeds, shall not be applied to any such indemnity obligation of NANA.

     9.4 Notices of Occupational Injury. Whenever an employee of NovaCopper or subcontractor of NovaCopper suffers an occupational injury or an occupational disease because of work performed under this Agreement on NANA Lands, and such injury or disease is required by the workers' compensation or occupational disease laws to be reported to the proper authorities, copies of the reports, if any, provided to the proper authorities shall be furnished promptly by NovaCopper to NANA's safety and operational representatives. NANA shall be subject to the same standards of confidentiality as are required of the proper authorities receiving the reports.

10.0 Liens

     NovaCopper shall be solely responsible for paying for all labor performed upon or materials furnished to the NANA Lands at the request of NovaCopper. NovaCopper shall keep the NANA Lands free and clear of any and all mechanic's, mining, labor, or materialmen's liens arising from the performance of labor upon or the furnishing of materials to the NANA Lands at the request of NovaCopper, except those liens arising by operation of law for which payment is not yet due. NovaCopper may contest the validity of any such lien that may be filed if NovaCopper provides reasonable security to NANA. NovaCopper shall post and record notices of nonresponsibility for the benefit of NANA pursuant to AS § 34.35.065 and AS § 34.35.150 and any other applicable laws as now or hereafter amended.

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11.0 Reclamation

     11.1 Reclamation Policy. NovaCopper shall reclaim all NANA Lands disturbed hereunder in accordance with its reclamation plan (the "Reclamation Plan") established or to be established by NovaCopper with appropriate governmental authorities in accordance with applicable laws and regulations in connection with the permitting of the project. The Reclamation Plan and any significant modifications shall be subject to periodic review and approval by the Oversight Committee as provided in Section 5.6(c) of the Exploration Agreement. Generally, the Reclamation Plan shall provide for reclamation within the following guidelines:

     11.1.1 The parties recognize that reclamation of disturbed NANA Lands is desirable.

     11.1.2 Reclamation shall comply with applicable law and employ mining industry best practices (a) to minimize potential long-term danger to human life and the subsistence needs of the Shareholders, (b) to the extent reasonably practicable to minimize any adverse visual or aesthetic conditions, and to restore the NANA Lands to a condition compatible with surrounding lands.

     11.1.3 Disturbed land shall be restored to blend with the surrounding terrain to the extent reasonably practicable, consistent with good mining industry environmental practice.

     11.1.4 Where available in appropriate quantities, topsoil shall be separately removed and stockpiled for final application after shaping of disturbed areas has been completed.

     11.1.5 Appropriate measures shall be taken to control or reduce erosion, landslides, and water runoff.

     11.1.6 Fisheries and wildlife habitats shall be rehabilitated to the extent practicable.

     11.1.7 Disturbed areas shall, through seeding, fertilization, and other appropriate means (including natural re-vegetation, if appropriate), be re-vegetated with a diverse vegetative cover of species native to the area and similar to that on adjoining areas.

Pits, tailings, impoundments, waste rock piles, and other permanent disturbances need not always be filled, removed, or relocated, or re-contoured to their original condition, but in all cases must at least be stabilized.

The parties acknowledge and agree that nothing contained in this Section 11.1 shall relieve NovaCopper from any obligations under the Reclamation Plan or impose additional obligations on NovaCopper over and above those contained in the Reclamation Plan.

     11.2 Funding of Reclamation. Unless otherwise mutually agreed by NANA and NovaCopper in writing, NovaCopper shall either establish an investment account for reclamation reserves and regularly deposit cash into such account, obtain letters of credit, post bonds or any combination thereof as operations progress in order to ensure that adequate funds will be available in the account to satisfy reclamation costs as needed, up to and including final reclamation at the end of mine life; provided, however, that the amount and nature of such reclamation funding must never be less than required by applicable law. Such reclamation costs will be estimated based upon the probable costs to be incurred to reclaim the NANA Lands as determined by a third party review to be conducted by NovaCopper on an annual basis in conjunction with the preparation of its financial statements. Any balance not used after reclamation is completed at one mine shall be rolled forward into the next mine started (or to be started) by NovaCopper in the geographic area covered by the Exploration Agreement or shall be paid out to NovaCopper if no new mines are expected to be developed within five (5) years after the completion of reclamation.

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12.0 Disposition of Facilities and Other Property Upon Termination

     Upon termination of this Agreement, for all or a portion of the NANA Lands, NovaCopper shall with due diligence carry out the reclamation activities specified in Section 11.1 ("Reclamation Policy"). NovaCopper shall be permitted access to the NANA Lands for a period up to thirty six (36) months following the date of termination, and shall remove all buildings, facilities, equipment, materials and other objects then present on such NANA Lands, except that NANA, at its sole election, may designate such buildings, facilities and other fixtures ("Facilities") which it wishes to exempt from this removal requirement. NovaCopper shall transfer and convey to NANA such Facilities that NANA elects to exempt from this Section 12.0, and NANA shall assume full responsibility for all reclamation required under this Agreement for the NANA Lands beneath such Facilities, and shall indemnify NovaCopper against any environmental or other liability arising on or from such Facilities and the NANA Lands beneath such Facilities. If equipment, materials, supplies, buildings, structures, or other improvements not exempt from the removal requirements of this Section 12.0 as provided herein remain on the NANA Lands thirty six (36) months following the date of termination, NANA may, upon thirty (30) days written notice to NovaCopper, remove such improvements at NovaCopper's expense.

13.0 Inspection Rights; Audits

     13.1 Inspection Rights. NANA shall have the right to inspect and copy at its sole cost all records maintained by NovaCopper relating to the calculation of royalty payments hereunder solely for the purpose of verifying NovaCopper's calculations hereunder. In addition, NANA shall have the right to inspect all Operations of NovaCopper under this Agreement in a reasonable manner and at all reasonable times. NANA shall keep all such records and information confidential in accordance with Section 14.0 ("Confidentiality") below. NANA shall indemnify and hold harmless NovaCopper and its Affiliates from any and all claims or liabilities for damages arising out of any death, personal injury, or property damage sustained by NANA, or its agents or employees while in or upon the NANA Lands as permitted under this Section 13.0 to the extent such claims and liabilities arise from the negligent acts, omissions, or willful misconduct of NANA, or its agents or employees.

     13.2 Audits. NANA shall have the right to audit all calculations and payments by NovaCopper of Disturbed Lands, Net Smelter Returns Royalty, and Sand and Gravel payments solely for the purpose of verifying NovaCopper's calculations hereunder within twenty-four (24) months following the end of any calendar year. All claims upon NovaCopper with respect to payments made during a year must be made by NANA within thirty (30) months after the end of that year. Failure to make any claim within said thirty (30) month period shall mean the calculation, payment or audit is binding upon the parties. All audits shall be conducted under the direct supervision of one or more certified public accountants selected and paid for by NANA at its sole expense unless such audit discloses a material impropriety or material discrepancy, in which instance NovaCopper shall reimburse NANA for all costs reasonably incurred by NANA in connection with such audit.

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14.0 Confidentiality

     14.1 General. As long as this Agreement is in effect, the financial terms of this Agreement and all other non-public information obtained in connection with this Agreement shall be held confidential by NANA and NovaCopper, and shall not be disclosed to third parties by NANA or NovaCopper without the prior written consent of the other, which consent shall not be unreasonably withheld. In addition, the obligations in this Section 14.0 shall be continuing ones notwithstanding the fact that a party may have assigned its interest in this Agreement and ceased to be a party to this Agreement.

     14.2 Exceptions. The prior written consent required by Section 14.1 ("General") shall not apply to a disclosure:

     14.2.1 to an Affiliate, attorney, accountant, consultant, officer, director, employee, contractor, or subcontractor that has a bona fide need to be informed;

     14.2.2 to any third party in response to any subpoena, request for production of documents, interrogatory or other process issued by any court, governmental agency or governmental authority, or in connection with any proceeding before such a court, agency or authority;

     14.2.3 to any third party with whom the disclosing party is conducting bona fide negotiations in connection with a sale, assignment, or other disposal or in connection with any financing, whether such financing is related to the NANA Lands or otherwise;

     14.2.4 to a governmental agency, to the public, or to a Shareholder which the disclosing party believes in good faith is either required by applicable law, the rules of any stock exchange on which the securities of such party or an Affiliate are listed, or is necessary to secure a Village Consent; and

     14.2.5 to any third party pursuant to the requirements of the Section 7(i) Settlement Agreement.

     For any disclosure permitted under Subsection 14.2.2, the disclosing party shall use best efforts to provide advance notice of the demand for disclosure to afford the non-disclosing party an opportunity to oppose or to seek a limitation on such disclosure from an appropriate court or other governmental agency. For any disclosure permitted under Subsections 14.2.3, 14.2.4 and 14.2.5, the disclosing party shall give notice to the other party concurrently with the disclosure. In addition, as to any disclosure made pursuant to Subsections 14.2.1, 14.2.3, 14.2.4 and 14.2.5, only such confidential information as such third party shall have a legitimate need to know, and/or the legal right to acquire, shall be disclosed and the disclosing party shall, in the case of NovaCopper, treat the same as it treats disclosures of its own proprietary information and in the case of NANA, shall use all reasonable efforts to obtain from such third party an agreement in writing to protect the confidential information in accordance with this Section 14.0. In the case of the disclosure of geological or other such information to a third party, the disclosing party shall use reasonable efforts to obtain from such third party an agreement in writing not to stake or otherwise acquire any mining claim or other real property interest in any lands (other than NANA Lands) within one (1) mile of any lands affected by the information for a period of two (2) years after receipt of the information, and that no representations or warranties are made by NovaCopper or NANA with respect to geological information or reports furnished pursuant to this Section 14.0, and that neither NovaCopper nor NANA shall have any liability resulting from the use or dissemination of any such information or reports by such third party.

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     14.3 Termination. NovaCopper shall, subject to the foregoing exceptions, be required to hold the financial terms of this Agreement and all other non-public information obtained in connection with the performance of this Agreement confidential for two (2) years after the expiration or termination of this Agreement.

15.0 Real Property Taxes

     NovaCopper shall pay any and all real property taxes and assessments relating to the NANA Lands described in each Use Notice delivered pursuant to Section 2.4 ("Notice") levied by the State of Alaska, any municipality, or any other governmental entity. Such taxes and assessments shall be prorated for any year in which this Agreement is in effect for only a portion of the relevant tax or assessment year. NovaCopper shall pay any and all taxes or assessments levied or accrued after the expiration or termination of this Agreement until NovaCopper removes improvements pursuant to its obligations under Section 12.0 ("Disposition of Facilities and Other Property upon Termination"). NANA shall promptly deliver to NovaCopper copies of any and all notices which it receives relating to any such taxes or assessments. NovaCopper shall have the right, but not the obligation, to contest the amount or validity of any such taxes or assessments, and may pay under protest or withhold payment of all or any portion thereof for so long as it may contest the levy or assessment thereof in good faith in appropriate administrative or judicial proceedings. If payment is withheld, any amount so withheld shall be retained in an escrow or other suitable separate account as a contingency against possible future payment. Any fees for such an account shall be paid out of interest earned on the funds in the account. In the event of any such contest, NANA shall cooperate fully with NovaCopper and shall execute any and all documents reasonably necessary to permit NovaCopper to pursue such contest. NovaCopper shall not permit or suffer the NANA Lands, or any part thereof, to be conveyed, or NANA's title thereto to be lost, as the result of nonpayment of any such tax or assessment for which NovaCopper is responsible and with respect to which NovaCopper has received notice. NovaCopper shall furnish to NANA duplicate receipts for all such taxes and assessments when paid.

16.0 Representations and Warranties

     16.1 General Representations and Warranties.

     16.1.1 NANA hereby represents and warrants that (a) it is an Alaska Native regional corporation, duly incorporated and in good standing under the laws of the State of Alaska, (b) it is qualified to do business in the State of Alaska, (c) the person executing this Agreement for and on behalf of NANA is duly authorized to do so and (d) this Agreement has been approved by all necessary NANA corporate action and, when executed, will be a valid and binding agreement enforceable against NANA in accordance with its terms and shall not violate any other agreement to which it is a party or by which its properties are bound.

     16.1.2 NovaCopper hereby represents and warrants that (a) it is a Delaware corporation, duly incorporated and in good standing under the laws of Delaware, (b) it is qualified to do business in the State of Alaska, (c) the person executing this Agreement for and on behalf of NovaCopper is duly authorized to do so and (d) this Agreement has been approved by all necessary NovaCopper corporate action and, when executed, will be a valid and binding agreement enforceable against NovaCopper in accordance with its terms and shall not violate any other agreement to which it is a party or by which its properties are bound.

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     16.2 Title Representations, Warranties and Covenants. Except as specifically set forth in this Section 16.2, NANA makes no express or implied representations or warranties of title to any NANA Lands. NANA hereby represents and warrants that:

     16.2.1 it has the full corporate power and authority to enter into this Agreement and to make the grants to NovaCopper described in this Agreement;

     16.2.2 it has no material contractual commitments or obligations which relate to or affect the NANA Lands;

     16.2.3 no claim, demand, cause of action, administrative or other proceeding, lawsuit, or other litigation is pending or is threatened against NANA which now or would hereafter adversely affect the NANA Lands or the ability of NovaCopper to conduct Operations under this Agreement thereon;

     16.2.4 none of its officers and directors have actual knowledge of any material adverse environmental condition on or affecting the NANA Lands; and

     16.2.5 any information that it has presented to NovaCopper with respect to the NANA Lands is, to the best of NANA's knowledge, accurate.

     [NTD: EACH OF THE FOREGOING CLAUSES MAY BE SUBJECT TO VARIANCE BY ATTACHED SCHEDULES IDENTIFYING PARTICULAR EXCEPTIONS]

     NovaCopper may, subject to NANA's consent (which consent shall not be unreasonably withheld), at its option and without waiver of any claims against NANA in respect thereof, take all actions necessary (including judicial proceedings) to cure any defect in NANA's title to the surface or subsurface estate of the NANA Lands. NANA agrees to cooperate with NovaCopper in any such actions taken, to execute all documents, and to take such other actions as may be reasonably necessary to assist NovaCopper. Any costs incurred by NovaCopper in curing defects in NANA's title to the surface or subsurface estate of the NANA Lands (including attorneys' fees) shall be credited toward amounts due NANA under Section 5.0 ("Production Royalties") above. Alternatively, NovaCopper shall, if so requested by NANA, allow NANA to take all necessary actions to cure title to the NANA Lands.

     16.3 Survival/No Merger. The representations and warranties contained in this Section 16.0 shall survive the termination of this Agreement and shall not be merged with any subsequent representations and warranties made by the applicable party in any subsequent agreement between the parties affecting the NANA Lands.

17.0 Voluntary Termination by NovaCopper

     17.1 NovaCopper may terminate this Agreement as to all or any portion or portions of the NANA Lands at any time by delivering written notice to that effect to NANA, which termination shall be effective on the one hundred eightieth (180th) day after the effective date of receipt of such notice or on a later date specified in the notice.

     17.2 NovaCopper's right to terminate this Agreement as to a portion of the NANA Lands is subject to the following restrictions:

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     17.2.1 NANA Lands designated for termination from this Agreement must be in legal subdivisions of at least forty (40) acres.

     17.2.2 NANA Lands may not be designated for termination from this Agreement until improvements have been removed from it and reclamation has been completed thereon, including the receipt of any necessary approvals of such reclamation from governmental authorities having jurisdiction.

     17.2.3 The NANA Lands remaining subject to this Agreement, after termination as to a portion of the NANA Lands, must be contiguous and shall be designated by legal subdivisions of at least forty (40) acres and, (a) shall be reasonably compact taking into account the purpose of this Agreement, and (b) shall not include within their exterior boundaries NANA Lands which have been terminated from this Agreement.

18.0 Termination for Material Breach

      The failure of NovaCopper to keep or perform any material obligation on its part to be kept or performed according to the terms and provisions of this Agreement shall, at the election of NANA, constitute a material breach of this Agreement unless cured as hereinafter provided. In the event of any such material breach by NovaCopper, NANA shall first deliver to NovaCopper a written notice of its intention to declare a material breach of this Agreement which specifies the particular material breach or breaches. NovaCopper shall then have, (a) in the case of any failure to pay money, twenty (20) days after delivery of such notice, or (b) in all other cases, thirty (30) days after delivery of such notice, in which to cure such specified material breach or breaches or, if such cure cannot reasonably be completed within such thirty (30) day period, NovaCopper shall commence to cure the same within such thirty (30) day period and thereafter diligently and without undue delay, complete such cure as soon as possible. If a specified material breach is not cured within said twenty (20) days or thirty (30) days (whichever is applicable), or if a specified material breach other than a failure to pay money is of such a nature that it cannot be cured within said thirty (30) days and NovaCopper fails to commence cure such material breach within said thirty (30) days or fails thereafter to proceed to cure such material breach with all possible diligence, NANA may terminate this Agreement by delivering a written notice to that effect to NovaCopper. If NovaCopper disputes in good faith that a material breach exists, it shall deliver to NANA a written notice to that effect and (a) the dispute shall be resolved in accordance with Section 25.0 ("Dispute Resolution") of this Agreement and (b) the time to cure any such material breach shall be tolled (but not NovaCopper's obligations to remit payments under Sections 4.0 ("Disturbed Land Payments") and 5.0 ("Production Royalties"), except as specified in Section 25.0 ("Dispute Resolution")), while the dispute is being resolved. Except as otherwise provided in Section 17.0 ("Voluntary Termination by NovaCopper"), this Agreement may be terminated only on the basis of a material breach which is not timely cured.

19.0 Effect of Termination

     If this Agreement expires or is terminated for any reason whatsoever, the parties shall be relieved of all further rights, obligations, and liabilities under this Agreement, except for rights, obligations, or liabilities arising prior to such expiration or termination regardless of whether such rights, obligations, or liabilities are asserted after such expiration or termination; provided, however, that the obligation to remit payments to NANA as set forth in Section 4.0 ("Disturbed Land Payments") shall continue until reclamation has been completed and improvements removed from the NANA Lands.

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20.0 Surrender of Possession and Reconveyance

     Upon the expiration or termination of this Agreement, NovaCopper (a) shall surrender the NANA Lands to NANA except to the extent NovaCopper needs or desires to retain possession of the NANA Lands to exercise, fulfill, or discharge any rights, obligations, or liabilities of NovaCopper that accrued prior to the expiration or termination of this Agreement and (b) shall execute, acknowledge, and deliver to NANA a release of this Agreement and a quitclaim deed conveying to NANA all right, title, and interest of NovaCopper in and to the NANA Lands which it acquired under the terms of this Agreement. If NovaCopper needs or desires to retain possession of the NANA Lands after the expiration or termination of this Agreement to exercise, fulfill, or discharge any accrued rights, obligations, or liabilities of NovaCopper, then on or before the effective date of expiration or termination of this Agreement NovaCopper shall deliver to NANA a notice describing in reasonable detail the accrued rights, obligations, and liabilities of NovaCopper which NovaCopper needs or desires to exercise, fulfill, or discharge and the operations which NovaCopper will undertake to exercise, fulfill, or discharge such accrued rights, obligations, and liabilities, as well as the anticipated duration and timing thereof.

21.0 Force Majeure

     21.1 Effect. If a Party is prevented or delayed from performing any of its obligations under this Agreement or from exercising any of its rights under this Agreement by reason of any cause of force majeure, then such failure to perform such obligation or to exercise such right shall not be deemed a breach, default, or waiver under this Agreement, and the requirement to perform any such obligation shall be suspended during such period of disability, and the time for performance of any such obligation or the time in which any such right may be exercised shall be extended for a period of time equivalent to the period or periods of disability. The Party claiming force majeure shall notify the other Parties of the force majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the force majeure and also estimate the period of time which the Party will probably require to remedy the force majeure. The affected Party shall use all reasonable diligence to remove or overcome the force majeure situation as quickly as possible in an economic manner but shall not be obligated to settle any labor dispute except on terms acceptable to it, and all such disputes shall be handled within the sole discretion of the affected Party.

     21.2 Definition. As used herein, force majeure includes all events, whether foreseeable or unforeseeable, which are beyond the reasonable control of such party and which cannot be overcome by such party through the exercise of normal means and at a reasonable expense, including labor disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing.

22.0 Assignment

     22.1 Assignment by NovaCopper.

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22.1.1 Subject to Section 22.1.2, the rights and obligations of NovaCopper under this Agreement may be assigned (including, without limitation, changes in corporate control, mortgages and hypothecations) only with the prior written consent of NANA, which consent shall not be unreasonably withheld; provided, however, that NANA consent is not required for a change in corporate control of NovaCopper, if NovaCopper or the ultimate parent of NovaCopper is then publicly-traded on a recognized securities exchange or for any assignment of this Agreement to an Affiliate. In order for any assignment by NovaCopper or its subsequent assignees to be effective as against NANA, the assignee must agree in writing to be bound by the terms and provisions of this Agreement, and such provision shall be incorporated in and made part of each such instrument of assignment or transfer. In addition, the assignee shall enter into an agreement, in form and substance satisfactory to NANA acting reasonably, under which the assignee agrees that it will comply with the provisions of Sections 5, 6 and 12 of the Exploration Agreement with respect to the NANA Lands and its operations under this Agreement.

22.1.2 Notwithstanding Section 22.1.1, NovaCopper may mortgage, hypothecate or similarly encumber its interest under this Lease in connection with debt financing arrangements for a project on the NANA Lands to the extent:

22.1.2.1 such encumbrance is granted as security for project debt; and

22.1.2.2 such encumbrance shall provide that in connection with any foreclosure, transfer in lieu or other enforcement rights in the security interest, the acquiring third party shall be bound by the terms of this Agreement and shall only acquire the rights of an assignee under the terms of this Agreement.

     22.2 Assignment by NANA. The rights and obligations of NANA under this Agreement may not be assigned in whole or in part at any time, except to an Affiliate of NANA, without the prior written consent of NovaCopper, which consent shall not be unreasonably withheld. Any assignee of NANA shall agree in writing to be bound by the terms and provisions of this Agreement. All assignments which NANA or its successors or assigns may grant shall be subject and subordinate to the rights and interests granted hereunder to NovaCopper and shall not prevent or interfere in any way with any of NovaCopper's Mining Support Activities under this Agreement. The provisions of the last preceding sentence shall be incorporated in and made a part of each such instrument of assignment or transfer.

     22.3 Assignment of Net Smelter Returns Royalty. If NANA wishes to transfer, directly or indirectly, all or any part of its interest in the Net Smelter Returns Royalty referred to in Section 5.0 ("Production Royalties") other than by mortgage, pledge or similar encumbrance for the purpose of granting security, NovaCopper shall have a right of first refusal to acquire such interest in accordance with the following:

     22.3.1 if NANA is intending to transfer all or any part of its interest in the Net Smelter Returns Royalty, it shall promptly notify NovaCopper of its intentions in a written notice which states the price and all other pertinent terms and conditions of the intended transfer including the name of the proposed transferee. If the consideration for the intended transfer is, in whole or in part, other than cash, the notice shall describe such consideration and its cash equivalent (based upon the fair market value of the non-cash consideration and stated in cash);

18

     22.3.2 NovaCopper shall have sixty (60) days from the date such notice is delivered to notify NANA whether it elects to acquire the offered interest at the same price (or its cash equivalent) and on the same terms and conditions as set forth in the notice. If it does so elect, the transfer shall be consummated within fifteen (15) days after notice of such election is delivered to NANA;

     22.3.3 if NovaCopper fails to so elect within the period provided for in paragraph (b) above, NANA will have ninety (90) days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favorable than those offered by NANA to NovaCopper in the notice required in clause (a) above; and

     22.3.4 if NANA fails to consummate the transfer to a third party within the period set forth in clause (c) above, the right of first refusal of NovaCopper with respect to the Net Smelter Returns Royalty shall be deemed to be revived. Any subsequent proposal to transfer such interest in the Net Smelter Returns Royalty shall be conducted in accordance with all of the procedures set forth in this Section 22.3.

     22.4 Notice of Assignment. No assignment shall be binding upon a non-assigning party unless and until written notice thereof is delivered to the non-assigning party.

     22.5 Change of Ownership. No change of ownership of the NANA Lands as permitted under this Agreement shall be binding upon NovaCopper with respect to making payments, regardless of whether NovaCopper has actual or constructive knowledge of the change of ownership, until thirty (30) days after NovaCopper has received from NANA as appropriate a certified copy of the recorded instrument or instruments satisfactory, in the opinion of NovaCopper, to evidence the change of ownership and to establish the right, title, or interest of the claiming party and the extent thereof. Regardless of any ownership change, all payments that NovaCopper may make under this Agreement shall be made in accordance with the terms of this Agreement. No change of ownership shall entitle any person to receive payments in any manner different from the manner provided herein.

     22.6 Single Agent for Payment. In the event that payments due to NANA under this Agreement are or become payable to two (2) or more parties, those parties shall appoint, and shall deliver to NovaCopper a document executed by all of those parties that designates the name and address of a single agent or trustee to whom NovaCopper shall make all payments. Until NovaCopper receives such designation, NovaCopper may withhold all payments. Payments withheld, if any, shall be deposited with the single agent or trustee within twenty (20) days after NovaCopper's receipt of the designation. No interest shall be payable on payments withheld pursuant to this Section 22.6. NovaCopper shall have no responsibility as to the division of payments paid among the parties except as to NANA. If NovaCopper makes a payment or payments in accordance with the provisions of this Section 22.6, it shall be conclusively deemed that such payment or payments have been received by NANA. All charges of the agent or trustee shall be borne by the parties receiving payments.

23.0 Recording of Memorandum Agreement

     Upon the execution of this Agreement, NANA and NovaCopper shall execute and acknowledge a Memorandum Agreement (in the form attached hereto as Exhibit C), describing the contents of this Agreement and the NANA Lands and rights affected thereby. NovaCopper shall cause said Memorandum Agreement to be recorded in the Kotzebue Recording District, State of Alaska, and NovaCopper shall pay any and all required recording fees. This Agreement shall not be recorded.

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24.0 Rotation Schedules

     In keeping with NANA's desire that no permanent communities be developed at the mine or port site, all rotation schedules for employees at the mine shall be arranged so that no employee would be a permanent resident at any such site on NANA Land. To the extent practicable, NovaCopper will attempt to use rotation schedules which are conducive to the objectives of this Section 24.0 ("Rotation Schedules").

25.0 Dispute Resolution

     Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be resolved by proceedings in a court of competent jurisdiction in Alaska, unless the Parties then agree that a particular controversy or claim should be resolved in some other manner.

26.0 Notices, Payments and Delivery

     26.1 Written Notices. All notices contemplated by this Agreement shall be in writing.

     26.2 Payments. All payments contemplated by this Agreement shall be made by bank wire transfer, certified check, or cashier's check.

     26.3 Delivery by Mail. Any notice, payment, or other document contemplated by this Agreement may be delivered by mail if mailed by United States certified or registered mail, return receipt requested, postage prepaid, and addressed as follows:

If to NANA:

NANA Regional Corporation, Inc.
P. O. Box 49
Kotzebue, Alaska 99752
Attention: President
Telephone No.: (907) 442-3301
Telecopy No.: (907) 442-2866
Email: [*]

With a copy to:	and to:

NANA Regional Corporation, Inc.	NANA Regional Corporation, Inc.
3150 C Street, Suite 150	1001 East Benson Boulevard
Anchorage, Alaska 99503	Anchorage, Alaska 99508
Attention: Vice President - Resources	Attention: General Counsel
Telephone No.: (907) 265-4360	Telephone No.: (907) 265-4148
Telecopy No.: (907) 343-5769	Telecopy No.: (907) 265-4378
Email: [*]	Email: [*]

If to NovaCopper:

NovaCopper US Inc.

Telephone No.:
Telecopy No.:
Email: [*]

20

Delivery by mail shall be deemed effective and complete when the notice, payment, or other document is actually delivered to the applicable address set forth above.

     26.4 Delivery by Electronic Communication. Any notice or other document contemplated by this Agreement may be delivered by electronic communication at the party's telecopy number or email described in Section 26.3 or at such other telecopy number as the party may designate in writing pursuant to Section 26.6 ("Change of Address"). Delivery by electronic communication must be followed by a delivery by mail or by personal service as described in Section 26.3 ("Delivery by Mail") or 26.5 ("Delivery by Personal Service"), respectively, and shall be deemed effective and complete only when the notice or document has been delivered pursuant to Section 26.3 ("Delivery by Mail") or 26.5 ("Delivery by Personal Service"), as applicable.

     26.5 Delivery by Personal Service. Any notice, payment, or other document contemplated by this Agreement may be delivered by personally serving said notice, payment, or other document upon the party at the address indicated in Section 26.3 ("Delivery by Mail") or at such other address as the party may designate in writing pursuant to Section 26.6 ("Change of Address"). In the event of delivery by personal service, no mailing of the notice, payment or other document shall be necessary, and delivery shall be deemed effective and complete on the date of said personal service.

     26.6 Change of Address. The address to which a party desires that notices, payments, and other documents be delivered may be changed at any time by giving written notice to that effective to the other parties.

27.0 General Provisions

     27.1 United States Currency. All references to dollars in this Agreement refer to United States currency.

     27.2 Time. Time is of the essence of this Agreement.

     27.3 Waiver. The failure of any party to insist upon the strict performance of any provision of this Agreement or to exercise any right, power, or remedy consequent upon a breach thereof shall not constitute a waiver by said party of any such provision, breach, or subsequent breach of the same or any other provision.

     27.4 Remedies. Except as otherwise provided in this Agreement, the parties shall be entitled to any and all remedies provided by law.

     27.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute a single agreement. This Agreement shall not become binding upon any party unless and until each party has executed at least one counterpart of this Agreement (which counterpart need not be the same counterpart executed by the other party) and has then forwarded a copy of the signature page of said counterpart to every other party certifying that it is a true and correct copy of the signature page of the Agreement.

     27.6 Further Actions. The parties hereby agree to take any and all actions and execute, acknowledge, and deliver any and all documents reasonably necessary to effect the purposes of this Agreement.

21

     27.7 Modification of Agreement. This Agreement may be modified only by a document in writing executed by all of the parties hereto.

     27.8 Law Governing. This Agreement shall be interpreted and construed in accordance with, and governed and enforced in all respects by, the laws of the State of Alaska, excluding choice of law provisions.

     27.9 Construction. Each party has had the assistance of counsel in negotiating and drafting this Agreement, so the rule calling for agreements to be construed against the drafter shall not apply.

     27.10 Severability. If any provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such provision shall not be affected thereby.

     27.11 Implied Covenants. Except for a covenant of good faith and fair dealing, no other implied covenants are contained in this Agreement.

     27.12 Binding Effect. The rights, obligations, and liabilities set forth in or arising under this Agreement shall extend to, be binding upon, and inure to the benefit of the successors and assigns of the respective parties.

     27.13 Section Headings; Plural. The descriptive Section headings throughout this Agreement are for convenience and reference only, and the words contained therein shall not be held to expand, modify, amplify, or aid in the interpretation or construction of this Agreement. Words (including defined terms) using or importing the singular number include the plural and vice versa.

     27.14 Entire Agreement. This Agreement, together with the Exploration Agreement and Option to Lease dated October 19, 2011 between NovaCopper US Inc. and NANA Regional Corporation, Inc., constitute the entire agreement with respect to the subject matter contained herein and supersede all prior understandings and negotiations of the Parties. Without limiting the generality of the foregoing, the Parties specifically intend that the provisions contained in Articles 5 ("Oversight Committee"), 6 ("Sustainability Committee"), and 12 ("Contract Preference") of the Exploration Agreement and Option to Lease shall have continuing effect, and in the event of any conflict or difference between those provisions and the provisions of this Agreement, the provisions in the Exploration Agreement and Option to Lease shall control.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first hereinabove set forth.

NANA REGIONAL CORPORATION, INC.

By:_________________________________________
Its:_________________________________________

NOVACOPPER US INC.

By:_________________________________________
Its:_________________________________________

22

STATE OF ALASKA	)
	)	ss.
________ JUDICIAL DISTRICT	)

     THIS IS TO CERTIFY that on the ____ day of __________ , 2011, at _______________ , Alaska, the foregoing instrument acknowledged before me by _____________________________ , the _______________ of NANA REGIONAL CORPORATION, INC., an Alaska Native regional corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public in and for Alaska
My Commission Expires: _________________________

STATE OF	)
) ss.
COUNTY OF	)

     THIS IS TO CERTIFY that on the ____ day of ___________ , 2011, at ___________ , Alaska, the foregoing instrument acknowledged before me by ____________________ , in their capacity as __________________________ of NOVACOPPER US INC., a Delaware corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public in and for Alaska
My Commission Expires: _________________________

23

EXHIBIT A-1

TO SURFACE USE AGREEMENT

Description of NANA Lands

EXHIBIT A-2

TO SURFACE USE AGREEMENT

Description of Ambler Lands

EXHIBIT B

TO SURFACE USE AGREEMENT

Net Smelter Returns

A.	Sale of Concentrates, etc.

     In the event that NovaCopper sells ores, concentrates, or any other primary or intermediate Minerals produced from the Ambler Lands, Net Smelter Returns means the Receipts (as defined in item C, below) actually received or deemed to have been received by NovaCopper from the sale of such Mineral, less to the extent paid or incurred by NovaCopper, (a) the cost of transportation (including insurance) between NovaCopper's mill, or other facility and buyer, (b) the cost of assaying, sampling, umpire charges, and independent representative charges, and (c) taxes (other than income taxes) imposed upon or in connection with producing transporting, and selling such Minerals, to the extent the foregoing are deductible under generally accepted accounting principles in the United States and practices consistently applied by NovaCopper.

B.	Refined Minerals.

     In the event NovaCopper produces or has produced through a tolling/refining contract or any other transaction resulting in NovaCopper owning title to refined Minerals, Net Smelter Returns means the Receipts actually received or deemed to have been received from sale of the refined Minerals less the following costs attributed to that production, to the extent paid or accrued by NovaCopper prior to the date payment is due NANA under Section 5.0 ("Production Royalties") of the Agreement: (a) the costs of transportation from NovaCopper's mill to the smelter or refiner and to buyer, if not sold F.O.B. smelter or refinery, (b) the costs of assaying, sampling, smelting, and refining said Minerals by NovaCopper or the treatment or refining charges of a smelter or refiner, including penalties, tolling costs, umpire charges, and independent representative charges, (c) taxes (other than income taxes) imposed upon or in connection with producing, transporting, and selling said Minerals, and (d) costs of sale, if any actually paid or incurred by NovaCopper prior to the date payment is due NANA. In the event that NovaCopper uses its own smelter or refinery, the allowable deduction of smelting and refining shall not exceed the costs of a comparable third party smelter or refiner. In any case, NANA shall have no right to participate in any hedging, trading, or other similar transaction undertaken by NovaCopper or its Affiliates involving refined Minerals derived from the Ambler Lands.

C.	Receipts.

     "Receipts" shall be all revenues actually received during the calendar month from the sale of Minerals as follows: (1) if Minerals derived from the Ambler Lands are sold to a smelter, refiner, or other purchaser (other than NovaCopper or its Affiliates), Receipts shall equal the amount of revenues actually received by NovaCopper from the smelter, refiner, or other purchaser of Minerals, plus any bonuses and subsidies, less all penalties, assaying, and sampling charges whether deducted by the purchaser or paid or incurred by NovaCopper; or (2) if Minerals derived from the Ambler Lands are sold to NovaCopper or an Affiliate of NovaCopper, then for purposes of determining Receipts, such Minerals shall be deemed conclusively to have been sold when, after measurement, sampling and assaying in accordance with accepted mining industry practice applied in connection with third party sales, such Minerals are delivered to NovaCopper or its Affiliates, and "Receipts" from such deemed sale shall be the fair market value (the value if sold in an arm's length transaction to an unrelated third party purchaser) of such Minerals at the date of the deemed sale; or (3) if NovaCopper produces or has produced through a tolling/refining contract or any transaction that results in NovaCopper owning title to refined Minerals, Receipts means the amount actually received by NovaCopper upon the sale of such refined Minerals (if sold to a purchaser other than NovaCopper or its Affiliates); or (4) if refined Minerals derived from the Ambler Lands are retained by NovaCopper or sold to an Affiliate of NovaCopper, then for purposes of determining Receipts, such Minerals shall be deemed conclusively to have been sold when delivered in refined form to NovaCopper or its Affiliate, and "Receipts" from such deemed sale shall be the fair market value (the value if sold in an arm's length transaction to an unrelated third party purchaser) of such refined Minerals at the date of the deemed sale or, if NovaCopper and NANA cannot agree on such value, then at the applicable London Metal Exchange daily cash settlement price for such refined Minerals.

D.	Commingling.

     NovaCopper shall have the right to commingle ore and minerals from the Ambler Lands with ore and Minerals from other properties; provided, however, that NovaCopper shall calculate from representative samples the average grade of the ore and shall weigh (or calculate by volume) the ore before commingling. If concentrates are produced from the commingled ores by NovaCopper, NovaCopper shall also determine from representative samples the average metallurgical recovery percentage for all concentrates produced during the calendar quarter. In obtaining representative recovery percentages, NovaCopper may use any reasonably applicable procedures accepted in the mining and metallurgical industry in similar circumstances which it believes suitable for the type of mining and processing activity being conducted which will lead to a reasonably accurate result and, in the absence of fraud, its choice of such procedures shall be final and binding on NANA and its successors and assigns. NANA will be an active participant in developing the protocol for commingling. In addition, comparable procedures may be used by NovaCopper to apportion among the commingled ores penalty charges, if any, imposed by the purchase of such ore or concentrates.

EXHIBIT C
TO SURFACE USE AGREEMENT

Memorandum Surface Use Agreement

RECORD THIS INSTRUMENT IN THE KOTZEBUE RECORDING DISTRICT

RETURN THIS INSTRUMENT TO:

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

MEMORANDUM SURFACE USE AGREEMENT

by and between

NANA REGIONAL CORPORATION, INC.

and

NOVACOPPER US INC.

[Date]

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

INDEX THIS INSTRUMENT AS FOLLOWS:

Grantor:	NANA REGIONAL CORPORATION, INC.

Grantee:	NOVACOPPER US INC.

THE NANA LANDS AFFECTED BY THIS INSTRUMENT ARE DESCRIBED IN EXHIBIT A ATTACHED HERETO. THE NOVACOPPER LANDS BURDENED BY A ROYALTY CREATED BY THIS INSTRUMENT ARE DESCRIBED IN EXHIBIT B.

     THIS MEMORANDUM SURFACE USE AGREEMENT (this "Memorandum Agreement"), entered into on _________________ , by and between NANA REGIONAL CORPORATION, INC. ("NANA"), an Alaska Native regional corporation, the address of which is P. O. Box 49, Kotzebue, Alaska 99752, and NOVACOPPER US INC. ("NovaCopper"), a Delaware corporation, the address of which is _____________________;

WITNESSETH:

     WHEREAS, NANA and NovaCopper have entered into that certain unrecorded Surface Use Agreement dated as of _______________ , affecting certain property situated in the Kotzebue Recording District, State of Alaska; and

     WHEREAS, NANA and NovaCopper desire to enter into this Memorandum Agreement in order to provide constructive notice of the Surface Use Agreement and the rights of the parties thereunder,

     NOW, THEREFORE, in consideration of the promises and covenants contained herein, NANA and NovaCopper hereby agree as follows:

I. Incorporation of Provisions of Surface Use Agreement.

     The provisions of the Surface Use Agreement are hereby incorporated by reference into this Memorandum Agreement for all purposes. This Memorandum Agreement is not intended to alter or vary any provision of the Surface Use Agreement.

II. Grant of Surface Use Rights.

     Site Access. NANA hereby grants to NovaCopper the non-exclusive right, subject to securing any necessary Village Consents, to cross over, in, under or through the NANA Lands and other lands owned by NANA in order to provide reasonable access for roads, pipelines, utilities, haulage ways, drifts and other means of access to or from the Ambler Lands; provided, however, that such access is, as to Sustainability Matters, subject to prior review and approval by the Sustainability Committee and Oversight Committee, as provided in Sections 6 ("Sustainability Committee") and 5 ("Oversight Committee") of the Exploration Agreement.

     Ancillary Rights. NANA hereby grants NovaCopper the right to use the surface of the NANA Lands to construct, use, maintain, repair, replace and relocate buildings, tailings ponds, waste dumps, structures, mills, processing facilities, stockpiles, landing areas, warehouses, storage areas, laydown yards, portals, pit laybacks, employee housing and other improvements and facilities reasonably required by NovaCopper in connection with its Operations, including, without limitation, the right to use so much of the NANA Lands as may be necessary or convenient for the storage, stockpiling, and permanent disposal of ore, broken rock, mine or other wastes, residues, tailings and other by-products of Operations; provided, however, that such use is, as to Sustainability Matters, subject to prior review and approval by the Sustainability Committee and Oversight Committee, as provided in Sections 6 ("Sustainability Committee") and 5 ("Oversight Committee") of the Exploration Agreement.

     Notice. NovaCopper shall notify NANA from time to time of the particular NANA Lands which NovaCopper will be using for the foregoing purposes and, after each such notice is delivered, NovaCopper shall have exclusive use of the surface of the lands described therein for such purposes during the term of the Surface Use Agreement and this Memorandum Agreement.

      The term of this Memorandum Agreement is identical to the term of the Surface Use Agreement.

III. Royalty.

     Pursuant to the Surface Use Agreement, NovaCopper grants to NANA, its successors and assigns, a net smelter returns royalty of one percent (1%) of all Net Smelter Returns received by NovaCopper from minerals produced from the lands described on Exhibit B during the term of the Surface Use Agreement and this Memorandum Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Memorandum Agreement as of the date first hereinabove set forth.

NANA REGIONAL CORPORATION, INC.

By: _____________________________________
Its: ____________________________________

NOVACOPPER US INC.

By: _____________________________________
Its: _____________________________________

STATE OF ALASKA	)
) ss.
________ JUDICIAL DISTRICT	)

     This is to certify that on the ______ day of _______________ , 2011, at ___________________ , Alaska, the foregoing instrument was acknowledged before me by ____________________________ , the _________________________ of NANA REGIONAL CORPORATION, INC., an Alaska Native regional corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

NOTARY PUBLIC in and for Alaska
My Commission Expires: _________________________

STATE OF	)
) ss.
COUNTY OF	)

This is to certify that on the ______ day of ________________ , 2___, at  _________ , the foregoing instrument was acknowledged before me by  ________________________ , in their capacity as ______________________________ of NOVACOPPER US INC., a Delaware corporation, on behalf of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

NOTARY PUBLIC in and for Alaska
My Commission Expires: _________________________